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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michelin Compagnie Generale Des Etablissement Michelin

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

FILE NO. 82- 3354 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/8/04

SEC File #82-3354

RECEIVED
2004 JUN -8 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
12-31-03



Annual Report
2003

Michelin Compagnie Generale Des Etablissements Michelin

MICHELIN

Simplified corporate organization chart



Compagnie Générale des Etablissements Michelin (CGEM)
France
100%
40%
Compagnie Financière Michelin
Switzerland
60%
Manufacture Française des Pneumatiques Michelin
France
Industrial, distribution and research companies outside France
Industrial and distribution companies in France

An extensive brand portfolio

MICHELIN | ICOLLANTAS | RIKEN | Pneu Laurent

BFGoodrich Tires | WARRIOR | TAURUS | RECAMIC

Kleber | EUROMASTER | Kormoran | Encore

UNIROYAL | TCi | SIAMTYRE

Highlights of the Michelin group

Tires serving diversified markets

- Passenger cars and light trucks
- Trucks
- Agricultural vehicles
- Earthmover and handling equipment
- Aircraft
- Two-wheel vehicles
- Subway trains
- Trams running on tires

Suspension and pressure-monitoring systems

In partnership with Woco, Wabco, TRW, Vallourec Composants Automobiles, Toyo AVS, Robert Bosch GmbH, ...

Integrated distribution and services networks

- Euromaster in Europe
- Tire Centers in the United States

Mobility assistance services

- Roadmaps
- Accommodation-restaurant and travel guides
- ViaMichelin, Michelin OnWay, Michelin Euro Assist, Michelin Fleet Solutions in Europe
- Michelin Business Solutions and Tire Advisor in North America

Consumer Products

- Michelin Lifestyle

nternational teams

ome 125,000 employees representing all cultures

,000 research personnel in Europe, the United States and Asia

A sales network covering 170 countries

Production plants close to the local markets

Every year, **74** plants in **18** countries produce **180** million tires and **22** million maps and guides

A passion for racing

More than **150** Drivers' and Constructors' World Championship titles since 1973

Contents

[illegible]dditional information can be found in:
– the Reference Document;
– the Performance and Responsibility Report published in 2003.
[illegible] documents are available:
– on the Internet site www.michelin.com/corporate
– upon request by e-mail or phone
from the Individual Shareholder Relations Department
or the Investor Relations Department
whose contact details are provided
on the back cover of this report.

[illegible] English language version of this annual report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that [illegible] translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.

World leader on many tire markets

Michelin is among the leaders in all tire markets and mobility-related services.

Michelin's growth is driven by innovation and quality

Its leadership in the most demanding technical segments is widely recognized and its extensive product and brand portfolio matches its different customers' – drivers, distributors, road haulage industry and vehicle manufacturers – requirements.


Michelin
is world tire No. 1 with 19.2%
market share*

Our mission

To make a sustainable contribution to progress in the mobility of goods and people by constantly enhancing freedom of movement, safety, efficiency and pleasure when on the move.

Our values

Respect for customers, people, shareholders, the environment and facts.

* Source: Rubber & Plastic News, September 2003. Calculated on the basis of tire sales.

Our strategy

Achieve high-quality growth by

- **constantly improving our ability to anticipate and handle obstacles;**
- **focusing on the most buoyant, high added value markets, while serving the others efficiently;**
- **stepping up expansion in high growth regions.**

Our economic performance objectives

- **Achieve an operating margin of 10% on average over the cycle.**
- **Achieve a positive free cash flow and economic performance well above the cost of capital employed.**

"Dear Shareholder"



In an environment marked by moderate tire market growth and a dramatic rise of raw material prices as well as of the euro, 2003 was geared to our mid-term performance targets and aimed at strengthening the Group.

Enhancing performance

After a 1.2 point increase in 2002, we ended 2003 with an operating margin practically flat at constant scope. This stability actually stems from a 3.7% improvement in volumes sold, as well as price mix improvement and firm pricing and, on the negative side, from the towering rise in external costs and adverse changes in currency parity. Even though we stepped up investment by 30% year on year, we were able to generate positive free cash flow for the third year running through improved operating cash flow and working capital requirements.
Our debt-to-equity ratio further improved at under 80% and our net income only edged back because we opted for full amortization over the financial year of €306.5 million goodwill in connection with our acquisition of the Viborg group.

Stepping up growth

In Asia, we continued our market penetration, achieving some 30% growth in China. Our prospects were also boosted by the signing of a joint venture agreement in India. Just like China, India is actively developing its road infrastructure and haulage industry.
In Eastern Europe we built up our operations significantly and production started at our first plant in Russia.

Important as such investments in tomorrow's largest markets may be, they should not overshadow our firm intent of modernizing and consolidating our industrial potential in Europe and North America, which account for over 80% of our sales. Not only are these markets by far the largest, they also drive and will, for many years, continue to drive demand for the most diversified products.
Our industrial strategy is therefore two-fold, hinging on an increased competitive edge on our traditional markets and on the development of new capacity in high growth countries of the "East" and the "South".

Leveraging innovation

A range of new products, all tailored to the specific needs of the different continents in which we operate, was introduced in 2003. To support our product innovation strategy, focused on higher added value segments (Winter, Performance and Professional tires) we channel up to 4.6% of turnover into R&D, conducted by our teams of engineers in Europe, North America and Asia.
We also increasingly turn to services as a major innovation area, as demonstrated by Michelin OnWay, a round-the-clock, all-year-round, assistance guarantee in the event of tire failure or need for assistance. After introduction in France in 2003, Michelin OnWay will be extended to a number of European countries.
In short, innovation and quality remain Michelin's key growth drivers.

Fostering the Michelin Performance and Responsibility approach

Following up on the Michelin Performance and Responsibility Charter drafted in 2002, which enshrines our values, mission, responsibilities and strategic orientations, Michelin's first Performance and Responsibility Report was published in 2003. It reviews our performance as a Group on all issues that fall within our responsibility, that is not only towards you, our Shareholders, but also towards our customers, teams and, of course, the environment.

This approach focuses on a number of priorities for the Group as a whole. One of them, safety at work, is an area in which all Michelin group personnel have distinguished themselves particularly, with the accident rate halved over the year, an achievement for which I would like to congratulate them all.
In two other important areas, rolling resistance – which is key to reducing fuel consumption – and end-of-life tire processing, Michelin achieved further significant progress during the year.
Michelin teams, of course, are to be credited for all these achievements.
I note that some 70% of Michelin staff availed themselves of the opportunity to become Michelin shareholders, given to them by the second worldwide shareholder plan launched in 2003.

Looking into 2004

We don't expect the inflationary pressures recorded in North America in 2003 on raw materials, energy, transportation and healthcare costs in North America to disappear in 2004 and we are tabling on moderate world tire market growth. We are nevertheless confident that our focused growth strategy, together with a firm pricing policy and additional productivity gains, will translate into further performance enhancements and a tangible improvement in our operating margin.

Just as we did in 2003, we will hold the course… at a good pace!

Thank you for your support.

Edouard Michelin

Management

Managing Partners*

1 • **Edouard Michelin**
2 • **René Zingraff**

** Mandates and functions held in other companie are shown on page 107.*

For further details of the Group's corporate structure, see page 12.

Group Executive Council

3 • **Michel Caron**
Quality and Organization
Tourist services, ViaMichelin, Supply Chain, IT systems

4 • **Thierry Coudurier**
Truck
Euromaster, TCI, Africa / Middle-East

5 • **Hervé Coyco**
Passenger Car-Light Truck
Competition

6 • **Jean-Marc François**
Asia

7 • **Jim Micali**
North America

8 • **Didier Miraton**
Technology Center

9 • **Jean Moreau**
Personnel
Environment and Prevention

10 • **Michel Rollier**
Financial Affairs
Legal Services, Plans and Results

11 • **Christian Tschann**
Europe

12 • **Bernard Vasdeboncœur**
Specialty Product Lines
Agricultural, Aircraft, 2-Wheel, Earthmover, Wheels, Components, South America, Purchasing


④
⑫
⑤
⑦
⑥
⑪

Audit

Statutory Auditors

Stéphane Marie
Auditor
Partner of Corevise

Dominique Paul
Auditor
Partner of PricewaterhouseCoopers Audit

Jacques Zaks
Substitute for Mr. Marie

Pierre Dufils
Substitute for Mr. Paul

Supervisory Board*

Eric Bourdais de Charbonnière
Chairman
- *Member of the Board of Thomson*
- *Member of the Supervisory Board of Oddo & Cie*

François Grappotte
- *Chief Executive Officer of Legrand*
- *Member of the Board of BNP Paribas*
- *Member of the Board of Valeo*

Pierre Michelin
- *Division Manager - Bull group*

Benoît Potier
- *Chairman of the Executive Board of Air Liquide SA*
- *Member of the Board of Danone*

Grégoire Puiseux
- *Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin*
- *Financial controller of Compagnie Financière Michelin*

Edouard de Royère
- *Honorary Chairman and Member of the Supervisory Board of Air Liquide SA*
- *Member of the Board of Sodexho Alliance*

** List of mandates held on December 31, 2003.*

Additional information on the members of the Supervisory Board can be found on page 108.


①
②
③
⑩
⑨
⑧

Key consolidated figures


13,763
15,396
15,775
15,645
15,370
99
00
01
02
03

Net sales
in millions of euros

The integration of the Viborg group brought additional sales amounting to €313 million.


1,207*
8.8%
1,162
7.6%
1,040
6.6%
1,225
7.8%
1,143
7.4%
99
00
01
02
03
* Pro forma.
Total
in % of sales

Operating income
in millions of euros

At constant scope, the operating margin amounted to 7.7% in 2003. Michelin's efforts to boost productivity and its growth dynamics enabled it to offset the increase in external costs: raw materials, rise of the euro, benefits, etc.


283*
399
296
581
318
99
00
01
02
03
* Pro forma.

Net income / Group share
in millions of euros

The fall in the net income / Group share is notably due to amortization, in a single operation, of the €306 million goodwill in connection with the acquisition of Viborg.


1,003*
1,091
1,089
809
1,017
99
00
01
02
03
* Pro forma.

Net capital expenditure
in millions of euros

Capital expenditure is in line with the Group's objectives and the needs of its dynamic growth policy.


(300*)
(241)
309
637
299
99
00
01
02
03

* Pro forma.

** Free cash flow = cash flow
– change in working capital requirement
– net investments (including financial investments)

Free cash flow**
in millions of euros

The free cash flow is positive for the third year running. In particular, this reflects the continued improvement in the working capital requirement.


Passenger Car-Light Truck 48.5% (6.1%*)
Other businesses 31.6% + 4.8%*
Truck 25.8% + 0.6%*

2003 sales by activity

*Change 2003/2002


113*
119
113
85
78
99
00
01
02
03

* Pro forma.

Net debt to equity ratio
in %

Michelin continued to strengthen its financial structure in 2003.


Europe 52.3% + 6.3%*
North America 34.6% (12.5%*)
Other countries 13.2% + 0.3%*

2003 sales by region

*Change 2003/2002



Key consolidated figures


58.1%
45.6%
(3.7%)
2003
Passenger Car-Light Truck (13.2%)
Truck + 7.6%
Other businesses + 74.1%

2003 operating income by business segment


Change (0.7 pt)
Change + 0.8 pt
Change (0.4 pt)
9.6%
8.9%
12.3%
13.1%
(0.5%)
(0.9%)
02 03 02 03 02 03
Passenger Car-Light Truck
Truck
Other businesses

Operating margin by business segment



Economic factors*

*The changes in the tire market are analyzed on page 26.


5,950
6,070
780
7,855
7,752
1,455
8,744
9,031
1,790
1995
2003
2005 *
Natural rubber
World consumption
World production
Consumption by China

Changes in natural rubber consumption
in thousands of tons
** Estimates.*


$
Yen
1.2
1.0
0.8
0.6
0.4
0.2
0.0
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
S1 2003
2003
USDollar/Euro
Yen/Euro

Changes in dollar/euro and yen/euro exchange rates
average exchange rate over the period

Since 2001, the euro has risen steeply against the main world currencies.


220
200
180
160
140
120
100
0
J
M
M
J
S
N
J
M
M
J
S
N
Brent US $/barrel
Butadiene Uscents/barrel
Styrene Uscents/barrel
Feedstock US $

Comparison of changes in the price of oil and its derivatives
Base 100 - January 2002

Oil derivative prices show little correlation with crude oil prices.



Michelin Share Performance

- **Paris Euronext Premier Marché (first market)**
  - Deferred Settlement Service
- **ISIN code: FR 0000121261**
- **Indices: CAC 40 – Euronext 100**
- **Ethical indices: DJSW STOXX, Aspi Eurozone**
- **Par value: 2 euros**
- **Minimum number of shares per trade: 1**
- **Average daily trading volume: 797 844**
- **Market capitalization at 12/31/2003: €5.22 bn**
- **228,000 shareholders, including 70,000 employee shareholders**



2.10
2.96
2.20
4.28
2.23
99*
00
01
02
03

Published net earnings per share *in euros*

* Pro forma.



0.71
0.80
0.85
0.93
0.93
99*
00
01
02
03**

Net dividend per share *in euros*

* Pro forma.
** Subject to approval by the Annual Shareholders Meeting of May 14, 2004.

Ownership structure and voting rights

As of Dec. 31, 2003	Capital	Voting rights*
Treasury stock	0.11%	-
Employee Shareholder Plan	2.24%	1.87%
Individual shareholders	19.47%	26.20%
French institutions	37.16%	32.79%
Franklin Templeton	6.67%	5.47%
Other foreign institutions	34.35%	33.67%

* Shares held for more than 4 years by residents of a country within the European Union have double voting rights.

Stock exchange information

Share price (in euros)	1999	2000	2001	2002	2003
High	49.49	41.90	43.50	45.05	38.11
Low	30.30	30.10	23.84	24.50	25.02
Year-end price	39.00	38.55	37.05	32.86	36.38
Market capitalization as of Dec. 31, 2003, in billions of euros	5.25	5.19	4.99	4.66	5.22
Average daily number of shares traded	561,436	514,485	578,980	760,143	797,844
Number of shares	**134,715,873**	**134,715,873**	**134,715,873**	**141,792,730**	**143,387,025**

Performance of the Michelin share

from January 2002 to January 2004 compared to the CAC 40, Goodyear and Bridgestone.



120
90
60
30
0
1,200,000
900,000
600,000
300,000
0
J F M A M J J A S O N D J F M A M J J A S O N D J
2002
2003
2004
Michelin
CAC 40
Goodyear
Bridgestone
Monthly trading volumes

Michelin and its Shareholders

The Michelin share in 2003

Despite solid fundamentals, the turbulent external environment affecting the financial markets caused significant share price volatility. In this context, the Michelin share continued the consolidation started 3 years ago, rising by 10.7% in one year, although the high and low prices were more than 52% apart.

A successful Employee Shareholder Plan

The second phase of the Employee Shareholder Plan, proposed in April 2003, covered 69 countries, including those involved in the first phase. In total, during the two phases, 69% of the 113,000 employees concerned by the Plan chose to become Michelin shareholders, despite a difficult geopolitical and stock market environment. This take-up rate is one of the highest in the industrial sector.

A stable dividend

At the Annual Shareholders Meeting on May 14, 2004, the Managing Partners will propose distribution of a net dividend amounting to 0.93 euro including the tax credit, which is the same level as in 2003 but represents a rise of 43.5% over the last 5 years. This dividend will be payable as of May 18, 2004, i.e. 2 business days after the Meeting.

Extensive, varied information resources

Michelin's wish is to maintain a relationship of trust and proximity with its shareholders. All shares issued by CGEM are registered, which enables Michelin to keep all shareholders informed. In the months prior to the Annual Shareholders Meeting, each shareholder receives the Annual Report. During the year, shareholders receive the Letter to Shareholders, published three times a year, and a detailed report on the interim financial statements. The Group also publishes a comprehensive "Fact Book"* providing information about the tire industry and Michelin and proposes an Internet site (www.michelin.com), enriched in 2004, where all the press releases and presentations made to institutional investors can be consulted and downloaded.

** Updated at the end of February 2004, it is available at www.michelin.com or on CD-Rom on request from the Shareholder Relations Department.*

A Shareholders' Consultative Committee was set up in 2003 to help Michelin communicate more efficiently with individual shareholders. It comprises twelve individual shareholders, two of whom are employee shareholders, and it met 4 times during the year.

For the 6th year running, Michelin also took part in the Actionaria convention in Paris and organized 2 meetings, one in Brussels in January and the other in Lyons in October, to meet shareholders personally. Parallel to this, 135 meetings and "one-to-ones" arranged in 15 countries enabled the Group to exchange in person with some 580 analysts and institutional investors.

Since Michelin's shares have been listed on the Paris Stock Exchange, all its Meetings have taken place on first call, which is a clear reflection of its shareholders' interest in the Group's operation and management.

www.michelin.com
new services in 2004
Michelin is expanding the information and services available in the Financial section of its corporate site. It will include an area devoted to the most frequently asked questions. Michelin's ratings and the consensus among analysts will be available online. It will be possible to perform portfolio simulations and receive e-mail notification of any new information available on the site.

Financial calendar	
General Meeting	May 14, 2004
Payment of dividend	May 18, 2004
Announcement of 1st quarter 2004 sales	April 26, 2004*
Announcement of 2004 half-year results	July 30, 2004*
Announcement of 3rd quarter 2004 sales	October 25, 2004*
Announcement of 2004 net sales	February 2005*
2004 results	February 2005*

** These dates may be subject to change.*

Corporate Governance

For 140 years now, Compagnie Générale des Etablissements Michelin, the Group's parent company, has been a Partnership limited by Shares. This structure fully complies with the requirements of corporate governance because it favors the deployment of long-term strategies by a stable, committed management team monitored by an independent Supervisory Board.

Furthermore, the fact the Company only issues registered shares enables it to maintain a close, direct relationship with each of its shareholders.

The Partnership limited by Shares comprises two categories of partners

Limited partners (shareholders)

The shareholders are liable for the Company's debt only to the extent of their capital contributions. They hold registered shares only, so the shares do not have to be blocked before the Annual Shareholders Meeting.

As part of their powers in General Meetings, the shareholders:

• Approve the accounts presented by the Managing Partners and the allocation of income;

• Appoint:
- the Managing Partners, subject to unanimous approval by the General Partners,
- the members of the Supervisory Board selected from among the shareholders in order to represent them,
- the Statutory Auditors;

• Approve any amendments to the Company's Articles of Incorporation.

The deliberations of the Annual Shareholders Meeting are also an opportunity for direct exchanges between Michelin and its shareholders.

General Partners

The General Partners are jointly and severally liable for the full amount of Michelin's business debt, should the Company fail.
They may only relinquish their duties and responsibilities as General Partners subject to approval by the shareholders in Extraordinary Shareholders Meeting.
They may also be shareholders, but if so, they do not take part in the vote for appointment of the Supervisory Board members.

A clear-cut separation between the managerial and audit functions

A stable management team committed over the long term

Michelin is run by one or more Managing Partners (currently Mr. Edouard Michelin and Mr. René Zingraff) who must be natural persons and General Partners of the Company.

The Managing Partners run the company and report on their management activity to the Supervisory Board and to the Annual Shareholders Meeting. They also draw up the financial statements for the business year and propose income allocation.

The Managing Partners' joint and several liability is the best guarantee for shareholders that Michelin will be managed in their best interests in the medium and long term.

This type of corporate structure also reinforces the management's drive to avoid undue risk.

As consideration for their responsibilities and in their capacity as General Partners, the Managing Partners are jointly entitled to a statutory share of Company profits of the financial year, as submitted to the Annual Shareholders Meeting for approval as part of their deliberation concerning the allocation of income. Since they do not receive any salary or non-cash benefits the Managing Partners have the same interests as the shareholders in that they are not entitled to any earnings if the Company fails to post a profit (see additional information on page 107).

The Managing Partners are assisted by the Group Executive Council (CEG) which meets every month and comprises ten members selected among the heads of the Group Services, the Product Lines, the Technology Center and the Geographical Zones.

An independent Supervisory Board

The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of the shareholders. It verifies the fairness of the financial statements and assesses management decisions. At the Annual Shareholders Meeting, it gives its opinion concerning the proposals by the Managing Partners to the shareholders, particularly regarding allocation of income.

Its members are elected by the shareholders and must be shareholders themselves. It draws up the Supervisory Board's Report on its work which it presents at the Annual Shareholders Meeting.

Furthermore, the Chairman of the Supervisory Board reports to the Annual Shareholders Meeting on the Board's preliminary work and on the internal audit procedures set up by the Company. (This report is provided on page 66).

The Supervisory Board currently comprises 6 members, 4 of whom are independent within the meaning of the Report on Corporate Governance, i.e. "they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment."

Practically, the Supervisory Board independence is guaranteed as follows:

- Managing Partners cannot be members of the Supervisory Board or take part in the election of its members;

- CGEM cannot own any interests in non-Group companies in which Board members are directors or managers;

- neither the Managing Partners nor Michelin group managers can be involved in the governing bodies of such companies;

- the Supervisory Board must review and monitor all Group operations, earnings and prospects.

Additional information concerning the members of the Supervisory Board is provided on page 108.

The Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for 6 years and may be dismissed by the Meeting. They verify the fairness of the financial statements and conduct other reviews pursuant to legal obligations.

SCA Compagnie Générale des Etablissements Michelin (CGEM)


General Partners
Edouard Michelin
René Zingraff
SAGES
Appoint after approval from general Partners
Limited Partners
(Shareholders)
Report on management to the Annual General Meeting of Shareholders
Approve the proposed resolutions during the Extraordinary General Meeting of Shareholders
Appoint and revoke
Ensures ongoing monitoring of management
Managing Partners
Edouard Michelin
René Zingraff
Management entity
Supervisory Board
Statutory Auditors
Control entity

Strategy



Achieving high value added growth

A global player present on all tire markets, Michelin intends to remain world No.1 in tires and mobility assistance through a strategy built around promoting "better mobility" and, on the strength of the outstanding quality of its brands, maintain all-round excellence in innovation, products and services.

The Group takes advantage of its strong local presence to adapt to the specific features of the markets. It pursues a strategy of sustained organic growth, backed by selective acquisitions and partnerships to penetrate new markets.

Michelin's objective is to perform well over the long term by growing faster than the market on the attractive segments that it has chosen, developing its positions in high-potential regions, reducing its overheads and increasing its flexibility and proactivity.
To achieve this, it is implementing a focused strategy. Technology, innovation, marketing, service: the Group leverages its undisputed expertise and implements a pricing policy in line with this approach.

Simultaneously, Michelin enhances its competitive edge: thus, in the last 4 years, it has increased productivity - measured by the number of tons produced annually per employee - by more than 14%.



"With Michelin OnWay, we have invented the first tires with service included. When buying a Michelin tire on the occasion of a replacement you enjoy the benefit of three services for two years, free of charge: the tire warranty, i.e. repair of the tires or payment of compensation in the event of a puncture, theft or vandalism, repair assistance in under one hour all over Europe, help with directions or finding a hotel, restaurant or service station from a Michelin advisor. And, as a puncture can occur at any time, Michelin OnWay is available 24/7 with a simple telephone call."

Launched in France in September 2003, Michelin Onway will gradually be extended to the whole of Europe.



Gaëlle Le Grouiec
Head of the Michelin OnWay Europe project

Olivier Sarrat
Information System Project Manager

Satisfying our customers

Daring to make the difference

Offering our customers ever greater quality and performance: Michelin's development has been founded on innovation since it was first created. With 4,000 researchers on three continents and a budget representing 4.6% of sales, the Group has the world's leading R&D setup in its field.

Michelin benefits from recognized expertise in suspension systems, allowing it to set up strategic partnerships with vehicle and other manufacturers offering complementary skills to develop complete, optimized systems. Behind such major technological breakthroughs as the radial tire and PAX System, Michelin's goal has always been to encourage evolution of its markets, rather than simply following trends.

A multi-brand policy

The best product and service quality at the best price: in each market segment that it decides to serve, the Group seeks to offer the best solution. Thus, in many markets, such as passenger cars, trucks and agricultural vehicles, it implements a multi-brand strategy adapted to the broad range of customers' requirements.

With two worldwide brands, Michelin and BFGoodrich, strong regional brands such as Kleber in Europe and Uniroyal in North America, leading national brands such as Warrior in China, and well-positioned distributors' brands, the Group has one of the richest and most well balanced portfolios in the sector.

Innovative services

With its worldwide footprint, Michelin's proximity enables it to respond to its customers' expectations. A partner of all the vehicle manufacturers, present in all the distribution channels, it boosts its prospects by proposing innovative services via its integrated distribution networks and its specialized subsidiaries: assistance, on-site services, sale per km, retreading, global management of "tire" related activities. It provides drivers with advice and guidance through its maps and guides and its digital mobility assistance services. As the only tire manufacturer involved in all racing disciplines, Michelin is able to strengthen its ties with vehicle manufacturers and demonstrate on all types of surface the benefits for pilots of its innovations developed for competition.

⊕ Innovation

A team dedicated to each vehicle manufacturer

In its Passenger Car-Light Truck Original Equipment business segment, Michelin now has a dedicated team for each major vehicle manufacturer. Made up of sales and technician engineers, the mission of the eleven "Customer Business Units" is to promote innovations and sell the Group's products and services to their respective vehicle manufacturers worldwide. This mission is strategic for two reasons: original equipment operations offer a vantage point from which to anticipate market changes and drivers' loyalty, since they usually buy the same tires if they are satisfied with their original equipment. Thus, the level of loyalty to the Michelin brand for first replacement purchases of Passenger Car tires reaches 65% in Europe and 58% in North America.

⊕ Success

Michelin leads the JD Power rankings in all countries where they are produced

In the United States, Japan, Germany, China, Thailand and the United Kingdom, Michelin's Passenger Car original equipment tires achieved the highest scores in 2003 when assessed according to five criteria: quality, service life, design, driving comfort and fuel efficiency.

⊕ Initiative

A subsidiary owned jointly with TRW Automotive specialized in pressure monitoring

The purpose of EnTire Solutions LLC is to develop direct tire pressure monitoring systems (TPMS) for the worldwide passenger car and light truck market.
The creation of the company and the launch of its first product, called EnTire Solution, are the result of joint work undertaken by Michelin and TRW over the last three years. The first vehicles fitted are on sale on the American market, where pressure monitoring systems were made mandatory for original equipment in 2003. EnTire Solution, which stands out because it provides accurate early warning in the event of a slow puncture, is one of the three bestselling systems.



"We have spent three years developing new tools and new methods so that all our 25,000 customers receive their orders in the right place at the right time. Improved forecasting across Europe, factories empowered to optimize their inventory and their production plan, reorganization of storage and logistics, a new IT system: the Mercure project is designed to better satisfy our customers, in compliance with their specifications, and to reduce the cost of the supply chain."

Carlos Echanove
Head of Supply Chain
Passenger Car-Light Truck Europe in 2003

Jérôme Monsaingeon
Mercure Project Manager

Optimizing our performance

Focused growth

Michelin relies on its most technical products and high added-value services to achieve a fair return on the quality and innovation that characterize its offers; the Group expands in high growth potential segments and regions. Its recent progress in Poland, Romania, Russia, India, South Korea and China illustrates this strategy.

A dynamic industrial strategy

The Group bases its expansion around a forward-looking industrial strategy designed to ensure a solid, profitable base in Western Europe and North America, while supporting its future growth on emerging markets by extending its manufacturing capacities in Asia, Eastern Europe and South America. As well as supporting local growth, the emerging market facilities can be used to top up supplies of lower added-value products in mature markets.

Quality assurance and continuous improvement

Michelin aims for excellence in design, industrial efficiency and customer satisfaction. Its Quality System includes Quality Assurance measures for capitalizing on any progress made and a Michelin Continuous Improvement Approach (DPCM) to keep getting better and quickly generalize the best practices throughout all the entities.

Lower costs, greater flexibility

Michelin strives to improve its productivity and its efficiency. Producing competitively is not just a question of wages: in the developed countries, the Group has state-of-the art production facilities which present genuine opportunities to improve performance. This is achieved through specialization and new manufacturing processes, such as C3M, a compact, flexible and efficient process particularly suited to the requirements of the top of the Passenger Car-Light Truck range.

Control of inventory, flexibility, responsiveness: Michelin also strives to reduce its working capital requirements while maintaining a high level of service quality.

One of the Group's objectives, in a normal operating environment, is to achieve an average operating margin of 10%, a free cash flow which is regularly positive and economic performance well above the cost of capital employed.

⊕ Development

Partnership with IBM

Michelin has signed a contract with IBM to manage the Group's IT infrastructure in North America and Europe for eight years. In this context, 600 of the Group's employees will be joining IBM Global Services at the beginning of 2004. IBM's responsibilities cover management and operation, technical support, server distribution, computers, production software and applications and workstations. By improving the efficiency of its IT infrastructure in this way, Michelin will be in a position to devote more resources to developing effective, modern IT solutions tailored to its core business.

⊕ Competitiveness

Industrial restructuring plan in Spain

This plan is designed to boost industrial competitiveness and will be applied to all the Spanish sites between 2003 and 2005. Among the major changes involved, wheel production will be transferred from the Aranda factory to Solingen in Germany and Troyes in France, while the agricultural business segment at Valladolid will be specialized in large and very large tires. These changes will lead to the elimination of 400 jobs per year over a three-year period. "Michelin Development", which supports economic development and job creation in partnership with the authorities in the regions concerned, is accompanying the deployment of this plan.

⊕ Innovation

Michelin pioneers deeply subordinated debt issues

Authorized in France since August 2003, these deeply subordinated notes are ranked last for reimbursement, just ahead of the shareholders.
In November, the Group launched a 30-year subordinated note issue with a 10-year call option, for the sum of €500 million in order to further strengthen its financial structure, extend the average maturity of its debt and increase its financial flexibility.
The funds raised through the lead holding CGEM will be used for early repayment of straight debts and other types of financing. Demonstrating investors' confidence in Michelin, the issue was oversubscribed almost twofold.



"In 2003, we were proud to win the "TCAR Flagship Award"*. To do so, you have to make the most progress and successfully achieve a genuine cultural shift in the field of safety.

On our site, accident frequency and severity fell by 77% in the space of one year. This is the result of a strict program and, in particular, highly effective plans in the workshops.

The mixing team's plan is exemplary. Identification of situations involving risk, analysis of accidents, initiatives to raise awareness, training... 75% of the employees are now members of a safety team.

It has truly become a daily concern of everybody and there have been no accidents since October 2002!"

* The most prestigious award for safety presented by the Passenger Car-Light Truck Replacement North American operations

Jerry Brown, Richard Hopkins, Tony Miles, Carl Brown, David Kitchens
from the Mixing Department at the Tuscaloosa factory – Alabama – USA

Mobilizing expertise

Michelin employs nearly 125,000 people across all continents, including 4,861 who joined the Group in 2003. These teams of multiple origins are a fantastic asset and Michelin does its utmost to offer each employee the possibility of building a varied and fulfilling career path.

Team spirit and responsibility

The organization and management favor teamwork, empowerment and responsibility. Representing 3.4% of total payroll, training encourages acquisition and sharing of skills and flexibility and helps foster a strong corporate culture which focuses on the customers and results, through a set of shared values.

Internal promotion and mobility

Internal promotion is highly developed: more than a quarter of management staff and nearly all the shift supervisors have followed this route. To this end, Michelin develops methods for career assessment and management and strongly encourages internal professional mobility. Management staff and engineers change positions or jobs every four years on average; 12% of management staff work in a country other than their country of origin, a feature that contributes to creativity and openness to new ideas.

As well as constantly listening to its staff, Michelin regularly carries out Group-level satisfaction surveys, with some 100,000 people in 17 countries interviewed in 2001.

Teams share in Group profits

Managers' salaries are made up of a fixed and a variable portion based on objectives set at the beginning of the year. Part of the variable portion is linked to the Company's overall performance, while the rest is determined according to individual results.

In 2002, in order to offer its teams a better share of results, Michelin launched a stock options plan open to management staff and a worldwide Employee Shareholder Plan. At the end of the two subscription phases, 69% of the 113,000 employees eligible had chosen to become CGEM shareholders. This very high level of subscription demonstrates the attachment of Michelin's employees to their company, as well as their confidence in it.

⊕ Development

Nearly 1,100 new recruits in France

To support its development and prepare for the replacement of retirees, Michelin recruited more than 700 cadres, office, technical and managerial staff in 2003, two thirds of whom were young graduates, as well as around 350 operators, including a large number of young people benefiting from top-quality professional training.
That makes 3,650 new recruits who have joined the company over the last three years. Integration process, tutoring, ongoing training, internal mobility: Michelin recruits people first and foremost to provide them with a career, giving priority to building loyalty among its employees and ensuring their professional development.

⊕ Success

The Michelin Quality Prize

Created in 2003, the Michelin Quality Prize is an additional way of encouraging and rewarding teams' commitment. Fulfilling customers' expectations and doing things "right first time" are both essential aspects of the Company's culture. The Michelin Quality Prize honors the best achievements of the teams in this field. The main criteria for this award are the results obtained, the pace of improvement and the approach followed. The very first prize was won by the Passenger Car-Light Truck factory at Bridgewater in Canada, which has thus taken a further step forward in its quality management.

⊕ Innovation

A biennial for improvement ideas

Suggestions from the personnel have been a feature of life at Michelin since the beginning of the 20th century.
The Group encourages all its staff to present ideas. This has enabled the Group to collect two million improvement ideas, one million of which were implemented. A permanent section on the French intranet site is devoted to these ideas and, every second year, the best ideas implemented form the theme of an exhibition. The biennial for improvement ideas was held over a three-week period in 2003 at the Group's headquarters – sharing of experience, exchange of best practices through presentations and speeches by specialized consultants – all served to highlight and reward some of the most remarkable achievements of the improvement approach.


MICHELIN
CHALLENGE
BIBENDUM

" 1,400 people taking part, around a hundred vehicles entered and, for the first time, buses, trucks, the whole range of energy sources represented, top-level debates and enthusiastic participants: Challenge Bibendum has genuinely become a major world event for clean vehicles and sustainable mobility, providing a clear illustration of Michelin's commitment to "better mobility". Its most exciting feature is the opportunity it provides to assess the progress achieved over the previous year. The 5th Challenge held in 2003 in California, the US State that has shown the greatest commitment to the fight against pollution, lived up to all expectations.

The next venue will be in October, in Shanghai, at a time when China is recording exceptional growth in its motor vehicle fleet. It is seeking original solutions to avoid increasing its dependency on oil, while reducing pollution and improving road safety. "

Ron Musgnug
Project Manager for Challenge Bibendum 2003 in the United States

Jeff Hidde
Technical Supervisor

Contributing to sustainable mobility

Saving fuel and improving safety

Taking advantage of its technological lead, Michelin places sustainable mobility at the core of its growth strategy.

Today on a passenger car, one full tank out of every five serves to overcome the tire's rolling resistance, a phenomenon involving energy dissipation caused by the deformation of the tire while rolling. Michelin's radial technology reduced this by 30% and its "green tire" (of which it is also the leading producer), cut it by a further 20%.

Because tires are the only point of contact between the vehicle and the road, they also play a major role in road transport safety. Michelin is pursuing active research in this field by developing suspension and pressure monitoring systems with partners and contributing to radialization of the aircraft tire market, for example.

The Group is also seeking to improve respect for the environment throughout a tire's life cycle by reducing the consumption of raw materials and energy through extension of the tire's service life and retreading of truck tires, by reinforcing its environmental management system - 90% of finished products are manufactured on ISO 14001 certified plants - and by contributing to the setting up of long-term channels for recycling end-of-life tires.

Imagining the mobility of tomorrow

Michelin is participating in the WBCSD's* Sustainable Mobility project studying the world's future requirements in terms of mobility, the risks related to its development and the avenues for improvement which should be given priority. The Group has also created Challenge Bibendum, which has become a major event for presenting to the press and opinion leaders worldwide the innovations of vehicle and equipment manufacturers and energy producers for clean vehicles.

* World Business Council for Sustainable Development: this organization groups 165 international companies concerned by sustainable development.

To find out more:
see the Michelin Performance and Responsibility report

⊕ Development

Safety and fuel savings: the "take your fill of air" campaign conquers Europe

Under-inflation is a major problem for road safety. The cause of one accident in 12 on the French highway network, it also increases fuel consumption. Once again this summer, on the roads of France, Germany, Italy and, for the first time, 4 Eastern European countries, Michelin offered drivers a free tire pressure check and top-up. Each occasion is an opportunity to raise drivers' awareness of the benefits of the "right pressure".

⊕ Success

Siemens Prize for innovation awarded to PAX System

By awarding it the Gold Medal, the jury highlighted a major innovation destined to become the new standard for the tire industry in years to come as demonstrated by the license agreements already signed with Goodyear, Pirelli and Sumitomo Rubber.

PAX System is the only system to combine a high level of performance and comfort, lower fuel consumption, greater safety (the tire is unseatable) and extended mobility. Not only does PAX System allow you to drive on a flat tire, thus eliminating the need for a spare wheel, but it also promotes new vehicle design opportunities as it frees up space for luggage and passengers.

⊕ Innovation

Innova 2024, mobility in 20 years' time

This is the theme of the annual competition organized by Michelin for around a hundred students from major engineering, business and design schools. Four subjects are studied in the field of Passenger Car tires: the environment, the communicating tire, mobility and safety.

This year, for the first time, the first two subjects are also being examined in connection with agricultural tires.

This initiative contributes ideas to the Group's marketing and research teams. The Prizes reward the originality of the concepts and the benefits that they provide for customers and vehicle manufacturers.

Managing Partners' Report



The search for growth opportunities, improved market mix coupled with firm prices, rigorous internal cost management and careful attention to quality management at entity level enabled Michelin to keep improving its "ground clearance" on a far bumpier road still than in 2002. Financial year 2003 was marked by a strong rise in external costs – with raw materials up sharply by more than 20% in dollars and 17% in euros. As for tire markets, they were slightly up on 2002 but remained below 2000 levels.

In this demanding environment, especially unfavorable for North American operations, particularly in Passenger Car-Light Truck, Michelin capped at 2% the drop in sales, and, at constant scope, achieved operating margin down just 0.1 point on last year at 7.7%.

The acquisition of Viborg's European distribution business also had a significant impact on net earnings, bringing them down from 7.7% to 7.4%. It gave rise to €306.5 million goodwill, the decision to amortize this over the year, alone accounting for the reduction in net earnings.

This Report will deal with a number of important aspects testifying to Michelin's dynamic response to a third consecutive year of difficult conditions:
- further gradual reduction in inventories, brought down to 18% of net sales in spite of the strong rise in raw material costs,
- further improvement in working capital requirements, which, while maintaining a dynamic investment policy that involved stepping up investment to the tune of a 30% rise on 2002 at close to €1.2 billion, enabled the Group to generate positive free cash flow of €300 million for the third year running,
- net debt-to-equity ratio down from 0.85 to 0.78, combined with improved debt structure,
- improved control of benefit obligations.
So many progress areas that testify to the Group's constant improvement of its economic performance.

Simultaneously, Michelin continued to prepare for the future, by forging ahead with its conquest of world markets, notably in Eastern Europe and in Asia, and through renewed impetus in product and service innovation.



World tire industry
Michelin group's markets*

* Please refer to the "Michelin Fact-Book 2003"
downloadable at www.michelin.com.
for a detailed presentation of Group markets and positions
compared with its competitors.

The 2003 world tire market was worth 70.6 billion dollars*. With Europe's, North America's and Asia's shares relatively even in value terms, the market is largely dominated by the replacement segment, which accounted for some 71% of volumes and 75% of sales.

* Source *Rubber & Plastic News*- September 2003.



Europe	28%
North America	29%
South America	6%
Asia/Oceania	30%
Africa/Middle-East	7%

World market in volume (ton equivalent) by region

Source: LMC 2003 & Michelin estimates.



Passenger Car-Light Truck	51.1%
Truck	32.4%
Earthmover	6.7%
2-Wheel	5.9%
Agricultural	3.4%
Aircraft	0.6%

World tire market by product type (in value)

Michelin estimates.

The tire market is highly concentrated

Taken together, the three largest manufacturers, who occupy all market segments, account for 56% of world market.



Michelin	19.2%
Bridgestone	19.1%
Goodyear	17.4%
Continental	6.8%
Pirelli	3.8%
Sumitomo Rubber	3.7%
Yokohama Rubber	3.3%
Cooper Tire	2.4%
Other	24.3%

World tire market by manufacturer

Source: Tire Business – September 2003.

2003 world tire markets showed contrasted change

Tire markets grew moderately worldwide and have yet to catch up with 2000 levels, though they performed slightly better than Group expectations. The European Passenger Car-Light Truck replacement markets, in particular, achieved surprising growth in view of current economic conditions.

In Europe, the Passenger Car-Light Truck and Truck tire replacement markets posted significant growth.

In North America, the Passenger Car-Light Truck market was stable, but the OE truck market continued on the upward trend begun in 2002.

In Asia, in both Passenger Car and Truck tires, market growth was mainly driven by China but most segments stagnated or fell back as in Japan. In South America, both Brazil and Argentina's Passenger Car markets picked up slightly, but Venezuela, the region's third largest market, was down sharply. Conversely, the Truck segment grew in the region. In the Middle-East, markets were driven by Turkey's economic health and improved economic conditions in the Persian Gulf while markets remained difficult in Africa.

	2003/2002			2002/2001
	S1	S2	Year	Year
Europe (1)				
Passenger Car-Light Truck				
• Replacement	+ 6.3%		+ 5.4%	+ 2.7%
• Original equipment	(5.1%)		(3.6%)	(0.3%)
• Winter	NS		+ 8.7%	+ 13.8%
Trucks				
• Replacement (2)	+ 5.1%	(0.1%)	+ 2.3%	(0.9%)
• Original equipment	+ 3.7%	+ 1.9%	+ 2.8%	(2.9%)
North America (3)				
Passenger Car-Light Truck				
• Replacement (4)	(3.1%)		+ 0.4%	(2.4%)
• Original equipment	(3.8%)		(3%)	+ 5.8%
Trucks				
• Replacement	+ 1.7%	+ 1.2%	+ 1.5%	+ 4.3%
• Original equipment	+ 3.8%	+ 5.4%	+ 4.6%	+ 11.4%

(1) Western Europe + Eastern Europe, excluding CIS
(2) Western Europe + Switzerland
(3) United States + Canada + Mexico
(4) Radial + traditional (bias) tires

Solid long-term growth potential

Movement of people and goods is a key factor of economic and social development. Over the next ten years, the world's car fleet should grow 20% to 840 million and the truck fleet by close to a third to 190 million vehicles*.

* Source : JD Power/ LMC.

In millions of units	2003	2013	Change
Passenger cars	693	843	+ 22%
Trucks	140	188	+ 34%

World tire industry
Michelin group's markets

With 994 million tires sold in 2003, the **Passenger Car-Light Truck** market accounted for 51% of the world tire market in value terms and 72% of the replacement market. It posted slow but sustainable and steady long-term global growth of 2 - 3% per year. As a consumer goods market, it is characterized by the key role played by brands and distribution channels.

The supply-side is increasingly diversified with a shift towards upper-range vehicles on the back of increasing driver expectations in terms of comfort and safety. The high performance tire segment, therefore, now accounts for 11% of world market in volume terms and as much as 25% in profit margin terms. With 15% annual growth in this segment, Europe accounts for 57% of High Performance sales. Trends are similar in the 4x4 segment, but in this case, North America is driving the market.

2003 Passenger Car-Light Truck market (in millions of tires)

	Europe	North America *	South America	Asia	Africa Middle-East
Original equipment	89	80	8	96	7
Replacement	235	249	33	149	48

Source: Michelin estimates.
* USA, Canada, Mexico.

Regional breakdown of the most buoyant Passenger Car-Light Truck replacement segments in 2003

	Europe	North America*	Asia	World total (millions of tires)
Performance (H, VZ)	57%	20%	23%	242
4x4 SUV	8%	71%	21%	114
Winter	72%	9%	19%	78

Source: Michelin estimates.
* USA, Canada, Mexico.

In 2003, the **Truck** market accounted for 32% of the world tire market in value terms with 127 million tires sold, of which 86% on the replacement market. Its radialization rate* currently only stands at 53%.

With 1% to 2% annual global growth, this segment also exhibits long-term potential, though somewhat more erratic than passenger car markets as it is more correlated to economic factors like the health of the road haulage industry. In Eastern Europe as in South America and Asia, substantial growth opportunities remain to be tapped for the radial tire market. With 45% of world market, Asia posted sustained radialization and benefited from strong economic growth in China and India.

Truck tires are capital goods and account for an average of 3% of a road haulage fleet's operating costs. Choice of a tire has a significant impact on fuel consumption, which, in turn, weighs for 20% in operating costs.

Customers in this segment are entrepreneurs who are keen to optimize truck uptime and benefit from operations. To them, the running cost per mile of a tire is a key consideration. For this reason, in Europe and North America, the retread market is equivalent to the replacement new tire market.

* Gradual shift to radial technology (invented by Michelin) at the expense of conventional tires.

2003 Truck tire sales
(radial + conventional) in millions of units

	World	Europe	North America*	South America	Asia	Africa Middle-East
Original equipment	**18**	**-**	**-**	**-**	**-**	**-**
Replacement	**110**	**20**	**17.5**	**9**	**51**	**11.5**
Retread [1]	**58**	**8**	**17**	**10**	**21**	**2**

1 - Treads.
Source: Michelin estimates.
* USA, Canada, Mexico.

Specialty tires accounted for 17% of world market in value terms. While all are extremely technical products, cycle tires are consumer goods, unlike agricultural, earthmover and aircraft tires which are genuine capital goods.

Growth opportunities are significant for small and medium-sized earthmovers, forklifter tires and for large agricultural machinery as well as for aircraft radial tires.

The European market for wheels experiences modest growth, while OE wheel assemblies are buoyant.

Tire Distribution

In Passenger Car-Light Truck manufacturers mostly rely on distribution networks (controlled or not by them), for their sales.

In Europe, specialist dealers account for a little over half of consumer sales, car dealers more than a fourth and miscellaneous outlets (including auto centers) for the balance. The picture, however, varies widely from country to country.

In North America, channels are more diversified with independent distributors accounting for a little under 50% of sales while car dealers' share is marginal.

In Truck, in both Europe and North America, specialist dealers are the main distribution channel alongside direct sales to large fleets. Trends in this sector are for "truck side" maintenance services aimed at optimizing uptime.

Tourist guide markets are very competitive, marked as they are by increasingly diversified customer expectations, both as regards contents and information.

New mobility enhancing **digital information services** appeal equally to consumers and professionals. On-board navigation systems are spreading quickly: in Europe 1.5 million vehicles are equipped, a figure which should reach 3.5 million by 2005.

PASSENGER CAR LIGHT TRUCK





Hiroshi Kageyama
Research and Development Engineer
Passenger Car-Light Truck Asia
Ota Technology Centre (Japan).

" First launched in 2003 in China and Japan, the Michelin Energy MXV8 green tire reduces rolling resistance – and fuel consumption – considerably while offering excellent roadholding on dry and wet surfaces.
Two years of research, development and tests were necessary to develop this tire.
The most difficult task was to reconcile carmakers and local regulatory specifications in the eight countries where the Energy MXV8 was to be marketed. China, Japan and Thailand clearly neither have the same needs, nor the same perception of Michelin's image.
To reach a compromise, therefore, was a genuine challenge.
We are proud of the result: Michelin Energy MXV8 meets our customers' needs and respects the environment. "

In markets that were more uneven than in 2002, with a surge in replacement and a drop in original equipment, overall sales in volume terms grew slightly at + 0.4% but turnover fell 6.2%, owing chiefly to dollar depreciation along with that of other currencies. Operating margin also slipped 0.7 point at 8.9%. Among the highlights of the year, the Group commissioned a new plant in Russia and signed a partnership agreement with Korea's Hankook, in which Michelin is entitled to acquire a stake of up to 10%.

PAX System, is present on all vehicle categories. Three additional certifications in 2003.


A6


7,982
7,948
7,457
01
02
03

Sales
in € million: (6.2 %)


8.9%
9.6%
8.9%
01
02
03

Operating margin
(0.7 point)

2003/2002 changes
in number of tires sold

	Europe [1]	North America [2]	Other regions [3]
Replacement	**5.1%**	**(0.9%)**	**7.1%**
Market	5.4%	0.4%	N/A
Original equipment	**(11.2%)**	**(1.3%)**	**13.9%**
Market	(3.6%)	(3%)	N/A
Total Sales	**(0.7%)**	**(1%)**	**9.2%**

1 - Western and Eastern Europe (15 largest markets) (excl. Community of Independent States).
2 - United States, Canada and Mexico.
3 - Asia, South America, Africa and Middle-East.

strategy

○ In original equipment, Michelin developed strategic partnerships with carmakers to leverage its innovative and technical support capacities worldwide.

○ In replacement, the Group deployed a multibrand portfolio to meet varied consumer needs. Present in all the distribution channels, it enriched its service offering and strengthened direct ties with consumers, in particular for the benefit of the Michelin brand.

○ On both markets, Michelin focuses on the high value added High Performance, 4x4 and Winter tire segments. The Group chiefly aims at achieving worldwide leadership on the wider-rimmed products (16 inches and above) and on the European original equipment "High-Performance" and "Winter" replacement segments.

○ In its drive to tune industrial strategy to the market, Michelin embarked several years ago on an important program to improve its supply chain performance and enhance competitiveness.

World No. 1, leader in highly technical tires

17% of world original equipment and replacement markets

71% of Michelin's Passenger Car sales are in replacement

the new Michelin Pilot Alpin comes first in the ADAC* Eurotests and hits the headlines, just as Michelin's first Alpin does for the second year running in its category!



35%

growth of sales in volume of top-of-the range tires* in Europe in 2003.

* 16 inches and more

2 m

breaking distance reduction on wet surfaces: new Michelin Pilot Alpin achievement on the previous generation of tires.

8 fuel tanks

saved over the life of a car: the gain achieved by the new Michelin Energy on its closest European competitor.

200

in 20 years: the number of Michelin rally wins.

○ Further product mix improvements

North America accounts for close to 40% of Passenger Car-Light Truck sales. It was therefore hit by the unprecedented 17% depreciation of the dollar versus the euro. Excluding exchange rates, however, turnover was up 3.6% versus 2002, for a 0.4% rise in sales volume.

In a European replacement market which outstripped long-term trends, two factors slightly eroded Michelin's share:

On the one hand, first quarter growth was driven mainly by competitor promotional campaigns which Michelin did not follow. On the other hand, higher than expected demand for its new "Alpin" Winter tire range, that received the ADAC* award for the second year running, translated into product shortages and an unsatisfactory order fill rate, which Michelin responded to by concentrating on the German market, in view of its size and quality. Good fourth quarter sales did not quite make up for the lost ground.

* Allgemeiner Deutscher Automobil Club, Germany's main automobile club.

The new Michelin Pilot Sport was developed with carmakers to equip their flagship vehicles: Porsche Carrera GT and Mercedes-Benz SLR McLaren.



Warrior R28, latest member of the Chinese Warrior brand for passenger cars was launched in 17 dimensions and strengthened the Group's multibrand offering on a buoyant market.





In North America, a temporary drop was recorded on certain market segments in the first half and some capacity shortages in the SUV segment in the second half resulted in some market share loss. Launch in September of the mass-market Michelin HydroEdge™ range and of the new BF Goodrich Traction T/A in the H-rated segment, however, was successful, reflecting continued product mix improvement.

○ Strong growth in China

In South America, Michelin benefited from recovery of the Brazilian and Argentinean markets, in spite of Venezuela's import ban.

In Asia, the Group achieved continued strong growth, especially in China, where it is No.1 on the back of the Michelin and Warrior brands.

In original equipment, against a background of contracting European and American markets, the Group continued to focus on the quality of its market share.

○ Operating margin down

While the Passenger Car-Light Truck operating margin gained 2 points between 2000 and 2002, the drop of the operating income and margin was mainly attributable to North-American operations.

Business in this region had to cope with sharp raw material inflation (up more than 20% in US dollars) and with a steep rise in healthcare costs, at a time when some competitors had not yet taken the full measure of the situation. Even though all price rises passed in 2002 held out, a dull SUV market in the first half translated into volume sales below Group expectations.

Strict investment management combined with the year's price rises in this segment, therefore, did not fully offset this state of affairs, which, aggravated by the strong euro appreciation, explains a lower operating margin. On another front, however, further progress was achieved in inventory management and reduction in customer receivables.

TRUCK



"The anti-splash deflector fitted on the new Michelin XFA2 Energy truck front axle tire was first developed for aircraft. This patented device takes the form of a profiled rubber shoulder fitted at the junction between the tread and the tire sidewall. It cuts by four the lateral water projection or splash on wet roads. Enhancing as it does rainy weather visibility for overtaking motorists and motorcyclists and passing trucks as well as for truck drivers in the rear mirror, the deflector is a very efficient safety device. XFA2 is the latest benefit of the A2 Energy family's widely acclaimed driving comfort and fuel efficiency."

Joël Berthou
European Truck Product Manager

Jacques Morel-Jean
Research and Development Engineer
European Truck Product Line

Net sales were up 0.6% on 2002 despite highly unfavorable exchange rates. New tire sales volumes up + 4.2% and a better original equipment/replacement mix, together with higher unit prices, enabled this business to post dynamic growth.
The Truck operating income climbed to 13.1%, with an 0.8 point gain in operating margin, on the back of strict control over industrial and structural costs and price increases chiefly designed to offset the hike in natural rubber prices.
Among the year's highlights in this business segment, Michelin re-commissioned its plant in Algeria and set up a joint-venture with Apollo Tyres Group to build a radial tire factory in India.




3,915
3,944
3,969
01
02
03

Sales
in € million: up 0.6%


8.8 %
12.3%
13.1%
01
02
03

Operating margin
up 0.8 point

Changes in numbers of tires sold 2003/2002

	Europe	North America	Other regions
Replacement [1]	**3.6%**	**6%**	**4.9%**
Market	2.3% [2]	1.5% [3]	N/A
Original equipment [4]	**0.1%**	**2.5%**	**20.3%**
Market	2.8% [5]	4.6%	N/A
Total sales	**2.2%**	**4.8%**	**6.7%**

1 - New tires only, excluding retread.
2 - European Union + Switzerland.
3 - Radial and conventional truck tire market United States, Canada, Mexico.
4 - Truck power unit and trailer sales.
5 - Truck power unit market.

strategy

○ The Group intends comforting its own position and that of the Michelin brand as undisputed technological leader in new original equipment and replacement as well as retread tires. With this in mind, Michelin approaches the road haulage industry in its capacity as a solution provider. Its combined product and service offering is geared at optimized vehicle uptime and mobility and therefore at increasing its customers' competitive edge with solution performance monitored by built-in IT support systems.

○ Michelin fosters close ties with carmakers and distribution channels.

○ The Group launched a major program to increase the critical size of its plants, make them more competitive and improve supply chain performance.

World No. 1, leader in highly technical tires
30% of the original equipment market
20% of the radial replacement market

XDY3
developed for use on and off roads achieves *a 30% mileage gain* on the previous generation.

Michelin Fleet Solution:
a package ensuring exhaustive tire management for large haulage fleets.



1,000,000

kilometers: Michelin* carcass useful life thanks to a combination of high quality components and the "Remix" retread process.

* based on data collected in the USA by large road haulage firms

4 years

new product development cycle for Michelin main Truck product families.

Upwards of **500,000**
road haulage companies worldwide use Michelin Truck products.

○ Europe and North America: strong growth in volume sales and mix improvement

Net sales were up 0.6% on 2002 despite highly unfavorable exchange rates.

On the European Replacement market, volume sales and Group market share were up, chiefly on the back of headway made in Eastern Europe.

In North America, the Group outperformed the market although neither Group sales nor market share have yet caught up with their 2000 levels. Price increases passed in February 2003 have been sticking and an additional 5% rise was introduced in February 2004. Sales of Michelin X One, the only wide single tire distributed in North America, more than doubled in 2003.

In retread, the Group posts further progress, especially in Europe.

Weakness in the trailer segment explains why Group OE sales (power units + trailers) look slacker than the power unit market taken in isolation. In North America, the Group's overall market share in original equipment was

X One is an improvement on twin tire fittings and offers enhanced load bearing capacity and fuel savings. After two successful years on the American market, in both the original equipment and replacement segments, X One was introduced in Europe in 2003.



down slightly in 2003. The strong pick up in trailer segment sales that largely drove market growth was not to the Group's advantage since it is stronger on the more technical power units segment.

Group strategy is to gradually strike a better balance of its sales between original equipment and replacement in North America, in order to deliver optimal service quality across all markets, while improving its overall profitability and return on assets.

○ Strong growth in the other regions

Radial sales were up in South America and Asia, especially in China, where they maintained the high pace of growth recorded for more than two years. In the Middle-East and Africa, the year was marked by re-commissioning of the Algiers plant. More generally in the Middle-East, Michelin sales were pegged to the strong growth in local demand.

○ Operating margin up

After a substantial profit deterioration in 2001 due to a slump in North America, the segment's operating income was up significantly for the second year running at 13.1%, with a 0.8 point gain in operating margin.

This improvement flowed mainly from successful implementation of the strategy for 2003 as reflected, among other things, by a growth in sales volumes and correct anticipation of raw material cost increases, especially the strong rise in natural rubber prices. By end 2002 and early 2003, a series of price increases were passed worldwide in Europe, North and South America and Asia. These price increases have held out. Moreover, the Truck business line exercised strict control over industrial and structural costs.

OTHER TIRES





"First introduced in 2003 with Michelin XeoBib after 5 years of research, Ultraflex technology is poised to revolutionize the Agricultural tire market.
XeoBib is the first ever tire to run with pressure equal to, or lower than, 1 bar, regardless of speed, and to be equally adapted to fields as to roads, doing away with the need to adjust pressure.
From now on, farmers will enjoy the benefits of low pressure while preserving their crops and soil without compromising safety or comfort while on the road.
A dream come true!
Amid universal acclaim from the farming industry, with several gold medals for innovation at the Agrotechnica Hanover (Germany), EIMA Bologne (Italy) and the Zuildlaren (Netherlands) exhibitions, XeoBib will be marketed in spring 2004."

Hien Vu
Agricultural product line Research and Development Engineer

Alice Mine
Agricultural Product Line Communication

**Contrasted 2003 specialty tire markets.
While earthmover tire markets posted a recovery, especially in North America, following three bear years, the European agricultural tire market was hit by the summer heat wave. The aircraft tire market remained dogged by ongoing difficulties in the global air transport industry.**




4,901
4,637
4,859
01
02
03

**Net sales
of "other businesses"**
in millions of euros: 4.8%

strategy

The Group pursues a targeted growth strategy, centered on each market's most technical segments in which the Michelin brand is very often leader. It develops strong partnerships with the manufacturers.

○ In "Earthmover", Michelin benefited from bright prospects for very large tires and for the huge radialization potential of fork-lifter and earthmover equipment markets.

○ In "Agriculture", the Group developed farming equipment tire solutions designed to enhance crop productivity and cultivated soil protection.

○ In "2-Wheel", the Group relied on quality and innovation to strengthen its original equipment and replacement positions.

○ In "Aircraft", Michelin focused on safety and promoted market radialization.

○ In "Wheels", Michelin looked for partnerships to build industrial clout and applied a strict cost-cutting program to improve profitability.

Europe's No. 1 Agricultural and 2-Wheel tire manufacturer

World No. 1 in radial Aircraft tires

World No. 1 in Earthmover radial tires for surface mining



Crossengo,
BFGoodrich's 1st motorcycle tire, conquers the all-terrain leisure market in cross, enduro and free-style.

NZG
NZG radial Technology, first developed for the Concorde supersonic aircraft, will now equip the Airbus A340 and A340-600 aircraft.



4.03 m

the diameter of the world's largest tire, created by Michelin to equip 600-ton dumpers.

4

gold medals for innovation for the agricultural XeoBib tire and its Ultraflex technology.

20,000

the number of tires made *for the limited edition to mark* the Tour de France's 1903 – 2003 hundredth anniversary.

216 kg

tire mass saving per aircraft of the NZG tire designed for the A340-500/600.

○ Earthmover market recovery

Favorable trends in the main mining markets witnessed in 2003, particularly for gold, copper and coal mining, fuelled operator investment, more particularly in South America, Oceania and Eastern Europe. Following three bear years, especially in North America, the earthmover tire market picked up in the second year half.

With sales up more than 7% in tons, Group sales clearly benefited and Michelin won market shares on certain segments. Net sales, however, were hit by the close to 17% depreciation of the dollar and operating profit suffered from the hike in natural rubber prices and the fact that 60% of Group sales are invoiced in dollars, while 60% of output comes from Europe.

○ Agricultural tire enhanced offering

In a difficult environment marked by the summer heat wave that hit Europe and took its toll on the markets, the Agricultural product line posted turnover down more than 5%. Michelin however enriched its product offering and focused on the premium segments. In 2003, the Group launched the highly innovative Ultraflex low-pressure

In the remotest corners of the world and often in extreme situations, **gigantic Michelin tires** support human performance.



technology, that enables optimum road performance combined with low soil compaction. Mainly targeted at European markets, the first application based on this leading edge solution, XeoBib, won several awards during the year.

○ 2-Wheel
improved mix

Against a background of growing demand for Michelin motorbike products like Pilot Road, launched at end 2002, the European 2-Wheel business line was dogged by supply chain shortages. In North America, Group sales climbed significantly on the back of market gains in the off-road motor-cycle segment. This segment's operating margin was down slightly, mostly due to euro appreciation against the yen and the dollar.

○ Aircraft
radialization gains momentum

In spite of a 2003 environment that remained difficult – with a number of set-backs that range from the SARS epidemics to war in Iraq, with such consequences as soaring kerosene prices and a depressed tourist industry – the Aircraft business line boosted sales up in volume terms.

Michelin's drive, begun some years back, to promote radialization of this market is indeed beginning to bear fruit: in 2003, close to 60% of passenger aircraft built worldwide relied on this technology. Nevertheless, at times when airlines are faced with continuing financial difficulties, the business found it hard to price this technology at its proper level, and was thus unable to improve the aircraft segment's profitability.

○ Wheels
turnaround in sight

In spite of 3% or so market contraction and general over-capacity throughout the European wheel industry, Michelin's wheel sales rose in volume terms. The reorganization measures announced in January 2003 – closure by 2005 of the Spanish Aranda plant and transfer of corresponding production to the Troyes (France) and Solingen (Germany) plants – combined with strict cost control, have begun to yield results and cap losses in spite of sharp steel price rises.

DISTRIBUTION

With 1,750 sales outlets*
Euromaster is Europe's No. 1 tire distribution actor.

*after acquisition of Viborg's distribution business

Euromaster France was rated No. 1 by the French consumer magazine "Que Choisir" out of ten drive-in auto service chains.


BFGoodrich
TAKE CONTROL
ACCUEIL



" Through our 1,750 Euromaster centers, we offer automotive fleet managers a range of services tailored to their expectations.
For example, we equip "workshop" trucks to carry out day-to-day maintenance work on passenger cars at the customer's site, on the doorstep or at the users' workplace.
By ensuring high quality service standards throughout our network, we help streamline fleet management operations and optimize cost as well as user safety and vehicle uptime.
Our customer portfolio includes European-wide leasing companies, large accounts owning significant car fleets, as well as SMEs and entrepreneurs. This diversity testifies to our efficiency. **"**

Eric Van Geel
Euromaster
Europe and Netherlands Automotive Operations CEO

Eric Valente
Euromaster technician

Europe's No. 1 tire distributor.
Distribution operations are of key strategic interest as they favor comprehensive service offerings, market knowledge, trend analysis and industrial watch. Michelin's distribution operations focus on high value added service offerings, targeted at both light vehicle and truck fleets.



○ Euromaster
develops service offering and builds its network

Euromaster net sales improved on the back of enhanced distribution business and new service offerings. The reorganization plan implemented in 2002 in the UK, however, weighed on operating profit.

The year was marked by acquisition on March 31, of the Viborg group, chiefly engaged in tire distribution via its network of 465 sales outlets, mainly located in Germany and Denmark. With the Viborg acquisition, Euromaster's European coverage is significantly enhanced, especially in Germany, which is Europe's largest tire replacement market.

Viborg's contribution to Group sales amounts to €313 million. To remedy the difficult situation of Viborg group, restructuring and merger into Euromaster were begun in April, with first results perceptible by year end.

○ TCI
net sales up in dollar terms

US-based Tire Centers posted moderate growth in 2003 in dollar terms. The network, which comprises upwards of 160 sales outlets, boasted retread sales up in a flat market and increased Passenger Car-Light Truck sales volumes. The latter business, which is concerned mainly with wholesale operations, benefited from a successful "T3" loyalty partnership program for independent distributors. Sharp dollar depreciation, however, eroded net sales in euro terms.

PUBLISHING AND TRAVEL ASSISTANCE SERVICES


MICHELIN
WASHINGTON, DC
TORONTO
must SEES

Must Sees, a new collection, listing and illustrating all the great things to see or do in the main American cities.

Michelin Guides upwards of **one** million copies sold in Europe each year.


southwest USA
road atlas
travel guide
DESIGNED FOR THE WAY YOU DRIVE
MICHELIN

" For the last three years, American tourists have tended to remain on the North-American continent, thereby reinforcing the growth potential of those of our new products that are targeted at these destinations: this includes a collection of guides about cities – the Michelin Must Sees, and North American regional Atlases, with or without tourist information.
Taken together, atlases and guides not only form a world class offering in all kinds of maps but also a wealth of information on all the interesting spots along a particular route. They, therefore, represent a genuine alternative to conventional maps.
We are currently the only publisher to offer Americans a cartography of North America based on regional atlas formats. This, of course, also helps promote Michelin brand visibility in distribution channels where travel documentation was relatively rare, like car accessory shops and chain stores. "

Doug Rogers
Project Coordinator

Peter Wrenn
Cartographer

Michelin Travel Publishing, Greenville – United States

Europe's No. 1 Tourist guide publisher.
Tourist publications support the Michelin brand and image, which they help to introduce in consumers' daily lives.
Through its digital mobility enabling services, ViaMichelin actively contributes to this approach and posts attractive prospects in the mid-term.
Its website has already established itself as the reference site for motorists in Europe with upwards of 10 million visits every month.

Guides Gourmands, a new collection *to discover the best* markets, gourmet stores and finest local restaurants, for all budgets.

ViaMichelin Mapsonic transforms your PDA into a navigation system. Launched in 2003, this map publishing software coupled to a route computer and a vocal steering system, covers 100,000 European towns.


04
2004
MICHELIN
Les Guides Gourmands
Sud-Ouest
Rhône-Alpes
Languedoc, Midi-Pyrénées
Bretagne
600
850
450
bonnes tables à moins de
marchés et boutiques
250 mètres
Place Charles De Gaulle

○ Michelin Editions des Voyages
eventful year

In a lack luster tourist industry, 2003 recorded a sharp drop in American tourist activity outside of the US and in summer travel in Europe, especially on the part of British and German tourists. Editions des Voyages (Maps and guides) net sales, down 3%, reflect this situation.

But the year was extremely productive from an editorial point of view, with launch of numerous products and active revamping of the collection of Michelin travel publications. Among the bestsellers of 2003, the *Michelin Charming Places to Stay* guide, now available in 4 languages, sold upwards of 140,000 copies in Europe.

Michelin Editions des Voyages also cut production costs and improved its retail network with partnership agreements with MDS in France and Ganske in Germany, aimed at promoting the value of its products. Maps and atlases, *guides Gourmands, Charming Places to Stay* guides as well as the Green guides have opened their pages to advertisers, under very strict conditions that ensure due respect of editorial independence and product quality.

○ ViaMichelin
strong all-round growth

Net sales were up more than 30%. Development costs, fully recognized as charges, have been successfully controlled.

Acquisition of the French company SWI enabled to diversify supply with navigation products for PDAs (pocket computers) and to launch joint operations with Palm. ViaMichelin continued development of on-board systems with car equipment manufacturers and carmakers and compiled a travel information CD-ROM with the Germans Becker and BMW, offering on-board on-line services for the BMW 7-series.

B2B sales also posted good progress. Detailed mapping coverage was extended to the United States and Canada, while simplified mapping is available for the rest of the world.

The agreement signed with Shell GeoStar confirms the site's pan-European scope, and notably boosted German traffic. ViaMichelin is one of the 3 most visited European sites. Both traffic and advertising income doubled. In cellular phone-based services, the ViaMichelin offer is available in 5 countries through 8 operators including Vodafone, Orange, Bouygues and Telefonica.

MICHELIN LIFESTYLE

Michelin is a world-class brand as measured by brand awareness, synonymous with state-of-the-art technology and quality. To leverage this valuable asset and increase its consumer appeal, the Group launched a new global consumer product offering. This is implemented through licensees under strict Michelin quality control.









"Michelin's hallmark of excellence is the same for tires as for Lifestyle products."

Dave Burt
Head of Michelin Lifestyle Quality

○ Michelin Lifestyle

Michelin Lifestyle Limited's mission is to develop new high profile Michelin products in the three following areas:

- ○ automotive and cycle accessories;
- ○ sports, leisure and working clothes and equipment;
- ○ personal accessories, gift articles and collectibles embodying the Michelin culture and history.

By end 2003, a million Michelin accessories have been sold in 20 countries and in 3,000 retail stores. During the summer, a highly technical tennis shoe jointly developed with the world-famous Babolat brand, was launched in Europe. By the second year-half, a collection of protective clothing, shoes and accessories was introduced in North America and Europe.

Michelin Lifestyle's ambition is to enhance the experience and security of people who enjoy being on the move.

2003 Group earnings analysis

Sales up 5% at constant scope and exchange rates

At constant scope and exchange rates, 2003 net sales are up in globally moderately growing markets. At current exchange rates and scope, they are down 1.8% as a result from the following factors:

- Positive 3.3% rise in volumes sold.
- Positive 1.6% price/mix effect at constant exchange rates on the back of further mix improvements.
- Negative impact (8.3%) of exchange rates as a result of the continued appreciation of the euro against North and South American and certain Asian currencies.
- Positive 2.1% scope effect due to a change in Group scope of consolidation. Following acquisition of the European tire distribution business of the Danish group Viborg, effective March 31, 2003, consolidation was carried out in December 2003, after completion of the post acquisition due diligence audit and integrated Viborg accounts from April 1, 2003. The corresponding contribution to Michelin group net sales amounted to €313 million.

Michelin volume sales change (in % and volume)

	2001	2002	2003
Original equipment sales	(8%)	4%	3%
Replacement sales	(0.5%)	2.4%	4.1%

Stronger replacement sales growth reflects market trends, chiefly in Europe. This had a favorable impact since replacement tire sales are more lucrative than original equipment sales.

Michelin net sales change 2003 / 2002 (in % and € million)

	2003	%	Q1	%	Q2	%	Q3	%	Q4	%
Total	**(275.3)**	**(1.8%)**	**(187.6)**	**(4.9%)**	**(285.1)**	**(7.2%)**	**(64.7)**	**(1.7%)**	**(262.2)**	**+ 6.6%**
Exchange rates	(1,302.6)	(8.3%)	(384.2)	(10.0%)	(398.9)	(10.0%)	(237.9)	(6.2%)	(281.5)	(7.1%)
Volumes	477.2	+ 3.3%	+ 149.4	+ 4.3%	+ 17.8	+ 0.5%	+ 95.5	+ 2.6%	+ 214.4	+ 5.8%
Price/mix	237.6	+ 1.6%	+ 47.1	+ 1.3%	+ 96.0	+ 2.7%	+ 77.7	+ 2.1%	+ 16.7	+ 0.4%
Scope	312.6	+ 2.1%	-	-	-	-	-	-	+ 312.6	+ 8.0%

Top 50
Michelin ranks among Fortune Magazine's list of the 50 most admired companies in the world for 2003.

Operating margin slipped 6.7%

At 7.4%, operating margin was down 0.4 point on 2002. Excluding the impact of the Viborg tire business consolidation, it was practically stable at 7.7%.

One of the main factors weighing on operating margin was the additional €320 million cost increase on 2002 as a result of the rise in raw materials prices.

Although Michelin is relatively immune to exchange rate variations owing to a broad presence worldwide with balanced breakdown as between sales and production, the strong and quick appreciation of the euro versus most currencies, and the dollar in particular, had a significant negative impact on operating margin (0.4 point).

These negative effects, however, were partially offset by Michelin's operational resilience:

- Price/mix improvement for the third consecutive year, representing 1.6% at constant exchange rates and volume. The financial year benefited from further product mix improvement and selling price increases worldwide.

- Productivity gains on the back of the following measures:

- 3.7% sales volume increases (expressed in tons*), following a 2.9% increase in 2002, making the year the second consecutive year of sales volume increase, after a 2.6% drop in 2001;
- further reduction in finished product inventories, though on a smaller scale than in 2002;
- numerous external expenditure increases including energy, freight, insurance and current and differred benefit charges** partly offset by efficient cost control measures.

Finally, the €15 million loss from Viborg operations for the 9 operating months consolidated translated into a 0.3 point loss in operating margin. This loss is slightly below estimates published at end October.

* Finished tires, excluding retail sales.
** Benefits are retirement and post-retirement (including healthcare costs for all or part of medical expenses) obligations to active and retired employees, mainly in the United States, Canada and the United Kingdom. See page 120 for more detailed explanations.

Operating income by business segment

- The Passenger Car-Light Truck operating income dropped 13.2% and operating margin 0.7 point at 8.9%.

The year's drop arose mainly from North-American operations. The Passenger Car-Light Truck operations in this region had to cope with sharp raw material inflation and a dull SUV market in the first half of the year as well as a steep rise in healthcare costs. As our competitors had not yet taken the full measure of such external pressures, and therefore not revised their price lists accordingly, price rises passed in 2002 fell out of line with certain market segments and weighed on sales in the first half.

FOCUS

Raw material prices up sharply

Raw materials consumed, chiefly natural rubber, account for 22.5% of Michelin sales and 37% of cost of sales.
On account of the Group's procurement structure, and of the recording of prices on a weighted average price basis, they are only integrated in the cost of sales between 3 to 6 months after their acquisition. This time lag effect resulted in a close to €320 million increase excluding exchange rates compared to 2002. This amount corresponds to a 21% average increase in US dollar terms in the second year-half 2003, as this is the transaction currency for some two-thirds of Michelin raw material transactions.
The continued hike in raw material purchases in dollar terms therefore, had a negative impact, which will be reflected in first year-half 2004 Group accounts.

Note, however, that such rises impact the regions in which the Group operates in different ways. In Europe, unlike North America and other regions as well, the appreciation of the euro versus the dollar indeed, partially offset such rise.

It is worth noting that changes in oil prices only have a limited effect on the price of petroleum products. Although synthetic rubbers and carbon blacks account for close to half of Michelin's raw material purchases, a bare 15% or so of the cost of raw material is directly pegged to oil prices within less than one year.



Michelin's raw material costs
(2003 value)

- Natural rubber **24%**
- Synthetic rubber **23%**
- Carbon blacks **25%**
- Chemical products **11%**
- Textile and metal cords **17%**

Neither cost control, nor price rises implemented during the year were sufficient to offset this state of affairs, which, combined with appreciation of the euro, accounted for the reduction in operating margin in this segment. On another front, further progress was achieved in inventory management and reduction in customer receivables.

• The Truck operating income climbed 7.6%. After a sizeable profit deterioration in 2001 owing to a slump in the American market, this segment achieved significant improvement in operating income for the second year running at 13.1%, with a 0.8 point gain in operating margin.

This significant improvement flowed mainly from successful implementation of the strategy for 2003 as reflected, among other things, by higher sales volumes and correct anticipation of raw material cost increases, especially the strong rise in natural rubber prices. By end 2002 and early 2003, a series of price increases were passed worldwide in Europe, North and South America and Asia. These price increases have held out. Moreover, the Truck business line further tightened control over industrial and structural costs.

• The operating income from "Other businesses" was a €42 million loss, down €18 million on 2002, with operating margin down 0.4 point at (0.9%).

At constant scope, i.e. excluding Viborg €15 million 9-month operating loss, operating margin for "Other businesses" remained stable.

The main factors in 2003 were as follows:
- Group specialty tire operating income suffered, not only from exchange rate variations, particularly sharp for the Earthmover business, but also from the steep rise in raw material prices which could not be fully passed on to the markets as in the case of Earthmover and Aircraft, in 2003. Enhanced product/market mix, especially in Agricultural products and 2-Wheel, coupled with efficient cost control, could not offset these negative factors.
- The Wheel business posted improved operating income on the back of internal reorganization measures and in a difficult environment, marked by over capacities and a significant increase in steel prices.
- Concerning Euromaster, operating income suffered from reorganizations implemented in 2002 in the UK and from particularly difficult market conditions throughout the year in this country with a strong squeeze on prices on the part of other distribution actors.
- TCI, with sales on an upward trend, posted operating income up in dollar terms.
- As regards ViaMichelin, development costs were kept below the planned ceiling.

2003 earnings analysis by function

At 31.3% of net sales, gross operating income increased 1.2 point on 2002. This improvement flowed from steady price/mix improvements, industrial productivity gains and a scope effect in connection with Viborg integration.
Selling and administrative costs as well as overheads grew 1.6 point from 22.3% to 23.9% of sales. Other than external cost inflation, this change was chiefly due to the exchange rate effect as Group overheads are mainly denominated in euros.

Operating income by business segment (in € million)

	Sales			Operating income		Operating margin	
	2003	% of total	Change	2003	% of total	2003	2002
Passenger Car-Light Truck	7,456.8	48.5	(6.1)	664.0	58.1	8.9%	9.6%
Truck	3,968.5	25.8	+ 0.6	521.5	45.6	13.1%	12.3%
Other businesses*	4,859.3	31.6	+ 4.8	(42.4)	(3.7)	(0.9%)	(0.5%)
Inter-segment elimination	(914.8)						
Total	**15,369.8**	**100**	**(1.8)**	**1,143.1**	**100**	**7.4%**	**7.8%**

* Other businesses include specialty tires, tire distribution, ground liaison systems, Wheels, Editions des Voyages, ViaMichelin, Michelin Lifestyle and other sales. Each of them accounts for less than 10% of consolidated net sales. The results of these activities may vary substantially. By nature, the operating profitability of distribution activities is below that of manufacturing activities.

Operating income by function

(€ million)

	2003	%	2002	%
Net sales	**15,370**	**100**	**15,645**	**100**
Cost of sales*	10,559	68.7	10,930	69.9
Gross margin	**4,811**	**31.3**	**4,715**	**30.1**
Selling and administrative costs	3,668	23.9	3,490	22.3
Total operating costs	14,227	92.6	14,420	92.2
Operating income	**1,143**	**7.4**	**1,225**	**7.8**
Profit/loss from financial operations	(225)		(260)	
Operating income from ordinary activities	**918**		**965**	
Non-recurring income/expenses	19		75	
Tax	(261)		(382)	
Net income from fully consolidated companies	**675**		**658**	
Income (loss) from companies accounted for by the equity method	(9)		(12)	
Amortization of goodwill	(338)		(32)	
Net income before minority interest	**329**	**2.1**	**615**	**3.9**

*Cost of sales includes supply chain and R&D costs.

Research and development accounted for 4.6% of net sales

In 2003, Michelin spent €710 million in R&D, or 4.6% of net sales. This level is among the highest in the sector. According to the conclusions of a Tire Businesses survey published in September 2003, the industry average stood at 3.4% in 2002. This significant and constant investment demonstrates the Group's strong commitment to research as the cornerstone of its strategic goal of "remaining the tire industry's most innovating company and of covering all vehicle-to-ground linkage fields and mobility-related services".

Research & Development spending

(€ million)

	2003	2002	2001
Research & Development	710	704	702
In % of sales	4.6%	4.5%	4.4%
Change	+ 0.9%	+ 0.3%	+ 8.9%
Change in sales	(1.8%)	(0.8%)	+ 2.5%

Net income down at €329 million and 317.5 million Group share

• The net interest income/expenses for 2003 was a negative (€225) million, against (€260) million in 2002. This improvement was chiefly due to the fact that 2002 net interest income/expenses had been exposed to an important foreign exchange loss due to sharp devaluation of several South American currencies, notably that of the Argentine peso.

• The €19 million exceptional gain compared to €75 million in 2002 resulted from a combination of several items, including:

- net €192 million reorganization costs, of which €134 million of provisions in connection with measures announced in Spain;
- positive €307 million impact of measures taken after root-and-branch reform of both its current and differred benefit obligation* in the United States and Japan.

• At €261 million, the Group tax burden was down though the apparent average tax rate rose to 44% (against 38.4% in 2002). This rise stemmed from the fact that goodwill on the Viborg acquisition was non tax deductible. Excluding this impact, the tax rate was down.

* Please refer to page 54 for detailed explanations.

• In line with Group estimates provided in connection with 1st year-half earnings publication, Viborg goodwill amounted to €306.5 million. This amount was fully amortized over the financial year, in keeping with constant policy developed by the Group in connection with acquisition of non manufacturing businesses.

• Net income therefore amounted to €328.9 million, against €614.5 million in 2002. Net income Group share stood at €317.5 million. The reduction in minority interests resulted from buy out of minority shareholders in Poland (Stomil), Spain and China, completed in 2003.
Excluding Viborg, net earnings would have amounted to €631.9 million and €620.5 million Group share.

Capital expenditure stood at €1 billion

Additions to property, plant and equipment and intangible assets totaled €1.1 billion, in line with targets fixed. They accounted for 7.3% up 1.1 point on 2002.
Excluding day-to-day equipment overhaul investment on mould and similar pieces of equipment, the Group's investment policy is aimed at enhancing industrial plant and machinery efficiency and adequation to market trends (large Passenger Car-Light Truck seat production lines) and specializing facilities. The Group also stepped up production capacity to match sales growth in emerging countries of Asia (China and Thailand) and Eastern Europe (Poland, Romania and Russia).

Financial investment up

In 2003, Michelin's net financial investment amounted to €229 million, against 62 million in 2002. This strong rise mainly resulted from operations to buy out minority interests in Poland (€86 million), securing 100% of the Michelin Shenyang joint venture in China, acquisition of a 2.5% stake in Korean tire manufacturer Hankook and takeover of Viborg group debt to third parties contracted in the 1st quarter.

FOCUS

New International Developments

Michelin forged ahead in two growth markets: Eastern Europe and Asia.
In addition, the Group recommissioned its Algerian Truck tire plant temporarily closed down in 1993.

Eastern Europe

• In Poland, Michelin brought from 70% to close to 100% its stake in Stomil, its main industrial base in Eastern Europe.
• In Russia, the first Passenger Car tire rolled out in July of the new Davydovo plant close to Moscow.

Asia

• In South Korea, the Group set up a partnership in January for the production and distribution of Passenger Car tires with Hankook Tire Co.Ltd, Korea's No. 2 tire manufacturer and world No.11. The deal gives Michelin an option to acquire up to 10% of the capital of Hankook Tire, of which it held 2.5% at end December.
• In India, Michelin established a joint-venture in November with Apollo Tyres, India's No. 2 manufacturer, in the field of radial truck tires. A new plant will be built by 2007. As part of a broader cooperation between the two manufacturers, Michelin will acquire a 14.9% stake in Apollo Tyres Ltd.
With annual growth of more than 7% boosting trade on the subcontinent, a 14,000 km highway construction program to be completed by 2009 and upwards of 1 billion inhabitants including an expanding middle class that counts some 33 million people, India is a promising growth market.
By 2050, India's economy could become the world's third largest, behind the United States and China.

Working capital requirement* improvement

• Net inventories stood at 18% of net sales compared with 18.3% a year ago. Excluding exchange rates and raw material price increases, they were down substantially in volume (tons). Michelin intends pursuing its inventory management effort, and is currently in line with levels achieved by its main global competitors.

* Working capital requirements = inventories plus work in progress + trade receivables – trade payables.

Aggregate change in finished product inventories
(in tons)



1999
2000
2001
2002
2003

Net inventories in % of sales at current exchange rates, at Dec. 31

1999	2000	2001	2002	2003
24%	23.2%	20.9%	18.3%	18%

• At constant exchange rates, customer receivables were down 1.2 point from 20.6% in 2002 to 19.4% of turnover in 2003. At constant exchange rates, the improvement amounted to 0.7 point.
As part of its routine financing operations, Michelin has implemented a European receivables securitization program in an amount of €850 million at December 31, 2003. These securitizations are fully consolidated, i.e. included in the "trade receivables" line of the balance sheet under assets and in the "financial debt" line under liabilities*.

• Working capital requirements thus fell €60 million at constant exchange rates and €380 million at current exchange rates at December 31, 2003. They now stand at 27.3% of net sales against 29.3% a year before.

* For more detailed explanations, please refer to note 7 of the Consolidated Financial Statements, page 89.

€299 million positive free cash flow

Returning positive free cash flow is one of Michelin's aims. In 2003, and although its investment program* rose 30% on 2002, the Group achieved positive free cash flow of €299 million. This result, though below 2002 levels, owing mainly to stable inventories in value terms, is in line with Michelin's long-term improvement policy.
Furthermore, cash flow amounted to 9.2% of Michelin's net sales, against 7.8% in 2002. It is stated after contribution to the various Group defined service, unmanaged plans and employee pension funds**. In 2003, these contributions amounted to €357 million, against €542 million in 2002.

* Net tangible, intangible and financial investments.
** For more detailed explanations, please refer to page 120.

Cash flow and free cash flow
In € million

	2003	2002
Free cash flow	**1,407.4**	**1,225.4**
Tangible and intangible investments	(1,017.2)	(809.5)
Change in WCR	134.8	309.0
Total available	**525.0**	**724.9**
Financial Investments*	(225.6)	(87.7)
Free cash flow*	**299.4**	**637.2**

* excluding tangible and intangible investments.

Free cash flow* (in € million)

	1999	2000	2001	2002	2003
Free cash flow	(300)	(241)	309**	637	299
In % of sales	(2.2%)	(1.6%)	2.0%	4.1%	1.9%

* Free cash flow = cash flow – change in working capital requirements – net investments (including financial investment).
** excluding non-recurring gains from proceeds of the sale of PSA stake, free cash flow would have been a negative €107 million.

New reduction and optimization of long and short term debt

Long and short term debt* has been reduced by €378 million against December 31, 2002. This reduction mainly resulted from a positive impact of €453 million linked to exchange rate variations and a rise of €157 million linked to changes in scope of consolidation. Excluding exchange rate and scope effects, net debt was down €82 million.

Aggregate debt therefore, stood at €3,440 million at year-end, or 78% of shareholders' funds against 85% in 2002. At 5.8% in 2003, the average cost of debt was down on 2002 (6.2%).


4,926
4,881
3,818
3,440
00
01
02
03

Group financial debt (in € million)

Shareholders' funds have also decreased on account of unfavorable exchange rates in relation to the euro.

The Group further improved its financial structure through issue, in November, of a €500 million last ranking, 30-year, subordinated issue at 6.375% fixed rate, redeemable at Michelin's option quarterly from year 10. Availing itself of the opportunities offered by the Law on Financial Safety adopted in August 2003, Michelin thus strengthened its economic capital** through refinancing of senior debt by junior debt***, optimized the weighted average cost of its capital, extended the average maturity of its debt and increased its financial flexibility. This issue was highly successful among French and European bond investors and the quality of the Group's credit rating among the financial community is reflected in the narrowing of spread**** since issue. Proceeds from this issue will be mostly allocated to reimbursement of debt arriving at maturity.

* For further details on Group debt please refer to page 114.
** See explanations on economic capital on page 118.
*** i.e. by substituting traditional debt with notes that rank last (just before shares) in the event of liquidation.
**** Spread, or yield spread, corresponds to the difference between the yield from a bond and the yield from a risk-free loan of similar maturity. The narrower the spread, the more investors feel that the issuer is creditworthy.

Michelin extended its long and short-term debt

At Dec. 31	2003	2002
Due within 1 year	6%	20%
Due in 1 to 5 years	64%	38%
Due in more than 5 years	30%	42%

Net long and short-term debt
(in € million)

At Dec. 31	2003	2002	2001
Net long and short-term debt	3,440	3,818	4,881
Shareholders' funds	4,409	4,502	4,326
Net long and short-term debt to shareholders' funds ratio	0.78	0.85	1.13

Breakdown of Michelin's long and short-term debt by maturity

At Dec. 31	2003	2002
Fixed rate	61%	52%
Variable rate	39%	48%

At Dec. 31	2003	2002
Euro and European currencies	49%	44%
U.S. Dollar	34%	42.5%
Other currencies	17%	13.5%

FOCUS

A proactive, responsible view of benefit reform

Employee benefit obligations represent a major commitment for Michelin on account of its worldwide footprint: at December 31, 2003, PBO stood at €7.04 billion.
In the long-term interest of the company, its employees and its shareholders, the Group is keen to implement a retirement and healthcare benefit system that is sustainable over time. This highly responsible approach will reflect careful integration of the individual criteria of each employee concerned.

In 2003, therefore, Michelin reviewed the systems in place (in particular retirement benefits and medical care) chiefly in the United States and Japan.
Michelin United States took a series of measures to reduce employment and post-retirement obligations in favor of personnel. These measures, aimed at containing cost increases, will have a positive impact on future Group earnings. Restructuring of medical cost coverage will cap Group long-term commitments with respect to active and currently retired employees, while maintaining a system that is fair to both active employees and retirees.
These changes translated into a €282 million exceptional gain in the United States, which was recognized in 2003 accounts.
This saving does not take into account the impact of the Medicare Drug Plan, adopted at end 2003 by the U.S. Congress, whose potential positive impact for the Group has not yet been assessed, pending publication of decrees for its implementation.

In Japan, Michelin availed itself of the option to transfer its supplementary retirement system to the Japanese State. Such transfer, started in 2002, was completed in 2003.

Adequately Funded Benefit Obligations

In 2003 Michelin's situation with respect to employee retirement benefit obligations remained fundamentally healthy. As was the case the years before, Group cash flow largely covers payments related to unfunded obligations, including pension benefits and healthcare costs.
In line with previous years*, contributions to these funds in 2003, amounted to €133 million and pension funds continued to be adequately funded** with respect to local regulations. These contributions have enabled Michelin, which intends to fully assume its social responsibilities, to maintain funding levels commensurate with its obligations. These funds, which are managed with a long-term view, outperformed versus the 2003 expected return.

At year-end, on account of the drop in bond rates, the Group revised downwards some actualization rates used for PBO*** calculations. In the United States, this rate dropped from 6.90% to 6.25%, by 0.65 point. Impact of this drop combined with the rise in healthcare spending and demographic evolutions have been more than offset by exchange rate changes and the positive impact of Group root-and-branch reform of its North American "benefit" system. The PBO dropped €333 million, at 7.04 billion. Note that of these obligations, only a portion (amounting to close to €5.3 billion) is strictly contractual, the balance being of a voluntary or constructive nature, which, should the case arise, be put into question.

* Excluding 2002 where exceptional contributions were made.
** For further detail on Group obligations and the resources channeled into them, please refer to page 120.
*** Projected Benefit Obligation.

Preparation to switch to IFRS accounting standards

The European Union, along with 91 countries worldwide, chose to adopt the International Accounting Standard Board (IASB) standards. In relation to accounts opened on January 1, 2005, companies listed in a regulated market of a Member State will have to present their Consolidated Financial Statements in accordance with the IFRS (International Financial Reporting Standards). Pro forma consolidated accounts for fiscal year 2004 will be presented simultaneously with the 2005 Financial Statements in order to allow for comparisons.
CGEM, which is the Group's flagship company, will have to comply with this obligation.
In keeping with CESR* and AMF** recommendations, and in addition to information already provided in the annual report 2002, we would like to inform you:
- of the main provisions taken to ensure successful transition and progress so far;
- of the nature of the main differences so far identified between the current accounting principles and those that will be introduced in 2005.

A/ organization and status of IFRS standard preparatory work

Aware of the challenge in making a complete switch to a new set of accounting references, Michelin set up a dedicated task force in the first half 2002 to review the standards likely to impact the Group, including their consequences both in terms of organization, IT systems, training and Financial Statements.

* CESR: Comité Européen des régulateurs de marchés de valeurs mobilières.
** AMF: Autorité des Marchés Financiers.

On the basis of current IASB documentation (standards and draft standards and interpretations), the team identified:
- the main areas of impact for the Group and criteria for final implementation of the standards;
- drafted the relevant specifications to align local and central IT systems to the new standards;
- defined and implemented a strategic training plan for the personnel concerned, attended by upwards of 400 staff at end 2003.

Field action by dedicated teams should enable to successfully
- prepare monthly IFRS 2004 simulation reporting for first quarter 2004 consolidated accounts from proforma IFRS financial statements prepared by the Group's main entities;
- prepare by the third quarter 2004 for an IFRS audited opening balance at January 1st, 2004.

B/ potential areas of difference with the current Group standards

On the basis of the rules as they are defined to date and given the assessments currently underway, the main difference with French consolidated accounting standards currently applied by the Group relates to standard IFRS 1.

Known as a "first time implementation" standard, this offers a "fresh start" option as far as employee benefits are concerned (IAS 19). Michelin will have the option either to continue and amortize the unrecognized actuarial differences as of December 31, 2003, over the remaining working life of the beneficiary holders or to implement a "fresh start", i.e. to offset them against the Group's shareholders' equity on January 1, 2004. The latter is what the Group had elected to do when it implemented the French accounting principles in that respect in January 2000.

Although Michelin has not yet made any decision, should it opt for a "fresh start", it estimates the impact on the opening IFRS shareholders' equity would be to the tune of €1.2 billion (non recognized actuarial loss, net of any differred taxes). Simultaneously, the Group personnel costs would be reduced by the amount corresponding to the annual depreciation of the non-recognized difference or approximately €75 million.

IAS 36: loss of asset value (annual impairment tests), is in the process of being redrafted and it is difficult at this stage for the Group's to assess the consequences of its application on its accounts.

Overall, in the present state of review so far, it appears that implementation of the IFRS standards would have little or no impact on Michelin's accounts.

Economic Performance

Michelin sets itself a yearly economic performance target hinging on value creation*. To determine whether the Group is creating value, the actual risk adjusted return on capital employed (Actual RAROC, corresponding to the cost of economic capital and debt), is compared with Target RAROC. To this effect, the Group relies on the "Free Cash Flow to Economic Capital" method. Michelin allocates a portion of Economic Capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets after depreciation and amortization.
In this approach, the Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2003 was 15.7%.

* Please refer to page 118 for a detailed description of economic performance.

Economic capital allocation techniques integrate this technique as a basis for decisions in such areas as capital expenditure, customer credit limits and the outsourcing of certain activities.
To measure value creation, the Group compares the cost of standard financial resources (debt + economic capital) allocated to assets or "Target RAROC" to net earnings after tax plus interest cost compared to invested capital or "Actual RAROC". The difference between the two is the measure of Michelin's economic performance.
In 2003, the Group did not achieve its economic performance target. At 6.5%, Actual RAROC is 3.3 points below Target RAROC.
Excluding Viborg acquisition, Actual RAROC would have amounted to 10%.

Michelin value creation In € million

	2003	2002	2001	2000	1999
Economic capital	4,250	4,495	4,592	4,430	4,053
Weighted average cost of economic capital	15.7%	15.4%	16%	16.3%	17%
Allocated debt	4,544	4,974	5,226	5,183	4,675
Weighted average cost of debt	4.3%	4.8%	6.1%	7.2%	6.1%
Capital employed	8,794	9,470	9,818	9,613	8,729
Target RAROC	**9.8%**	**9.8%**	**10.7%**	**11.4%**	**11.2%**
Net income	329	614	314	438	182
Interest expense	244	283	351	358	281
Actual RAROC	**6.5%**	**9.5%**	**6.8%**	**8.3%**	**5.3%**

Prospects

In 2004, Michelin will muster its resources in pursuit of its goal of profitable and sustainable world growth.
More than ever, the Group remains concentrated on improving its performance and global competitive edge and increasing its global footprint.
Prudence, however, remains the watchword. Indeed, although it is fair to say that tire markets will continue to evolve differently from region to region – faster growth in North America, subdued in Europe, flat in Japan, dynamic in China – globally, they should stay within their long term 1% to 2% average annual growth bracket. Moreover, a number of external inflationary factors such as commodity price rises, should persist, although less dramatically so than in 2003. The euro should remain firm versus the US dollar.

Be that as it may, on the strength of continued internal structural improvements and business acumen that enable it to time its growth to market opportunities, Michelin looks to 2004 with confidence and expects a clear improvement in performance, especially of its operating margin.

FOCUS

Michelin: a trustworthy company

According to a survey prepared by Edelman on the basis of its annual survey of opinion leaders, the key market confidence criteria are superior product and service quality and ability to meet customer expectations.
In its 2004 survey, Michelin comes second among large companies for public confidence in Europe in a cross-section of sectors, 4th in Brazil and 6th in the United States.
In the automotive and freight sectors, Michelin comes 1st in France, Germany and the U.K. and 2nd in Brazil and the United States.

Ten-year key figures and ratios

in millions of euros	2003	2002	2001
Sales	15,370	15,645	15,775
% change	(1.8%)	(0.8%)	2.5%
Average number of employees	127,210	126,285	127,467
Payroll costs	4,997	5,152	5,242
% of sales	32.5%	32.9%	33.2%
EBITDA [1]	1,992	1,978	2,091
Operating income	1,143	1,225	1,040
Operating margin [2]	7.4%	7.8%	6.6%
Net interest expense	(225)	(260)	(321)
Non-recurring items, net	19	75	(29)
Including restructuring costs	*(192)*	*(17)*	*(340)*
Income before tax	590	997	644
Income taxes	(261)	(382)	(330)
Effective tax rate	44.3%	38.3%	51.2%
Net income including minority interests	329	614	314
Net margin	2.1%	3.9%	2.0%
Dividends [3]	131	113	105
Net cash provided by operating activities [4]	1,542	1,534	1,263
Cash flow [5]	1,407	1,225	1,323
% of sales	9.2%	7.8%	8.4%
Capital expenditure [6]	1,118	967	1,150
% of sales	7.3%	6.2%	7.3%
Capital expenditure, net of disposals	1,017	809	1,089
Acquisitions of investments, net of disposals	229	62	(184)
Research and development costs	710	704	702
% of sales	4.6%	4.5%	4.4%
Net debt [7]	N.APP.	N.APP.	N.APP.
Average borrowing costs	5.8%	6.2%	6.1%
Shareholders' equity including minority interests [8]	4,409	4,502	4,326
Debt-to-equity ratio	N.APP.	N.APP.	N.APP.
Net debt + securitizations [9]	3,440	3,818	4,881
Debt-to-equity ratio including securitizations	78%	85%	113%
EBITDA / Net debt	57.9%	51.8%	41%
Net cash provided by operating activities / Net debt	44.8%	40.2%	30.6%
Interest expense [10]	219	273	311
Interest cover (Operating income / interest expense)	5.2	4.5	3.3
Free Cash flow [11]	299	637	309
ROE [12]	7.3%	13.4%	7.4%
Target RAROC [13]	9.8%	9.8%	10.1%
Actual RAROC [14]	6.5%	9.5%	6.8%

Per share data

in euros	2003	2002	2001
Net assets per share [15]	30.2	30.5	29.7
Basic earnings per share [16]	2.22	4.28	2.20
Diluted earnings per share [17]	2.22	4.28	2.20
P/E [18]	16	8	17
Net dividend per share	N.AV.	0.93	0.85
Pay-out rate [19]	N.AV.	21.73%	38.6%
Net dividend yield [20]	N.AV	2.83%	2.3%
Capital turnover rate [21]	142.7%	142.7%	108.3%

2000	1999 *pro forma*	1999*	1998*	1997*	1996*	1995*	1994*
15,396	13,763	13,763	12,486	12,149	10,861	10,078	10,248
11.9%	10.2%	10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%
128,122	130,434	130,434	127,241	123,254	119,780	114,397	117,776
5,137	4,756	4,684	4,359	4,110	3,786	3,698	3,870
33.4%	34.6%	34.0%	34.9%	33.8%	34.9%	36.7%	37.8%
2,170	2,127	2,138	1,875	1,869	1,742	1,474	1,365
1,162	1,207	1,233	1,073	1,094	1,060	869	725
7.6%	8.8%	9.0%	8,6%	9.0%	9.8%	8.6%	7.1%
(314)	(238)	(245)	(220)	(229)	(214)	(261)	(276)
(76)	(353)	(353)	46	20	(129)	11	(83)
(67)	*(388)*	*(66)*	*(100)*	*(119)*	*(67)*	*(76)*	*(161)*
729	538	557	881	866	681	601	351
(290)	(213)	(374)	(308)	(239)	(207)	(150)	(143)
39.9%	39.7%	67.2%	34.9%	27.6%	30.3%	24.9%	40.8%
438	325	182	574	627	474	451	208
2.8%	2.4%	1.3%	4.6 %	5.2%	4.4%	4.5%	2.0%
93	87	87	137	112	80	57	0,6
1,017	1,014	1,034	1,079	1,380	1,032	N.AV.	N.AV.
1,416	1,547	1,548	1,246	1,284	1,274	664	684
9.2%	11.2%	11.2%	10%	10.6%	11.7%	6.6%	6.7%
1,201	1,252	1,252	1,174	996	800	567	397
7.8%	9.1%	9.1%	9.4%	8.2%	7.4%	5.6%	3.9%
1,091	1,003	1,090	1,030	816	484	455	216
166	255	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
645	589	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.
4.2%	4.3%	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
N.APP.	N.APP.	3,798	2,752	2,564	3,480	3,994	4,311
6.5%	9.4%	9.4%	12.7%	13.6%	10.9%	10.1%	11.5%
4,155	3,838	4,294	4,208	3,955	2,656	1,974	1,439
N.APP.	N.APP.	88%	65%	65%	131%	202%	300%
4,926	4,329	4,474	3,274	3,121	3,800	4,256	4,555
119%	113%	104%	78%	79%	143%	216%	317%
43%	47.2%	47.8%	57.2%	59.9%	45.8%	34.6%	30%
20.7%	23.4%	23.1%	32.9%	44.2%	27.2%	N.AV.	N.AV.
324	419	419	416	425	415	430	525
3.6	2.9	2.9	2.6	2.6	2.6	2.0	1.4
(241)	(300)	(413)	(90)	465	510	74	383
10.4%	8%	3.9%	13.7%	16.2%	18%	23.6%	14.8%
11.4%	11.2%	11.2%	11.7%	11.9%	N.AV.	N.AV.	N.AV.
8.3%	5.3%	5.3%	10.5%	12.1%	N.AV.	N.AV.	N.AV

2000	1999 *pro-forma*	1999*	1998*	1997*	1996*	1995*	1994*
28.5	26.2	29.5	28.3	26.8	20.3	15.6	12.3
2.96	2.10	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
2.96	2.10	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
13	19	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
0.80	0.71	0.71	0.64	0.58	0.50	0.42	0.34
27.0%	34.2%	62.6%	16.4%	12.6%	13.4%	11%	18.8%
2.3%	1.7%	1.7%	1.4%	1.1%	1.4%	1.3%	1%.
96.6%	104.7%	104.7%	102.3%	106.1%	86.2%	74.1%	87.4%

*Former accounting standards.
**Based on recommended dividends.

1. EBITDA: earnings before interest, tax, depreciation and amortization.
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital.
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt – cash and cash equivalents.
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year.
11. Free cash flow: cash flow – change in working capital – net capital expenditure.
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed. The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001.
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above).
15. Net assets per share: net assets / number of shares outstanding at December 31.
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.APP.: not applicable
N.AV.: not available
N.D.: not disclosed

Compagnie Financière Michelin

Compagnie Financière Michelin (CFM), headquartered in Granges-Paccot (canton of Freiburg, Switzerland), plays a twofold role in the Group:

- As an intermediate holding company, it directly or indirectly owns 100% of the capital of the Group's manufacturing and sales companies outside France and 60% of France-based Manufacture Française des Pneumatiques Michelin.

- CFM is the Group's financing arm and borrows on its behalf from banks and other credit institutions.

Group Corporate Finance Division, notably Financing, Consolidation and Legal departments operate within the holding company.

CFM's turnover amounted to €15.6 billion, down 1.7% on 2002 but up 5% at constant exchange rates and scope. At €1,102.2 million, operating income was down 4.3%. Net profit for the period amounted to €285.6 million.

Given that CFM's sales scope is practically identical to that of CGEM, observations relative to CGEM in this report likewise apply to CFM.

Condensed Statement of Income

(in € thousand)

	2003	2002
Net sales	**15,632,267**	**15,902,308**
Other	594,779	460,141
Sub total	*16,227,046*	*16,362,449*
Purchases used in production	(5,373,929)	(5,291,868)
Payroll costs	(4,981,915)	(5,140,296)
Other operating expenses	(3,682,573)	(3,596,927)
Taxes other than income tax	(231,686)	(229,323)
Depreciation and amortization	(815,928)	(888,806)
Charges to allowances and provisions	(38,789)	(64,057)
Operating income	**1,102,226**	**1,151,172**
Net interest expense	(249,856)	(325,760)
Income from ordinary activities	**852,370**	**852,412**
Non-recurring items, net	26,436	64,631
Income taxes	(245,122)	(369,890)
Income (loss) from companies accounted for by the equity method	(8,767)	(11,626)
Amortization of goodwill	(339,301)	(33,325)
Net income	**285,616**	**475,202**

Condensed Balance Sheet

(in € thousand)

Assets	Dec. 31, 03	Dec. 31, 02
Goodwill, net	303,249	312,250
Intangible assets, net	162,689	135,174
Property, plant and equipment, net	5,662,263	5,770,690
Investments, net	376,398	412,768
Investments at equity	58,179	58,235
Fixed asset, net	**6,562,778**	**6,689,377**
Inventories	2,765,994	2,858,212
Trade receivables	3,047,041	3,205,424
Other receivables, prepaid expenses and accrued income	1,986,429	2,236,357
Cash equivalents	525,506	377,054
Cash	1,232,317	790,190
Current assets	**9,557,287**	**9,467,237**
Total assets	**16,120,065**	**16,156,614**

Liabilities and stockholders' equity	Dec. 31, 03	Dec. 31, 02
Stockholders' equity before minority interests	3,195,297	2,197,692
Minority interests	465,491	520,633
Stockholders' equity including minority interest	3,660,788	2,718,325
Provisions for contingencies and charges	3,002,932	3,443,397
Long and short-term debt	5,824,156	6,561,116
Trade payables	1,550,156	1,422,675
Other payables, deferred income	2,082,033	2,011,101
Liabilities	**9,456,345**	**9,994,892**
Total liabilities and stockholders' equity	**16,120,065**	**16,156,614**

Compagnie Générale des Etablissements Michelin

The parent company of the Group, Compagnie Générale des Etablissements Michelin, ended the year with net income of €178,237,815.34 compared with €332,387,387.56 in 2002, down €154.1 million.

Operating income contracted by €29.5 million to €52.6 million.

Royalty revenues were down €15.2 million mainly as a result of changes in exchange rates of many currencies (including U.S. dollar, Canadian dollar, pound sterling and Polish zloty).

Operating expenses increased by €21.2 million as a result of a rise in research and supplier expenditures and of the agreement signed with TRW to sell pressure monitoring systems.

Net interest and other investment income decreased by €99.8 million. This takes into account the following factors:

- non-distribution of a dividend by Group's subsidiary Pardevi and a €30 million reduction in the dividend paid by Compagnie Financière Michelin,
- €16.3 million allowance for impairment in value of Pardevi and a reversal of the €26 million allowance for impairment in value of Manufacture Française des Pneumatiques Michelin shares.

Due to these different factors, income from ordinary activities amounted to €182.6 million versus €311.8 millions in 2002.

Net non-recurring income was balanced. It does not include the impact of the reversal of allowance for impairment in value of Manufacture Française des Pneumatiques Michelin shares, henceforth included in net interest income.

Lastly, taxes borne by the Company rose to €4.3 million.

The balance sheet structure changed as follows :

On November 3, 2003, Compagnie Générale des Etablissements Michelin also proceeded to a capital increase operation, conducted by Compagnie Financière Michelin in an amount of 3,899,437 registered shares and 391,666 bearer shares, all fully paid up, through receivables compensation in an amount of €1,054,338,477.34.

The Company's capital and capital-related premiums rose €36 million. €31 million in connection with phase No. 2 of the Employee Shareholder Plan approved by the Annual Shareholders Meeting of May 18, 2001, and €5 million in connection with the last phase of the stock-for-stock public tender offer for Compagnie Financière Michelin bearer shares launched by Compagnie Générale des Etablissements Michelin on October 17, 2002.

On December 3, 2003, Compagnie Générale des Etablissements Michelin (CGEM) made a 30-year, €500 million, last-ranking subordinated issue (TSDR – *Titres Subordonnés de Dernier Rang*), callable from December 3, 2013, at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or prepayments are made, the TSDRs provide for a differred coupon payment option. Conditions and terms of the issue are detailed in a specific note of the Parent Company Statements.

CGEM: Condensed Statement of Income

(in € million)

	2003	2002
Operating revenue	**356.8**	**365.1**
Operating expenses	304.1	282.9
Operating income	**52.7**	**82.1**
Net interest income	130.0	229.7
Income from ordinary activities	**182.6**	**311.8**
Non-recurring items, net	0.0	33.7
Income taxes	4.3	13.2
Net income	**178.2**	**332.4**

CGEM: Condensed Balance Sheet

(in € million)

Assets	Dec. 31, 03	Dec. 31, 02
Intangible assets, net	0.0	0.0
Property, plant and equipment, net	0.2	0.2
Investments, net	4,953.7	4,286.5
Fixed assets, net	**4,953.9**	**4,286.7**
Other receivables, prepaid expenses and accrued income	200.9	277.7
Cash equivalents	4.9	41.5
Cash	0.1	0.1
Current assets	**205.9**	**319.2**
Total assets	**5,159.7**	**4,605.9**

Liabilities and stockholders' equity	Dec. 31, 03	Dec. 31, 02
Stockholders' equity	**4,226.8**	**4,177.8**
Provisions for contingencies and charges	-	-
Long and short-term debt	853.5	355.5
Other payables, deferred income and accrued expenses	79.4	72.6
Trade payables	-	-
Liabilities	**932.9**	**428.1**
Total liabilities and stockholders' equity	**5,159.7**	**4,605.9**

Proposed resolutions

Shareholders are invited to approve the transactions reflected in the Company's income statement and balance sheet, as well as the proposed appropriation of net income for the year in the amount of €178,237,815.34.

An amount of €318,859 will be appropriated to the legal reserve to raise the amount of this reserve to one tenth of capital stock and €3,288,621.83 will be attributed to the General Partners, in accordance with the bylaws. The balance of €174,630,334.51 plus retained earnings of €52,843,716.09 brought forward from 2002, representing a total of €227,474,050.60 is available for distribution to Shareholders.

Based on this profit and on the distribution made last year, we are asking shareholders to approve the distribution of a €0.93 dividend per share. For shareholders who are entitled to the 50% tax credit (€0.465), the total revenue per share would be €1,395. After setting aside €36,698,750 for the payment of the *précompte* dividend equalization tax, this would amount to a total distribution of €170,048,683.25.

If approved, the dividend will be paid as of May 18, 2004, and the Company's shares will be quoted ex-dividend as of that date.

The balance of income available for distribution or €57,425,367.35 would be appropriated as follows to "unappropriated retained earnings".

Dividends on shares held in treasury stock on the ex-dividend date will be credited to retained earnings.

The following table shows dividend payments for the last three years:

Year	Total dividend (in euros)	Total revenue per share		
		Dividend	Tax credit	Total revenue
2000	107,772,698.40	0.80	0.40	1.20
2001	114,508,482.05	0.85	0.43	1.28
2002	131,867,238.90	0.93	0.465	1.395

Shareholders are also invited to approve the Consolidated Financial Statements, which show net income of €328,862,182.56.

The terms as members of the Supervisory Board of Messrs. Eric Bourdais de Charbonnière and François Grappotte, authorized by the June 11, 1999 Annual Shareholders Meeting, are due to expire at the end of the Annual General Meeting. Shareholders are invited to re-elect them for a five-year term.

In addition, we are asking shareholders as in prior years, for an eighteen-month authorization to buy back up to 10% of the Company's capital on the market. The authorization could be used to stabilize the Company's share price, or to acquire shares for remittance in exchange for shares of another company in connection with a stock-for-stock public tender offer or a private transaction, or for allocation on redemption, conversion, exchange or exercise of share equivalents, or for the payment of stock dividends, share purchase options for the benefit of Group and subsidiary management and directors, and lastly, pursuant to the authorization given by the May 16, 2003 Annual Shareholders Meeting, the shares acquired under the authorization could be canceled to enhance the Company's net assets or earnings per share.

Under this authorization, the shares will be able to be purchased, sold, exchanged or transferred at any time, on the market or in over-the-counter transactions or otherwise, by any appropriate method including in the form of block sales, or as the underlying for options or other derivative instruments.

Shareholders are asked to set the maximum purchase price at €60 and the minimum sale price at €30, unchanged from the previous authorization.

During the year, the Managing Partners used the shareholder authorizations to trade in the Company's shares, by selling 1,107,810 shares at an average price of €36.28.

The Franklin Templeton group holds over 5% of the Company's capital and voting rights.

In addition, in line with the reasoned and prudent stock option plan policy conducted in 2002 and 2003, we are asking shareholders as in prior years for an authorization to grant options opening share subscription or purchase rights both current and future, for the benefit of Group French and foreign subsidiary management and directors. Moreover, with respect to share purchase options, this authorization entails waiving their pre-emptive right to subscribe for shares so issued, capped at 2,000,000 shares, or 1.40% of current issued capital.

The call period for both classes will be capped at ten years from the date of allocation.

The subscription or purchase price will have to fall within the authorized bracket as laid down by applicable law at the time of allocation of the options and will under no circumstances fall below the average of the opening prices quoted in the twenty stock exchange trading sessions preceding allocation of the options.

Proposed resolutions

Moreover, with respect to share purchase options, the price will have to be no less than 80% of the average purchase price of the shares held by the Company.

This authorization will replace the authorization granted by the Joint Shareholders Meeting of May 18, 2001, due to expire on July 17, 2004, which served as the basis for three share subscription plans and subsequent attribution of a total of 1,185,800 share subscription options, opening rights to an equal number of shares, out of the 2,300,000 shares authorized. The detail of allocations thus granted in 2002 and 2003 is set out in the notice to the Annual Shareholders Meeting.

To comply with the new law on employee share ownership, we are also required to submit to shareholders proposals to authorize share issues in favor of employees of the Company and the French and foreign subsidiaries of the Group who are members of the employee shareholder plan. The total amount of such issues would not exceed 1% of the Company's current capital stock. However, we do not currently have any plans to carry out such an issue. This authorization would replace the corresponding authorization granted by the Joint Shareholders Meeting of May 16, 2003, with respect to which no issue was made.

In the event of allocation of share subscription options or introduction of employee shareholder plans by way of subscription, the corresponding authorizations entail suppression of the preferential share subscription rights that would be issued as part of these operations.

In this connection, we ask you to delegate to us the authority to determine, within the limits laid down by law and the Shareholders Meeting, the details of implementation of these different plans.

Finally, based on the Supervisory Board's recommendation, and pursuant to the new legal provisions, you will be asked to appoint the Statutory and Substitute Statutory Auditors, replacing the current Auditors, as the terms of their mandates are due to expire at the end of the Meeting. We recommend to the Annual Shareholders Meeting to adopt the corresponding resolutions pursuant to which the Companies of PricewaterhouseCoopers Audit and Corevise would be appointed in their capacity as Statutory Auditors. The appointment of the auditors so proposed to replace Messrs. Dominique PAUL and Stéphane MARIE, respectively partners of PricewaterhouseCoopers Audit and Corevise, is designed to allow for turnover among signatory members within these companies, pursuant to the Financial Security Law of August 1, 2003.

We would like to thank Messrs. Dominique PAUL and Stéphane MARIE for the high standards of quality of their work in fulfilling their mission as Statutory Auditors.

We invite shareholders to approve the resolutions tabled at the meeting, after giving due consideration to the reports of the Auditors and the Supervisory Board.

Clermont-Ferrand, February 20, 2004

E. Michelin

Edouard MICHELIN

René ZINGRAFF

Supervisory Board Report

To the Shareholders

The business and financial performance of the Michelin group in 2003 is presented in the report of the Managing Partners and the accounting and financial documents sent to Shareholders. We have no comments to make on the Auditors' Report on the Financial Statements for the year ended December 31, 2003.

The Group ended the year with net income of €328 million before minority interests and €317 million after minority interests, versus €614 million and €580 million respectively in 2002.

This is the result of external cost increases, especially commodities on the one hand and amortization of goodwill for the acquisition of the Viborg group of distribution companies over a single financial year, on the other hand, pursuant to constant Group policy with respect to acquisition of non-manufacturing businesses.

In spite of these factors, the Group's operational resilience, its ability to generate positive free cash flow after financing of a significantly increased investment program and the professionalism and transparency of its accounting practices, enable Michelin and its shareholders to view the future with confidence.

In these conditions, you will understand that the Supervisory Board approves your Managing Partners' proposal of making for this year the same dividend distribution as in 2003.

Shareholders are invited to re-elect Messrs. François Grappotte and Eric Bourdais de Charbonniere as members of the Supervisory Board, as their terms of office are due to expire.

The terms of the mandates of the Auditors Messrs. Dominique Paul (Partner of PricewaterhouseCoopers Audit) and Stephane Marie (Partner of Corevise) are also coming to an end. After consultation with the audit Committee, the Supervisory Board recommends to the annual Shareholders Meeting to appoint in the capacity of Statutory Auditors, the Companies of PricewaterhouseCoopers Audit and Corevise for a term of six years, with as Substitute Statutory Auditors, respectively, Messrs. Pierre Coll (Partner of PricewaterhouseCoopers Audit) and Jacques Zaks (Partner of Corevise).

We have no comment to make on your Managing Partners' project of seeking your authorization to renew share subscription or purchase options to management members. You will have noted in this connection that your Managing Partners draw up a special report on stock options detailing the plans that were granted during the financial year. Please be informed that attribution of stock options to the Managing Partners was reviewed by our Board.

Pursuant to the new provisions of the financial security law of August 1, 2003, a specific Chairman of the Supervisory Board Report is attached to the Managing Partners' report: this specific report sets forth, on the one hand, the conditions of preparation and organization of Supervisory Board and Committee operations for the financial year ended and on the other hand, the internal audit procedures established by the Company.

The Supervisory Board fulfills its audit mission independently and benefits from transparent, exhaustive and reliable information on the Company, in particular concerning its accounts, financial commitments and the risks inherent in its operations and environment.

On this basis, the Supervisory Board is in a position to confirm its confident outlook for of your Company comforted by a healthy balance sheet.

We therefore support the proposals put before the annual Shareholders' Meeting and recommend that Shareholders adopt the corresponding resolutions.

Clermont-Ferrand, March 15, 2004

Eric Bourdais de Charbonniere
Chairman of the Supervisory Board

Report of the Supervisory Board Chairman

on preparation and organization of Supervisory Board operations on Company internal audit procedures

To the Shareholders

Pursuant to the new legal provisions of the financial security law of August 1, 2003, I hereby present my report, in my capacity as Chairman of the Supervisory Board, on preparatory work and organization of its operations as well as on internal audit procedures set up by the Company.

I - Supervisory board operation support and organization

1 - Supervisory Board function and operation

Pursuant to Company bylaws, the Supervisory Board comprises no less than three members and no more than ten members, elected by the Annual Shareholders Meeting and chosen exclusively from among shareholders who are not general partners.

The Supervisory Board code of conduct provides that the Board comprises a majority of independent members, they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment, which means that the majority of members of the Supervisory Board may not be:
- Current or past employees of CGEM or a CGEM-controlled company within the last five years;
- Directors of a company in which CGEM is directly or indirectly a board member or in which one of CGEM's Directors is a board member;
- An important customer, supplier or banker of CGEM or an entity with which CGEM conducts significant business dealings;
- A near kin of a Managing Partner;
- Current or past auditors of CGEM within the last five years.

The Supervisory Board currently comprises six members, four of whom are independent pursuant to the above criteria.

The bylaws provide that the Board shall meet whenever it deems appropriate to do so. The code of conduct provides for a minimum of four meetings per year, one of which is to carry on its agenda a review of progress of its work as well as a review of its own function and operation; on this occasion the Board is to review in particular the situation of each member with regard to its independence criteria.

The Supervisory Board mission is governed by law and by the bylaws as well as by its code of conduct. This mission covers the following areas:
- Review of Company annual and semi-annual accounts presented by the Managing Partners;
- Assessment of the opportunity and fairness of the Company's management decisions;
- Assessment of proper upholding of shareholder rights.

2 - Board operations in financial year 2003

The Supervisory Board met four times in financial year 2003 with an attendance rate of 96%.

At each one of these meetings, a detailed review of Group earnings was presented to the Board, in particular by way of a quarterly report provided to each member at each meeting.

The Supervisory Board also benefited from presentations by operational heads, to ensure full understanding of Group strategy, operations and prospects.

Such reviews and presentations, supplemented comments by the Managing Partners on implementation of Group strategy enabled the Board to assess the change in Group key variables, to assess progress and create the conditions for a fruitful dialogue with the Managing Partners.

In its February and July meetings, the Supervisory Board reviewed financial communication for the financial year and first half and gave its opinion.

Its members also received a file of information published by the Group, together with important analyst studies as well as key Group environment information and data.

3 - Committee work

The Supervisory Board optimized its operations by setting up an audit Committee in charge of preparing Supervisory Board meetings in the following key areas:

- Review of annual and semi-annual accounts;
- Review and assessment of internal audit and accounting methods used to prepare Company and consolidated accounts;
- Review of financial and liquidity risk and other risk (off-balance sheet commitment, legal disputes, etc.) and assessment of the adequacy of coverage;
- Review of annual Statutory Auditor review and internal audit programs.

To perform its monitoring function, the audit Committee has wide-ranging investigation powers and may order specific reviews.

This Committee comprises four Board members, three of whom are independent; it is chaired by Monsieur François Grappotte, who is an independent Supervisory Board member.

The audit Committee met four times in financial year 2003 with an attendance rate of 94%. On each occasion, it heard reviews prepared by the Group's Finance Director, accountants and internal auditors, and consolidation, insurance and management control officers, as well as the Statutory Auditors.

Finally, the Supervisory Board also performs the functions generally delegated to a remuneration Committee. In this capacity, the Supervisory Board reviewed the variable component of management emoluments pegged to Group performance. It advises the Managing Partners with respect to stock option policy, assesses allocations made to the Managing Partners as well as share volume changes over time attributable to introduction of employee shareholder and stock option plans.

II - Company internal audit procedures

1 - General

This part of my report is based on consultations conducted with a sample of Group managers. These consultations were carried out by a team made up of accounting department, management control and internal audit members and was based on a questionnaire appended to the 1992 COSO (Committee of Sponsoring Organizations of the Treadway Commission) report.

These consultation produced results which are consistent with information collected in a separate initiative by the audit Committee, through, among other channels hearing of the head of internal audit and the Statutory Auditors.

According to COSO, internal auditing is a management process designed to produce reasonable assurance of proper handling of the following:

- Operational processes and management;
- Financial information reliability;
- Respect of applicable laws and regulations.

The limits inherent in this process, and consequently the extent to which their conclusions are reliable, are common to those of any internal audit system and have to do, for example, with the cost/benefit analysis of introducing new audits or the risk that several people could collude to interfere with the audit in process.

2 - General description of the internal audit department

Michelin group is organized around a number of product lines, each with its own scope of operations and marketing, development, production and sales resources.

Product lines are supported by eleven Group Services, handling respectively purchasing, legal, personnel and other functions. At regional level, Group entities in five *"zones géographiques"* (regions): Europe, North America, South America, Asia and

Pacific rim, Africa and Middle-East, ensure coherence and the optimization of synergies. The *Centre de Technologies* (Technology Center) is another entity, in charge of research and development. Two product distribution entities (Euromaster in Europe and Tire Centers Inc. (TCI) in North America) complete this organization.

For each entity, the Group has defined missions and an organization as well as their contribution to important decisions, the measurement of their performance and their interchanges with other entities. Generic mission letters round off, where necessary, the description of functions and responsibilities.

The Group is strongly attached to the values of honesty and ethics. They are highlighted in Michelin's Performance and Responsibility Charter, which has been widely circulated both inside and outside the Group. This Charter sets forth the Group's approach and resources used to apply its values of respect of its customers, its shareholders, its staff, and its environment and for facts in general.

Risk analysis

Group targets are defined by the Managing Partners in areas that, over and above economic performance, include fields in which the Group aims at excellence, such as personnel management, quality, innovation, working conditions and the environment.

These general targets, updated and communicated each year to the different entities in the form of letters of intent, set forth the main guide lines on the basis of which five-year strategic and annual plans are prepared by all entities. These plans comprise an operational and a progress section aimed at enhancing performance and service quality.

The targets are developed with reference to past performance and in-depth analysis of changes in operating conditions.

The assessment of operational risk forms an integral part of the Planning process which provides for an identification of key success factors and a sensitivity grading of the main assumptions used to reach the relevant targets.

In addition, the Internal Audit Group Service conducts a yearly review, as part of its audit plan, of the risks attached to all the processes through consultations with a hundred or so Group managers in the course of the last quarter. The conclusions of this review are presented to the Managing Partners.

Investment and project risk is subject to a proven process which is completed before decisions are taken.

Finally, the Legal Group Service, which covers all Group operational territories, ensures proper compliance with applicable laws and regulations and legal risk control.

The audit process

As part of the Michelin Quality System, the processes that play a role in the added value chain are clearly defined. A number of procedures and instructions lay down every actor's responsibilities as well as the relevant practices and audits.

Moreover internal audits conducted by trained quality auditors and largely based on international standards, are built into the system to ensure conformity with Group quality standards. These are complemented by an external certification process.

Finally, the system provides for regular management reviews to assess the efficacy and efficiency of the arrangement and identify progress areas.

Information

Information generated by management systems is reviewed and submitted to the managers concerned who monitor business though sophisticated charts. Similar management charts are prepared on a monthly basis for the benefit of the Group's Executive Board.

The IT Group Service is in charge of IT and information systems policy. Its procedures, which are integrated into the Group's Quality System, define information access and protection rules, application development, organization as well as separation of functions as between development, industrial organization and production.

Internal audit monitoring

Group managers rely on a number of business monitoring tools designed to help detect possible dysfunctions in their internal audit process. These are complemented by the entities' own reviews carried out by the relevant experts.

Escalation and handling of customer product quality claims and response are subject to very strict procedures.

The Internal Audit Group Service is an independent non-operational body, reporting directly to the Managing Partners. It is made up of a core team in charge of audits worldwide, complemented by teams based in North and South America and several auditors in Asia and Africa. The Internal Audit Group Service makes ad hoc reviews of internal auditing and risk control, in the areas of operations, accounting, IT, industrial plant and operations as well as product quality. Its scope of activities covers all Group processes and entities. Based on observations made in the course of its reviews, it issues recommendations for the benefit of audited entities, who are to follow-up with corrective action plans. Internal Audit staff will monitor implementation of these measures. Regular reports on the result of audit missions and implementation of recommendations are presented at different management levels, to the Managing Partners and, to the audit Committee.

Local external auditors also make recommendations with respect to internal auditing to the Group heads of accounting operations in charge of internal audit implementation in the different countries.

3 - Description of internal audit procedures relating to drawing up and treatment of accounting and financial information

Managing Partners are responsible for the publication of fair and reliable financial and accounting information. In this connection, they rely on input from the accounts departments, consolidation services, management control and financial communication.

Group accounting teams are mainly attached to Geographic Zones, while management controllers are by and large attached to Product Lines.

Company and consolidated accounts are established monthly much in the same way as year-end accounts.

Internal audit procedures required to generate reliable accounts are set up at local level. They include in particular physical inventories (both of tangible assets and inventories), a clear-cut separation of duties and reconciliation with independent sources of information. The Group has taken measures to strengthen these internal audit procedures through formal and standardized reporting.

Group-wide coherence of accounting principles is ensured by a dedicated team in charge of standard evolutions, updating of Group-wide reference accounting documentation and follow up of issues raised by accounting departments at local level. The rules and instructions set forth in this reference documentation are applied using such principles as prudent management.

General accounting data sent by the subsidiaries are audited for coherence and consolidated into Group Financial Statements.

Monthly changes in consolidated statement all analyzed. Differences between target plans and actual figures, draw from management data, are analyzed in detail on a monthly basis by the Group Executive Board and the Product Lines.

The Group Statutory Auditors ensure, as part of the organization of Company annual and consolidated accounts audit operations, that local auditors apply international audit standards. Group consolidated accounts reviews are carried out jointly by the Statutory Auditors and local auditors. This integrated approach takes the form of auditing instructions, drafting and treatment of audit questionnaires, local auditors certification to June 30 and report at December 31, and ad-hoc report, and regular exchanges throughout the year on topical and ongoing issues.

The Group's statutory audit operations are complemented by on-site visits of foreign operations. This gives them an opportunity of meeting their local correspondents and form a clearer view of certain themes which they wish to examine.

Based on its risk review, the internal Audit Group Service recommends to the Managing Partners and carries out each year a number of specific missions in connection with financial and accounting information audits.

Clermont-Ferrand, February 23, 2004

Eric Bourdais de Charbonniere
Chairman of the Supervisory Board

Statutory Auditors' Report on Compagnie Générale des Etablissements Michelin's Supervisory Board Chairman's Report,

with reference to internal audit procedures regading preparation and treatment of accounting and financial information

Translated from the original French language report

To the Shareholders,

In our capacity as Statutory Auditors of Compagnie Générale des Etablissements Michelin, we hereby submit our report on the report presented by the Chairman of the Supervisory Board of your Company pursuant to provisions of Article L. 621-18-3 of *Code Monétaire et Financier.*
Managing Partners are responsible for the definition and implementation of adequate and efficient internal audit procedures. The Chairman of the Supervisory Board sets forth in his report, the conditions in which Supervisory Board operations are prepared and organized as well as the internal audit procedures established by the Company.

We are responsible for expressing our observations on the information and statements set forth in the Chairman's report on the internal audit procedures with respect to preparation and treatment of accounting and financial information.
Pursuant to professional standards applicable in France, we reviewed the internal auditing objectives and general organization together with the internal auditing procedures with respect to preparation and treatment of accounting and financial information presented in the Chairman's report.

On this basis, we have no matters to bring to shareholders' attention on the information and statements with respect to Company internal audit procedures relative to preparation and treatment of accounting and financial information contained in the Chairman of the Supervisory Board's report, drawn up under provisions of Article L. 621-18-3 of *Code Monétaire et Financier*.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors
Members of the Compagnie Régionale de Paris



Financial report

2003

Consolidated Financial Statements

for the year ended December 31, 2003, in euros

Consolidated Balance Sheet
at December 31, 2003

Assets

In thousands of euros

	2003	2002
Issued, uncalled capital	–	–
Fixed assets		
Goodwill	303,595	307,360
Intangible assets	163,184	135,395
Property, plant and equipment	5,663,491	5,772,157
Investments	412,348	456,907
Investments at equity	58,805	58,340
	6,601,423	**6,730,159**
Current assets		
Inventories	2,769,136	2,860,284
Trade receivables	2,984,501	3,145,496
Other receivables, prepaid expenses and accrued income	2,038,187	2,366,111
Cash equivalents	539,488	418,563
Cash	1,234,168	790,505
	9,565,480	**9,580,959**
Total assets	**16,166,903**	**16,311,118**

Liabilities and Stockholders' Equity

In thousands of euros

	2003	2002
Stockholders' equity		
Common stock (1)	286,774	283,585
Paid-in capital in excess of par (1)	1,839,640	1,806,789
Retained earnings (2)	2,200,946	2,238,462
	4,327,360	**4,328,836**
Minority interests	**81,703**	**173,431**
Stockholders' equity including minority interests	**4,409,063**	**4,502,267**
Provisions for contingencies and charges	**3,006,360**	**3,443,844**
Liabilities		
Subordinated debt	500,000	–
Long and short-term debt	4,713,518	5,026,998
Trade payables	1,552,745	1,424,855
Other payables, deferred income and accrued expenses	1,985,217	1,913,154
	8,751,480	**8,365,007**
Total liabilities and stockholders' equity	**16,166,903**	**16,311,118**

(1) Parent company

(2) Including net income for the year — *317,532* (2003), *580,803* (2002)

Consolidated Statement of Income

for the year ended December 31, 2003

In thousands of euros

	2003	2002
Operating revenue		
Net sales	15,369,820	15,645,074
Reversals of allowances	28,208	10,982
Other operating revenues	576,621	455,099
	15,974,649	**16,111,155**
Operating expenses		
Purchases used in production	5,372,669	5,290,864
Payroll costs	4,996,925	5,152,143
Other operating expenses	3,360,310	3,255,493
Taxes other than on income	244,355	231,713
Depreciation and amortization	818,526	891,383
Charges to allowances and provisions	38,792	64,360
	(14,831,577)	**(14,885,956)**
Operating income	**1,143,072**	**1,225,199**
Net interest expense	**(224,887)**	**(260,257)**
Operating income from ordinary activities	**918,185**	**964,942**
Net non-recurring income and expense	**18,679**	**75,209**
Income taxes	(261,435)	(382,455)
Net income of fully-consolidated companies	**675,429**	**657,696**
Income (losses) from companies accounted for by the equity method	(8,750)	(11,570)
Amortization of goodwill	(337,817)	(31,641)
Net income before minority interests	**328,862**	**614,485**
Net income	317,532	580,803
Minority interests	11,330	33,682
Basic earnings per share (in euros)	2.23	4.28
Diluted earnings per share (in euros)	2.23	4.28

Consolidated Statement of Cash Flows

In thousands of euros

	2003	2002
Cash flows from operating activities		
Net income before minority interests	328,862	614,485
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
Depreciation and amortization	1,162,520	943,113
Allowances, provisions and deferred taxes	(87,145)	(256,956)
Net gains on disposals of assets	8,371	(69,130)
Other	(5,240)	(6,109)
Cash flow	1,407,368	1,225,403
Change in inventories	(43,059)	142,632
Change in receivables	14,081	(39,302)
Change in payables	44,420	65,295
Other changes in working capital	119,342	140,346
Net change in working capital	134,784	308,971
Net cash provided by operating activities	**1,542,152**	**1,534,374**
Cash flows from investing activities		
Additions to property, plant and equipment and intangible assets	(1,117,798)	(966,959)
Additions to investments	(305,199)	(219,697)
Total	(1,422,997)	(1,186,656)
Proceeds from disposals of property, plant and equipment and intangible assets	100,586	157,470
Proceeds from disposals of investments	76,333	158,005
Total	176,919	315,475
Net investment for the period	(1,246,078)	(871,181)
Impact of changes in Group structure	14,884	140
Net change in working capital	(11,469)	(26,140)
Net cash (used) by investing activities	**(1,242,663)**	**(897,181)**
Cash flows from financing activities		
Employee stock ownership plan	20,739	27,389
Expenses related to the stock-for-stock offer	(645)	(1,494)
Dividends paid to parent company shareholders	(130,692)	(113,435)
Other dividends paid	(49,669)	(54,216)
Total	(160,267)	(141,756)
Change in long and short-term debt	513,936	(201,533)
Net change in working capital	(46,811)	(5,845)
Net cash (used) provided by financing activities	**306,858**	**(349,134)**
Effect of exchange rate changes on cash and cash equivalents	(41,759)	(18,005)
Change in cash and cash equivalents	**564,588**	**270,054**
Cash and cash equivalents at beginning of period	**1,209,068**	**939,014**
Cash and cash equivalents at the period-end	**1,773,656**	**1,209,068**
Including - Cash	1,234,168	790,505
- Cash equivalents	539,488	418,563

Notes to the Consolidated Financial Statements

at December 31, 2003

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are 100% controlled by Compagnie Générale des Etablissements Michelin under paragraph 1002 of CRC 99-02 mentioned above, are fully consolidated.
- Companies over which *Compagnie Générale des Etablissements Michelin* exercises considerable influence are consolidated by the equity method.
- Pursuant to Article L.233-19 of the French *Code de Commerce,* certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on fund transfers to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. Financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- Balance sheet items are translated at year-end exchange rates.
- Income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

- Either translated into the relevant functional currency for their economic environment.
- Or translated at the year-end rate, after revaluation of non-monetary assets and liabilities based on published local indices.

Differences arising from the translation of opening balance sheet items and year-end rate net income are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The financial statements for the year ended December 31, 2003 have been prepared in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting years and continuity of trading.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

The goodwill amortization period is determined according to constant Group findings:

- Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years.
- Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Amortization may be accelerated following a yearly review of industrial company goodwill inventory value.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Intangible assets consist mainly of purchased or internally-developed software, amortized over three years, and a number of purchased goodwill, amortized in full in the year of acquisition. No research and development costs are recognized under this heading.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

• Buildings	25 years
• Plant and equipment	12 years
• Other	2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at acquisition cost. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases. An impairment charge is recorded when market value is less than the net book value.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value and corresponding depreciation provisions made.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note **k**.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and past service costs, over the present value of defined benefit obligations.
- Deferred taxes: deferred tax assets arising from deductible time differences and tax loss carry-forwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- Post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,

- Deferred taxes: deferred taxes arising from taxable time differences, determined separately for each individual company.
- Reorganization: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturity are netted off and only the net exposure is hedged. Hedging contracts are recognized in the balance sheet at the date of inception.

Profits and losses resulting from currency translations recorded at closing exchange rates are booked in the statement of income.

Premiums and discounts are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions. Premiums paid on options contracts are immediately written in the consolidated statement of income.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

Short term positions are managed at the level of the individual countries.

The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts.

Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables, deferred income and accrued expenses" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at year-end based on the then ruling exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note **13**.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- Temporary differences between the book value of assets and liabilities and their tax basis.
- Tax loss carry-forwards, to the extent that their future utilization is considered probable.

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including reorganization costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income Group share by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

q) List of consolidated companies

	Registered office	Country	% stake
1. Parent company			
• Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France	
2. Fully-consolidated companies			
Manufacturing companies			
• Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.99
• Michelin Roues France	La Chapelle Saint Luc	France	99.99
• Pneu Laurent	Avallon	France	99.99
• Pneumatiques Kléber	Toul	France	99.99
• Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	France	99.99
• Société de Développement Mécanique	Wattignies	France	99.99
• S.O.D.G.	Clermont-Ferrand	France	99.99
• Michelin Algérie SPA	Algiers	Algeria	70.00
• Michelin Kronprinz Werke GmbH	Solingen	Germany	100.00
• Michelin Reifenwerke KGaA	Karlsruhe	Germany	100.00
• Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin North America (Canada) Inc.	Laval	Canada	100.00
• Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	100.00
• Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	70.00
• Industria Colombiana de Llantas S.A.	Cali	Colombia	99.91
• Michelin España Portugal, S.A.	Tres Cantos	Spain	99.65

	Registered office	Country	% stake
• American Synthetic Rubber Company, LLC	Wilmington	United States	100.00
• Michelin Aircraft Tire Corporation	Wilmington	United States	100.00
• Michelin North America, Inc.	New York	United States	100.00
• Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	100.00
• Società per Azioni Michelin Italiana	Turin	Italy	100.00
• Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	100.00
• Industrias Michelin, S.A. de C.V.	Mexico City	Mexico	100.00
• Michelin (Nigeria) Limited	Nigeria	Nigeria	80.00
• Stomil-Olsztyn S.A.	Olsztyn	Poland	99.50
• Michelin Romania Retreading S.R.L.	Bucharest	Romania	100.00
• Silvania S.A.	Zalau	Romania	99.49
• Victoria S.A.	Floresti	Romania	95.55
• Michelin Tyre Public Limited Company	England and Wales	United Kingdom	100.00
• LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Russia	100.00 [(a)]
• Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	100.00
• Michelin Siam Co., Ltd.	Chonburi	Thailand	60.00
• Siam Steel Cord Co., Ltd.	Rayong	Thailand	60.00
• Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	60.00
• Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Thailand	60.00
• Thai Recamic Co., Ltd.	Bangkok	Thailand	60.00
• Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	60.00
Distribution companies			
• Euromaster France	Grenoble	France	86.65
• Michelin Aircraft Tyre	Clermont-Ferrand	France	99.99
• Recamic Services	Clermont-Ferrand	France	100.00
• Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
• Transityre France	Clermont-Ferrand	France	100.00
• Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	100.00
• Laurent Reifen-Vertriebs-GmbH	Homburg	Germany	99.99
• Viborg Gruppen GmbH	Kaiserslautern	Germany	99.96
• Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	100.00
• Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	99.99
• Michelin Australia Pty Ltd	Melbourne	Australia	100.00
• Michelin Belux S.A.	Zellik	Belgium	100.00
• Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	100.00
• Société Moderne du Pneumatique Camerounais	Douala	Cameroon	100.00
• Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	100.00
• Michelin Chile Ltda.	Santiago	Chile	100.00
• Michelin (Shanghai) Trading Co., Ltd.	Shanghai	China	100.00
• Michelin Korea Co., Ltd.	Seoul	South Korea	100.00
• Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	99.90
• Michelin Gummi Compagni A/S	Brøndby	Denmark	100.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (48.83%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

	Registered office	Country	% stake
• Scanrub Holding A/S	Viborg	Denmark	99.90
• Prollantas S.A.	Quito	Ecuador	100.00
• Michelin Rehvide AS	Tallinn	Estonia	100.00
• Michelin Retread Technologies, Inc.	Wilmington	United States	100.00
• Tire Centers, LLC	Wilmington	United States	100.00
• Oy Suomen Michelin Ab	Espoo	Finland	100.00
• Elastika Michelin A.E.	Halandri	Greece	100.00
• Michelin Asia (Hong Kong) Limited	Hong Kong	Hong Kong	100.00
• Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.98
• Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	100.00
• Michelin India Private Limited	New Delhi	India	100.00
• Michelin Riepas SIA	Riga	Latvia	100.00
• UAB Michelin Padangos	Vilnius	Lithuania	100.00
• Michelin Malaysia Sdn. Bhd.	Malaysia	Malaysia	100.00
• Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
• Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.28
• Norsk Michelin Gummi AS	Lørenskog	Norway	100.00
• M. Michelin & Company Limited	New Zealand	New Zealand	100.00
• Eurodrive Services and Distribution N.V.	Amsterdam	Netherlands	99.90
• Michelin Nederland N.V.	Drunen	Netherlands	100.00
• Transityre B.V.	Breda	Netherlands	100.00
• Michelin del Perú S.A.	Lima	Peru	100.00
• Michelin Polska Sp. z o.o.	Warsaw	Poland	100.00
• Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	100.00
• Michelin Ceská republika s.r.o.	Prague	Czech Republic	100.00
• Michelin Romania S.A.	Bucharest	Romania	100.00 [(a)]
• Associated Tyre Specialists Limited	England and Wales	United Kingdom	99.90
• Michelin Lifestyle Limited	England and Wales	United Kingdom	100.00
• Michelin Tyres Russian General Agency ZAO	Moscow	Russia	100.00
• Société Commerciale Michelin Sénégal (SCMS)	Dakar	Senegal	100.00
• Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	100.00
• Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	100.00
• Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	100.00
• Michelin Nordic AB	Stockholm	Sweden	100.00
• Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	100.00
• Michelin Chun Shin Ltd.	Taipei	Taiwan	97.97
• Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	100.00
• Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	60.00
• Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	100.00
• Michelin Venezuela, S.A.	Valencia	Venezuela	100.00
• Miscellaneous distribution companies in Europe and other regions.			
Finance companies and other			
• MCSyncro France	Onnaing	France	50.00
• Michelin Développement	Clermont-Ferrand	France	100.00
• Michelin Middle East	Clermont-Ferrand	France	70.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (48.83%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

	Registered office	Country	% stake
• Participation et Développement Industriels - PARDEVI	Clermont-Ferrand	France	100.00
• Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.99
• Société Civile Immobilière Michelin Breteuil	Paris	France	99.99
• Société de Collecte et de Valorisation de Pneumatiques Usagés – C.V.P.U.	Clermont-Ferrand	France	99.99
• Société de Montage de Pneumatiques	Guichen	France	99.99
• Société de Technologie Michelin	Clermont-Ferrand	France	100.00
• Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.99
• Spika	Clermont-Ferrand	France	100.00
• ViaMichelin	Boulogne-Billancourt	France	100.00
• MC Syncro Supply GmbH	Hannover	Germany	50.00
• Radsystem GmbH	Zwickau	Germany	50.00
• ViaMichelin Deutschland GmbH	Griesheim	Germany	100.00
• Euro-Fitting Management N.V.	Desteldonk	Belgium	49.95
• MCSyncro N.V.	Gent	Belgium	49.95
• Publicité Internationale Intermedia S.A.	Brussels	Belgium	50.03
• Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	100.00
• Michelin Investment Holding Company Limited	Bermuda	Bermuda	100.00
• Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	100.00
• Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin Canada, Inc.	Halifax	Canada	100.00
• Michelin (China) Investment Co., Ltd.	Shanghai	China	100.00
• Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	100.00
• Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	99.65
• Ensamblaje y Logística de Conjuntos, S.A.	Figueruelas	Spain	50.00
• MCSyncro Vigo, S.A.	Vigo	Spain	50.00
• ViaMichelin España, S.L.	Tres Cantos	Spain	100.00
• AmFIT, LLC	Wilmington	United States	100.00
• CR Funding Corporation	Wilmington	United States	100.00
• Michelin Americas Research & Development Corporation	Wilmington	United States	100.00
• Michelin Corporation	New York	United States	100.00
• Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Hong Kong	100.00
• Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Hong Kong	100.00
• Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Hong Kong	100.00
• Mireis Limited	Dublin	Ireland	100.00
• Miripro Insurance Company Limited	Dublin	Ireland	100.00
• Oboken Limited	Dublin	Ireland	100.00
• Tayar Receivables Company	Dublin	Ireland	0.13
• SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
• ViaMichelin Italia S.r.l.	Milan	Italy	100.00
• Michelin Research Asia Co., Ltd.	Tokyo	Japan	100.00
• Michelin Luxembourg SCS	Luxembourg	Luxembourg	100.00
• Michelin Mexico Holding, S.A. de C.V.	Mexico City	Mexico	100.00
• Araromi Rubber Estates Limited	Nigeria	Nigeria	56.39

	Registered office	Country	% stake
• Michelin Development Company Limited	Nigeria	Nigeria	100.00
• Osse River Rubber Estates Limited	Nigeria	Nigeria	69.80
• Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.80
• Waterside Rubber Estates Limited	Nigeria	Nigeria	80.00
• Fitlog B.V.	's-Hertogenbosch	Netherlands	100.00
• MC Projects B.V.	Amsterdam	Netherlands	50.00
• Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
• Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
• Michelin Purchasing B.V.	Amsterdam	Netherlands	100.00
• Michelin Europe (EEIG)	England and Wales	United Kingdom	99.94
• Michelin Services Ltd	England and Wales	United Kingdom	100.00
• ViaMichelin UK Limited	England and Wales	United Kingdom	100.00
• Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	100.00
• Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	100.00
• MCSyncro Bratislava, s.r.o.	Bratislava	Slovak Republic	50.00
• Hjulsystem MCP AB	Kungälv	Sweden	50.00
• Compagnie Financière Michelin	Granges-Paccot	Switzerland	100.00
• Presta-Service Michelin S.A.	Granges-Paccot	Switzerland	100.00
• Michelin Participations S.A.	Granges-Paccot	Switzerland	99.91
• Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	100.00
• Sesapro S.A.	Granges-Paccot	Switzerland	100.00
• M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.50
• Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	100.00
• Michelin Siam Group Co., Ltd.	Bangkok	Thailand	60.00

3. Companies accounted for by the equity method

• ALIAPUR	Lyon	France	28.57
• Innovations in Safety Systems	Drancy	France	50.00
• RubberNetwork.com, LLC	Wilmington	United States	27.75
• Michelin Tire Chiba HBKK	Chiba	Japan	37.50
• Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
• Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
• Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
• TIGAR MH, d.o.o., Pirot	Pirot	Serbia-Montenegro	25.00
• Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	Netherlands	50.00
• Woco Michelin AVS B.V.	Amsterdam	Netherlands	49.00
• Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00
• Tekersan Jant Sanayi A.S.	Istanbul	Turkey	20.10

4. Non-consolidated companies

• Pursuant to Article L.223-19 of the French *Code de Commerce* various companies that are not material in relation to the Group as a whole have not been consolidated under governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967, concerning the consolidated financial statements of trading companies.

Acquisitions and partnership agreements entered into in 2003

1. Viborg

On March 31, 2003, after approval of the European Competition Authorities dated March 7, 2003, Michelin group acquired Viborg group.

The latter Group was essentially focused on tire distribution through a network of 465 sales points, mainly in Germany and Denmark.

Since acquisition, the companies purchased recorded turnover of €386.2 million and an operating loss of €14.7 million.

In line with Group announcements upon publication of earnings on June 30, 2003, goodwill in an amount of €306.5 million is fully amortized in 2003, according to constant policy developed by the Group in connection with acquisition of non manufacturing businesses.

Thorough due diligence undertaken by Michelin group since April 1, 2003, aimed, in particular, at determining, pursuant to the relevant agreements:

- Sums to be paid by seller under the net asset guarantee.
- The amount of receivables held by seller on Viborg companies and transferred by the latter to Michelin group to refund moneys granted by Michelin group to seller.

Owing to failure to reach an agreement on the findings of said due diligence, Michelin group filed arbitration proceedings against seller on December 4, 2003.

Under its arbitration claim, Michelin group:

- Rejected the net asset worth claimed by seller, and therefore rejected the €37 million balance payment requested by seller as balance due under the acquisition on grounds of compensation with sums due by seller under the asset net guarantee, and Michelin further claimed compensation payments in respect of damages.
- Sued for reimbursement in an amount of €87.7 million corresponding to the difference between funds lent by Michelin group to seller and trade receivables held by seller on Viborg companies and transferred by it to Michelin group.

At this stage of proceedings:

- The scale of differences between guaranteed net assets and net asset calculated pursuant to the due diligence process led Michelin group to exclude the balance of the purchase price for the purposes of determining goodwill.
- Parties disagree over the amount of debt burden of the acquired companies used to calculate net asset and amortized goodwill. Michelin group claims this to be in an amount of €40.2 million and seller disagrees.

2. Hankook

In South Korea, the Group concluded in January 2003 a partnership agreement in respect of production and distribution of Passenger Car-Light Truck tires with Hankook Tire Co. Ltd, No. 2 Korean manufacturer and world No.11.

This agreement entitles Michelin group to purchase up to 10% of Hankook Tire Co. Ltd equity. At end December 2003, the Group held a 2.48% stake in the manufacturer, for a total value in the balance sheet of €18.4 million.

3. EnTire Solutions LLC

EnTire Solutions LLC is a joint venture set up with TRW Automotive in the area of pressure monitoring systems for passenger cars and light trucks.

At December 31, 2003, Group investment amounts to €0.6 million.

4. Apollo

On 17 November 2003, Michelin and Apollo Tyres Ltd signed a partnership agreement for the Indian market. The two partners set up a new company - Michelin Apollo Tyres Private Limited – to manufacture and sell radial Truck and Bus tires for the Indian market, as well as market and sell all tire types. The agreement also provides for Michelin's technical assistance to Apollo Tyres Ltd for production of Passenger Car-Light Truck Apollo tires matching international standards.

Michelin will hold a 51% stake and Apollo Tyres Ltd a 49% stake in the new Michelin Apollo Tyres Private Limited company. Both partners table on a USD 70 million investment over the next four years. Moreover, as part of wider cooperation between the manufacturers, Michelin will take a 14.9% stake in Apollo Tyres Ltd.

Set up of Michelin Apollo Tyres Private Limited and acquisition of a stake in Apollo Tyres Ltd by Michelin group are subject to prior approval by the Indian government.

Notes to the Consolidated Balance Sheet

The Consolidated Financial Statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with Consolidated Financial Statements.

1. Goodwill

Goodwill can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2002	590,327	(270,919)	319,408
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	–
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	**569,140**	**(261,780)**	**307,360**
Acquisition of Viborg group	306,549	(306,549)	–
Other increases	55,352	(29,373)	25,979
Decreases	(1,395)	1,395	–
Translation adjustments and other	(69,039)	39,295	(29,744)
Goodwill at December 31, 2003	**860,607**	**(557,012)**	**303,595**

The other increases concern, for the most part, buy out of nearly 100% of minority shares in Stomil-Olsztyn S.A. in Poland.

2. Intangible assets

Intangible assets can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2002	450,934	(336,195)	114,739
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets at December 31, 2002	**489,477**	**(354,082)**	**135,395**
Increases	91,990	(52,389)	39,601
Decreases	(27,357)	20,463	(6,894)
Translation adjustments and other	(7,353)	2,435	(4,918)
Intangible assets at December 31, 2003	**546,757**	**(383,573)**	**163,184**

The main movements in 2003 concern software.

The breakdown by category is as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Software	472,610	(312,753)	159,857
Other intangible assets	74,147	(70,820)	3,327
Total	**546,757**	**(383,573)**	**163,184**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2002	15,845,120	(9,435,269)	6,409,851
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,438,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002	**14,626,442**	**(8,854,285)**	**5,772,157**
Increases	1,025,808	(776,589)	249,219
Change in Group structure	214,688	(101,971)	112,717
Decreases	(690,962)	606,560	(84,402)
Translation adjustments and other	(903,640)	517,440	(386,200)
Property, plant and equipment at December 31, 2003 (1)	**14,272,336**	**(8,608,845)**	**5,663,491**

Capital expenditure for the year ended December 31, 2003 amounted to €1,025,808 thousand.

The breakdown by category is as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Land and buildings	3,333,849	(1,650,103)	1,683,746
Plant and equipment	8,931,269	(5,531,665)	3,399,604
Other	2,007,218	(1,427,077)	580,141
Total	**14,272,336**	**(8,608,845)**	**5,663,491**

In thousands of euros

	Cost	Amortization and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2003	*281,611*	*(69,965)*	*211,646*

4. Investments

Investments can be analyzed as follows:

In thousands of euros

	Cost	Allowances	Net book value
Investments at January 1, 2002	611,243	(195,682)	415,561
Movements for the period	67,058	(6,134)	60,924
Translation adjustments and other	(30,049)	10,471	(19,578)
Investments at December 31, 2002	**648,252**	**(191,345)**	**456,907**
Eliminations in connection with Viborg group consolidation	(136,098)	–	(136,098)
Other movements for the period	115,253	(12,767)	102,486
Translation adjustments and other	(22,625)	11,678	(10,947)
Investments at December 31, 2003	**604,782**	**(192,434)**	**412,348**

The breakdown by category is as follows:

In thousands of euros

	Net book value
Investments in non-consolidated companies and other equity securities	76,590 (1)
Long-term loans and advances and other investments	335,758
Total	**412,348**

(1) including 2,826,000 Peugeot S.A. shares:
- book value 20,801
- market value 114,170

including 3,730,980 Hankook Tyre Co. Ltd shares:
- book value 18,426
- market value 22,394

5. Investments at equity

In thousands of euros

Company	Value at equity at Jan. 1, 2002	Movement for the year 2002	Value at equity at Dec. 31, 2002	Movement for the year 2003	Value at equity at Dec. 31, 2003
Woco Michelin AVS B.V.	61,012	(5,478)	55,534	(2,108)	53,426
Compagnie Générale des Transports Verney	10,541	(10,541)	–	–	–
Tigar MH, d.o.o.	–	–	–	8,509	8,509
RubberNetwork.com, LLC	646	(267)	379	(5,561)	(5,182)
Other companies	5,377	(2,950)	2,427	(375)	2,052
Total	**77,576**	**(19,236)**	**58,340**	**465**	**58,805**
including:					
Equity in net income (loss)		(11,570)		(8,750)	

6. Inventories

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Raw materials, semi-finished products and other supplies	885,222	961,858
Finished products	1,981,092	1,990,895
Allowances	(97,178)	(92,469)
Net book value	**2,769,136**	**2,860,284**

7. Trade receivables

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Trade receivables	3,110,766	3,261,483
Allowances	(126,265)	(115,987)
Net book value	**2,984,501**	**3,145,496**

Substantially all trade receivables are due within one year.

Transfer of trade receivables

The Group implemented a trade receivables transfer program allowing maximum external financing:

- a U.S.$500 million until 2005 for North-American operations,
- a €720 million until 2007 for European operations.

The trade receivables transferred and financing received by the consolidated companies (including the relevant *ad hoc* entities) are still accounted for under Group assets and liabilities.

At December 31, 2003, this amounted to €849.6 million.

Non-Group financing amounts to €789.0 million. The subordinated tranche, repurchased by the Group, amounts to €212.0 million with respect to which a €1.8 million provision was made.

8. Other receivables, prepaid expenses and accrued income

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Other receivables, net *(1)*	549,105	591,679
Excess of pension plan assets over the related benefit obligations (note **13**)	489,689	562,644
Deferred tax assets (note **m**)	912,973	1,128,576
Other accruals	86,420	83,212
Total	**2,038,187**	**2,366,111**

(1) including amounts due beyond one year.

9. Cash equivalents

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Compagnie Générale des Etablissements Michelin shares	4,861	44,183
Less allowances for impairment in value	–	(2 674)
Other listed investments, net	486	611
Other cash equivalents, net	534,141	376,443
Total	**539,488**	**418,563**

- As of December 31, 2003, Compagnie Générale des Etablissements Michelin held 155,392 of its own shares with a market value of €5,653 thousand. During 2003, the number of own shares held by the Company decreased by 1,107,810.
- As of December 31, 2003, the market value of other listed investments was €687 thousand. The other securities are mostly monetary instruments.
- The other cash equivalents are mostly monetary instruments.

10. Changes in stockholders' equity and minority interests

In thousands of euros

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**
Capital increase	11,569	158,107				169,676	–	169,676
Employee stock ownership plan	2,584	39,206	(14,401)			27,389	–	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	–	–	–
Net income for the year					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	**283,585**	**1,806,789**	**2,538,160**	**(880,501)**	**580,803**	**4,328,836**	**173,431**	**4,502,267**
Capital increase	380	4,598				4,978	–	4,978
Employee stock ownership plan	2,809	28,253	(10,323)			20,739	–	20,739
Dividends paid					(169,834)	(169,834)	(10,527)	(180,361)
Appropriation of undistributed income			398,816	12,153	(410,969)	–	–	–
Net income for the year					317,532	317,532	11,330	328,862
Translation adjustment and other			(11,590)	(163,301)		(174,891)	(92,531)	(267,422)
At Dec. 31, 2003	**286,774**	**1,839,640**	**2,915,063**	**(1,031,649)**	**317,532**	**4,327,360**	**81,703**	**4,409,063**

11. Provisions for contingencies and charges

In thousands of euros

	Dec. 31, 2002	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2003
Post-retirement and other employee benefit obligations (1)	2,776,498	(178,123)	259,715	(242,691)	(322,778)	2,292,621
Deferred taxes	50,497	701	2,761	(12,428)	–	41,531
Restructuring (2)	420,236	(3,830)	134,147	(128,880)	–	421,673
Other	196,613	(7,199)	101,465	(40,344)	–	250,535
Total	**3,443,844**	**(188,451)**	**498,088**	**(424,343)**	**(322,778)**	**3,006,360**

Impact (net of incurred expenses)

In thousands of euros

Operating income	298,220	–
Interest income and expense	4,312	–
Net non-recurring income and expense	192,795	(322,778) (3)
Income tax	2,761	–
Total	**498,088**	**(322,778)**

(1) Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note **13**.

(2) Restructuring provisions

The financial year's provision (€134.1 million) is mainly in connection with the industrial reorganization plan announced and introduced in Spain in 2003.

(3) Exceptional provision reversals

The reversal for the year (€322.7 million) is mainly in connection with the "Total Rewards" program in the United States, referred to in the highlights of note **13**: Post-retirement and other employee benefit obligations.

12. Income taxes

Income taxes reported in the income statement can be analyzed as follows: **In thousands of euros**

	Dec. 31, 2003	Dec. 31, 2002
Current taxes	143,540	246,289
Deferred taxes	99,627	114,044
Sub-total	**243,167**	**360,333**
Withholding taxes	18,268	22,122
Total	**261,435**	**382,455**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge: **In thousands of euros**

	Dec. 31, 2003	Dec. 31, 2002
Tax, excluding withholding taxes, on the contribution of Group companies to consolidated income, at standard local tax rates	299,095	379,324
Effect of permanent differences	7,578	44,476
Effect of unrecognized deferred taxes	(47,590)	(45,540)
Effect of changes in tax rates	2,800	1,065
Other effects	(18,716)	(18,992)
Income taxes reported in the income statement, excluding withholding taxes	**243,167**	**360,333**

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Total unrecognized deferred tax assets	**308,217**	**472,128**

Deferred tax assets and liabilities break down as follows by category: **In thousands of euros**

	Dec. 31, 2003	Dec. 31, 2002
Deferred tax assets	912,973	1,128,576
Deferred tax liabilities	(41,531)	(50,497)
Net obligation	**871,442**	**1,078,079**
Breakdown:		
- time differences	646,974	817,403
- tax loss carryforwards	221,837	274,049
- tax credits	2,631	(13,373)

13. Post-retirement and other employee benefit obligations

Highlight of 2003: "Total Rewards" program in the United States

In 2003, Michelin United States took a series of measures to reduce employment and post-retirement obligations in favor of both active and existing retired personnel. The reorganization of healthcare cover plans will cap Group long-term obligations in connection with both active and retired employees.

The exceptional gain of €281.9 million recognized in 2003 stems essentially from introduction and implementation of ceilings for all employees concerning future reimbursements – and a reallocation of medical costs between current retirees and Michelin.

These reorganization measures will have a durable effect, extending beyond the gain recorded in 2003, first and foremost owing to termination of the healthcare reimbursement scheme for some employees hired from January 2004 but also owing to the decision which was made to switch from a "defined benefits pension plan" to a "defined contribution pension plan". Although a small portion only of savings made in 2003 stems from this change, it will have a significant positive long-term effect on controlling Group future obligations. All employees hired from January 2004 will take part in the defined contribution pension plan. Part of the active employees will have the option of switching to the new defined contribution plan.

13.1. Current Plans

In some countries where the Group operates, employees are entitled to certain short-term benefits (such as vacation pay and annual bonuses), long-term pre-retirement benefits (seniority awards) and long-term post-retirement benefits (retirement bonuses, pension benefits and coverage of health care costs).

Short-term benefit obligations are recognized as a liability (accrued expense) in the balance sheets of the Group companies concerned. Other benefit obligations are funded or provided for as follows:

a) **Under defined contribution plans,** fixed contributions are made to an external fund which pays the benefits. The company has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all benefits due to employees. For the Michelin group, this generally concerns countries where there are government-sponsored pay-as-you-go retirement schemes in place, such as in France. In some countries, specific defined contribution plans have been set up for Group employees (such as in Poland, Switzerland and the United States).

b) **Under defined benefit plans,** the company has a legal or constructive obligation towards its employees. Obligations under these plans can be:

- **Either funded over employees' years of service by contributions** to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.
- **Or unfunded and paid directly by the company** to eligible employees on the vesting date.

For the Michelin group, this primarily concerns:

- U.S., U.K. and Canadian pension plans.
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the U.S. and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:
  - service cost, corresponding to the value of benefits attributed to services rendered by employees during the year;
  - interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time;
  - benefit payments.
- Non-recurring factors:
  - changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels);
  - changes in benefit formula.

Some countries have introduced legislation authorizing or stipulating that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and administering the amounts received. In this case, the employer nevertheless continues to have a legal and constructive obligation towards its employees. The way in which the funds are run and their related investment procedures differ according to the country and, in some cases, from one fund to another.

The value of plan assets held in external funds can also vary, depending on:

- The level of contributions received from the employer and employees;
- The level of benefits paid to eligible employees;
- The return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

13.2. Actuarial assumptions

To calculate the projected benefit obligation, actuaries use a number of long-term assumptions provided by the company (including inflation rate, rate of salary increases and discount rate). These assumptions are reviewed annually.

Assumptions used at December 31, 2003	North America	Europe	Other (3)
Rate of salary increases (1)	3.25% to 3.50%	3.00% to 4.00%	2.59% to 10.00%
Discount rate	6.25% to 6.50%	5.50% to 5.75%	2.00% to 11.00%
Average remaining service lives	13.8 years	13.9 years	18.5 years
Expected return on plan assets	8.00% to 8.50%	4.75% to 6.75%	2.00% to 9.20%
Actual return on plan assets for the year ended December 31, 2003 (2)	12.90% to 13.90%	2.00% to 8.30%	insignificant

Assumptions used at December 31, 2002	North America	Europe	Other
Rate of salary increases (1)	3.75% to 3.90%	3.00% to 3.75%	1.90% to 10.00%
Discount rate	6.75% to 6.90%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 18 years	11 to 18 years	17 to 20 years
Expected return on plan assets	8.00% to 8.50%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2002 (2)	(3.50%)	(12.63%)	(5.50%)

1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

2) As of the measurement date.

3) Brazil, Japan and Nigeria.

13.3 Summary of the financial situation of defined benefit plans as at December 31, 2003

In thousands of euros

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2003	Total 2002
Projected benefit obligation	4,527,324	68	4,527,392	4,498,841
Fair value of plan assets	(3,761,919)	(41)	(3,761,960)	(3,815,298)
Funded status	765,405	27	765,432	683,543
Unfunded projected benefit obligation	485,695	2,022,407	2,508,102	2,870,039
Prior service cost	2,277	137,494	139,771	22,712
Unrecognized actuarial gains and losses	(1,117,071)	(493,302)	(1,610,373)	(1,362,440)
Net amount recognized	136,306	1,666,626	1,802,932	2,213,854
Amounts recognized in balance sheet:				
Prepaid benefit cost			(489,689)	(562,644)
Accrued benefit cost			2,292,621	2,776,498

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

Where actuarial spreads are in excess of 10% of the highest of the PBO and the amount of assets under management, the portion beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' remaining active life.

At December 31, 2003, actuarial losses amounted to €1,610 million.

13.4 Change in the financial situation of defined benefit plans

In thousands of euros

Defined benefit pension plan Other defined benefit plans (including medical care)		Pensions	Other benefit plans	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003		4,923,981	2,444,899	7,368,880
Exchange rate variations		(453,401)	(270,736)	(724,137)
Variation in scope of consolidation		21,075	2,305	23,380
Current service cost		97,108	46,972	144,080
Interest cost		278,406	136,244	414,650
Plan reorganization cost recognized in the year		12,553	(286,860)	(274,307)
Benefits paid		(220,245)	(207,155)	(427,400)
Other items		(6,255)	11,168	4,913
(-)Unrecognized actuarial gain/loss generated during the year		359,656	267,015	626,671
Unrecognized plan reorganization costs		141	(121,377)	(121,236)
At Dec. 31, 2003	**A**	**5,013,019**	**2,022,475**	**7,035,494**
Fair value of plan assets				
Opening balance at Jan. 01, 2003		3,809,036	6,262	3,815,298
Exchange rate variations		(398,705)	(472)	(399,177)
Expected return on plan assets		258,448	92	258,540
Contributions		133,335	424	133,759
Administration costs		(3,060)	–	(3,060)
Benefits paid		(203,355)	(6,250)	(209,605)
Unrecognized actuarial gain/(-)loss generated during the year		166,220	(15)	166,205
At Dec. 31, 2003	**B**	**3,761,919**	**41**	**3,761,960**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at Jan. 01, 2003		1,083,427	256,301	1,339,728
Exchange rate variations		(118,227)	(42,073)	(160,300)
Amortization of unrecognized actuarial differences		(43,278)	(7,230)	(50,508)
Amortization of unrecognized plan reorganization costs		(347)	3,069	2,722
Unrecognized actuarial differences generated during the year		193,379	267,030	460,409
Unrecognized plan reorganization costs generated during the year		(160)	(121,289)	(121,449)
At Dec. 31, 2003	**C**	**1,114,794**	**355,808**	**1,470,602**
Net liability in balance sheet				
At Dec. 31, 2003	**D=A-B-C**	**136,306**	**1,666,626**	**1,802,932**

13.4.1 Regional breakdown of the financial situation of pension plans

In thousands of euros

		Defined Benefit pension plans		
	North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003	2,519,976	2,372,523	31,482	4,923,981
Exchange rate variations	(331,596)	(121,680)	(125)	(453,401)
Variation in scope of consolidation	–	21,075	–	21,075
Current service cost	51,321	44,925	862	97,108
Interest cost	150,148	127,423	835	278,406
Plan reorganization cost recognized in the year	13,702	–	(1,149)	12,553
Benefits paid during the year	(123,364)	(95,476)	(1,405)	(220,245)
Other items	(4,500)	1,111	(2,866)	(6,255)
(-)Unrecognized actuarial gain/loss generated during the year	209,050	151,753	(1,147)	359,656
Unrecognized plan reorganization costs	141	–	–	141
At Dec. 31, 2003 A	**2,484,878**	**2,501,654**	**26,487**	**5,013,019**
Fair value of plan assets				
Opening balance at Jan. 01, 2003	2,295,069	1,508,695	5,272	3,809,036
Exchange rate variations	(299,871)	(98,864)	30	(398,705)
Expected return on plan assets	165,889	92,119	440	258,448
Contributions	83,236	49,478	621	133,335
Administration costs	–	(3,060)	–	(3,060)
Benefits paid	(123,316)	(78,908)	(1,131)	(203,355)
Unrecognized actuarial gain/(-)loss generated during the year	103,945	60,862	1,413	166,220
At Dec. 31, 2003 B	**2,224,952**	**1,530,322**	**6,645**	**3,761,919**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at Jan. 01, 2003	630,523	450,793	2,111	1,083,427
Exchange rate variations	(83,694)	(34,447)	(86)	(118,227)
Amortization of unrecognized actuarial differences	(24,166)	(19,067)	(45)	(43,278)
Amortization of unrecognized plan reorganization costs	(19)	(328)	–	(347)
Unrecognized actuarial differences generated during the year	105,045	90,893	(2,559)	193,379
Unrecognized plan reorganization costs generated during the year	(160)	–	–	(160)
At Dec. 31, 2003 C	**627,529**	**487,844**	**(579)**	**1,114,794**
Net liability in balance sheet				
At Dec. 31, 2003 D=A-B-C	**(367,603)**	**483,488**	**20,421**	**136,306**

13.4.2 Regional breakdown of the financial situation of other defined benefits plans

In thousands of euros

	Other defined benefit plans (including medical care) North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003	1,720,358	572,499	152,042	2,444,899
Exchange rate variations	(262,128)	(249)	(8,359)	(270,736)
Variation in scope of consolidation	–	216	2,089	2,305
Current service cost	25,555	27,812	(6,395)	46,972
Interest cost	97,017	32,174	7,053	136,244
Plan reorganization cost recognized in the year	(277,549)	(2,523)	(6,788)	(286,860)
Benefits paid during the year	(104,997)	(52,041)	(50,117)	(207,155)
Other items	(221)	837	10,552	11,168
(-)Unrecognized actuarial gain/loss generated during the year	282,982	(15,345)	(622)	267,015
Unrecognized plan reorganization costs	(121,377)	–	–	(121,377)
At Dec. 31, 2003 A	**1,359,640**	**563,380**	**99,455**	**2,022,475**
Fair value of plan assets				
Opening balance at Jan. 01, 2003	–	–	6,262	6,262
Exchange rate variations	–	–	(472)	(472)
Expected return on plan assets	–	–	92	92
Contributions	–	45	379	424
Administration costs	–	–	–	–
Benefits paid	–	(3)	(6,247)	(6,250)
Unrecognized actuarial gain/(-)loss generated during the year	–	–	(15)	(15)
At Dec. 31, 2003 B	**–**	**42**	**(1)**	**41**
Unrecognized actuarial gains/losses				
Opening balance at Jan. 01, 2003	292,634	(39,019)	2,686	256,301
Exchange rate variations	(41,617)	70	(526)	(42,073)
Amortization of unrecognized net actuarial differences	(9,383)	2,205	(52)	(7,230)
Amortization of unrecognized plan reorganization costs	2,333	736	–	3,069
Unrecognized actuarial differences generated during the year	282,981	(15,344)	(607)	267,030
Unrecognized plan reorganization costs generated during the year	(121,289)	–	–	(121,289)
At Dec. 31, 2003 C	**405,659**	**(51,352)**	**1,501**	**355,808**
Net liability in balance sheet				
At Dec. 31, 2003 D=A-B-C	**953,981**	**614,690**	**97,955**	**1,666,626**

13.5 Changes in Financial Statements

13.5.1 Balance Sheet

In thousands of euros

	Defined Benefit pension plans	Other Defined Benefit pension plans (including medical care)	Total 2003	Total 2002
At January 1, 2003	32,846	2,181,008	2,213,854	2,637,664
Exchange rate variations	61,216	(227,842)	(166,626)	(225,108)
Charges recognized for the year	153,857	193,583	347,440	319,770
Contributions paid to fund managers	(128,457)	(45)	(128,502)	(325,235)
Benefits directly paid to beneficiaries	(16,665)	(192,948)	(209,613)	(179,717)
Variation of scope of consolidation	19,170	4,180	23,350	–
Benefit plan changes recorded as exceptional gain	14,339	(291,310)	(276,971)	(13,520)
At December 31, 2003	**136,306**	**1,666,626**	**1,802,932**	**2,213,854**

Annual charges are determined by independent actuaries at the start of the financial year, as follows:

- charges corresponding to acquisition of an additional year of rights ("Cost of services rendered during the financial year"),
- charge corresponding to annual discount ("Financial cost"),
- income from estimated return on assets ("Expected return from plan assets"),
- gain/loss from changes in plan services ("Cost of passed services"),
- gain/loss from any reduction or liquidation of plan.

13.5.2 Consolidated Statement of Income

In 2003, net charges recorded in the Consolidated Statement of Income amounted to €61 million, breaking down as follows (based on the average rate for the period):

In thousands of euros

Net charges recorded in the Consolidated Statement of Income	2003	2002
Cost of service	178,130	217,636
Interest Costs	440,462	484,982
Expected asset return	(275,474)	(345,456)
Actuarial gain/loss generated in the year	53,970	22,434
Cost of past services	(2,269)	(11,725)
Effect of reductions or liquidations of benefit plans	(27,032)	(13,723)
Sub-total recorded under payroll costs	367,787	354,148
Plan changes recognized as exceptional gain	(306,570)	(13,520)
Total	**61,217**	**340,628**

13.6 Share Option Plans

Share Option Plan situation as at December 31, 2003:

Date			Number of options				Call price
Allocation	Call	Expiry	Allocated	Called	Cancelled	Balance	in euros
May 2002	May 2006	May 2011	716,600	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	0	226,200	34.00
			1,185,800	**0**	**13,800**	**1,172,000**	

14. Subordinated debt and other long and short-term debt

In thousands of euros

	At Dec. 31, 2003	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2002
Subordinated debt	500,000	–	–	500,000	–
Other long and short-term debt:					
- Convertible bonds	9	9	–	–	10
- Other bonds	1,890,161	85,263	304,898	1,500,000	1,889,230
- Trade receivable securitizations	788,976	550,348	238,628	–	905,530
- Lease purchases	257,286	50,375	150,186	56,725	269,102
- Other long and short-term debt	1,777,086	1,287,500	475,561	14,025	1,963,126
Subtotal, other long and short-term debt	**4,713,518**	**1,973,495**	**1,169,273**	**1,570,750**	**5,026,998**
Total	**5,213,518**	**1,973,495**	**1,169,273**	**2,070,750**	**5,026,998**

Debt secured by collateral at December 31, 2003
excluding lease purchases and trade receivable securitizations: 117,055

Subordinated debt

On December 3, 2003, the Group made a 30-year €500 million last-ranking subordinated issue (TSDR – *Titres Subordonnés de Dernier Rang*), callable from December 3, 2013 at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or prepayments are made, the TSDRs provide for a differred coupon payment option.

Bond issue

In April 2002, the Group launched a bond issue in two tranches:

- €1 billion tranche with a 6.125% coupon, maturing in April 2009,
- €500 million tranche with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2003 breaks down as follows (in thousands of euros):

- Long and short-term debt	4,713,518
- Cash equivalents and other short-term investments	(539,488)
- Cash	(1,234,168)
- Subordinated debt	500,000
Total	**3,439,862**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

In thousands of euros

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro and EMU currencies	(778,354)	1,590,304	7.1	811,950	23.6
Swiss franc	199,126	6,418	4.7	205,544	6.0
Pound sterling	368,294	–	–	368,294	10.7
Other non-euro-zone currencies	288,539	4,138	3.0	292,677	8.5
Total European currencies	**77,605**	**1,600,860**	**7.1**	**1,678,465**	**48.8**
U.S. dollar	699,874	465,551	3.3	1,165,425	33.9
Canadian dollar	115,307	–	–	115,307	3.4
Total dollar zone	**815,181**	**465,551**	**3.3**	**1,280,732**	**37.3**
Other currencies	453,954	26,711	1.8	480,665	13.9
Total	**1,346,740**	**2,093,122**	**6.2**	**3,439,862**	**100.0**

15. Off-balance sheet commitments

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Commitments given:		
Guarantees given	75,715	113,046
Future minimum lease payments under non-cancelable operating leases	646,709	614,715
Discounted bills	5,808	5,577
Total	**728,232**	**733,338**
Commitments received:		
Guarantees received	154,092	145,997

Notes to the Consolidated Statement of Income

The Consolidated Financial Statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with Consolidated Financial Statements.

16. Payroll costs and number of employees

In thousands of euros

	2003	2002
Payroll costs	4,996,925	5,152,143
Average number of employees of fully-consolidated companies	127,210	126,285

17. Research and development costs (in thousands of euros)

Research and development costs amount to:

- 2003: 710,475
- 2002: 703,978

18. Impairment charges

In thousands of euros

	2003	2002
Net charges for impairment of:		
- inventories	(645)	(14,351)
- receivables	9,668	23,489

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

In thousands of euros

	2003	2002
Interest income and expense	(211,901)	(209,052)
Exchange gains (losses)	(1,880)	(49,593)
Amortization and net movements in allowances for impairment of financial assets	(4,501)	(3,336)
Net change in provisions	(6,605)	1,724
Total	**(224,887)**	**(260,257)**

Net exchange losses for 2002 resulted mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. Non-recurring income and expense

In thousands of euros

	2003	2002
Reorganization costs	(192,365)	(17,405)
Other non-recurring items	211,044	92,614
Total	**18,679**	**75,209**

Restructuring costs break down as follows:	In millions of euros
– Europe	(173.2)
– North America	(20.1)
– Other regions	1.0

Other non-recurring items break down as follows:	In millions of euros
– Europe	(74.9)
– North America	299.0 (1)
– Other regions	(13.1)

(1) The exceptional gain recorded in North America comes chiefly from measures in connection with the "Total Rewards" program conducted in the United States referred to in the highlights of note No.13 : Retirement obligations and other employee benefits.

21. Segment information

In thousands of euros

Business segments	Passenger Car-Light Truck	Truck	Other businesses	Inter-segment eliminations	Total
			2002		
Property, plant and equipment, net	2,754,242	1,220,788	1,797,127 (1)		5,772,157
Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199
			2003		
Property, plant and equipment, net	2,595,385	1,303,562	1,764,544 (1)		5,663,491
Sales	7,456,824	3,968,507	4,859,336	(914,847)	15,369,820
Operating income	664,002	521,490	(42,420)		1,143,072

(1) Including shared assets:
– 2003 : 674,921
– 2002 : 736,613

In thousands of euros

Geographical regions	Europe	North America and Mexico	Other	Total
		2002		
Property, plant and equipment, net	3,188,042	1,909,371	674,744	5,772,157
Sales	7,560,577	6,068,037	2,016,460	15,645,074
		2003		
Property, plant and equipment, net	3,375,356	1,622,487	665,648	5,663,491
Sales	8,035,569	5,311,034	2,023,217	15,369,820

22. Management compensation

Compagnie Générale des Etablissements Michelin is administered by Managing Partners ("*Gérants*") who are also General Partners ("*associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.

Statutory Auditors' Report on the Financial Statements

Year ended December 31, 2003

Translated from the original French language report

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholder's Meeting, we hereby submit our report for the year ended December 31, 2003 on :
- our examination of the Financial Statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN, as attached to this report,
- the specific procedures and information required by law.

These Financial Statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these Financial Statements based on our audit.

Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the Financial Statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the Financial Statements, as well as evaluating the overall Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements present fairly, in all material respects the assets and liabilities and financial position of the Company at December 31, 2003 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

Justification of our assessments

In accordance with article L 225-235 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, which applies for the first time to the year ended December 31, 2003, we mention the following point :

The note to the Financial Statements "Summary of significant accounting policies" discloses a change in the accounting treatment of the movements on provision for depreciation of investments in subsidiaries; such movements which were previously booked as exceptional items are now presented in the financial result.

When assessing the accounting principles and procedures of the Company, we reviewed the appropriateness of this new accounting treatment and of the information provided.

The assessments we have performed on the above matter are part of our audit procedures relating to the Financial Statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the Managing Partners' Report and the documents sent to shareholders on the financial position and Financial Statements is fairly stated and agrees with those Financial Statements.

As required by the law, we also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' Special Report on Regulated Agreements

Year ended December 31, 2003

Translated from the original French language report

To the Shareholders

In our capacity as Statutory Auditors of your Company, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L.226-10 of the Commercial Code.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' Report on the Consolidated Financial Statements

Year ended December 31, 2003

Translated from the original French language report

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholder's Meeting, we have audited the Consolidated Financial Statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2003, as attached to this report.
These Consolidated Financial Statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these Financial Statements based on our audit.

Opinion on the Consolidated Financial Statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the Financial Statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the Financial Statements, as well as evaluating the overall Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated results of operations for the year ended December 31, 2003 and the consolidated assets and liabilities and financial position of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN and its subsidiaries at that date in accordance with French generally accepted accounting principles.

Justification of our assessments

In accordance with article L 225-235 of the French Commercial Code (*Code de commerce*) relating to the justification of the assessments, which applies for the first time to the year ended December 31, 2003, we mention the following points :

- The note to the Financial Statements "Acquisitions and partnership agreements in 2003" provides details on the acquisition process of the Viborg group and specifies that the goodwill for this distribution group has been fully amortized over the year. In relation to the assessment of the accounting rules and principles applied by your Company, we have verified the financial data retained for the goodwill calculation and have based our assessment of the full amortization over the year of acquisition on analyses and information provided to us.
- Note 13 to the Financial Statements presents the changes in the pension benefit and medical care plans that took place in the United States in 2003. These changes have lead at year-end to a €281.9 million reduction before tax of the corresponding reserve for such commitments. The non-recurring effect of these benefit plan changes has been accounted for as an exceptional income, whereas the current charges on pension and medical care are accounted for as operating expenses.

We are of the opinion that the accounting treatment applied and the relevant information provided are appropriate.
The assessments we have performed on the above matters are part of our audit procedures relating to the Consolidated Financial Statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Specific verification

We also examined the information on the Group given in the Managing Partners' Report. We have no comments to make as to the fair presentation of this information and its consistency with the Consolidated Financial Statements.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors
Members of the Compagnie Régionale de Paris

Statutory Auditors' Special Report on share subscription or purchase options to Company and subsidiary management and directors (twelfth resolution)

Translated from the original French language report

To the Shareholders

In our capacity as Statutory Auditors of your Company and pursuant to the provisions of Article L.225-177 of the Commercial Code and Article 174-19 of the decree of March 23, 1967, we hereby present our report on granting options opening share subscription rights both current and future, for the benefit of Group and subsidiary management and directors, capped at 2,000,000 shares, or 1.40% of current issued capital.

Your Managing Partners are responsible for drawing up a report detailing the reasons for offering share subscription or purchase options as well as on the proposed method to determine the subscription or purchase prices. We are responsible for formulating our opinion on the method proposed to determine the subscription or purchase prices.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the methods used to determine the subscription or purchase price set forth in your Managing Partners' report, that they comply with regulatory requirements, clearly describe the situation for the benefit of shareholders and that they do not appear obviously inappropriate.

We have no matters to bring to shareholders' attention regarding the methods used.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' Special Report on an Employee Share Issue

(Law 2001-152 of February 19, 2001, on employee savings) (thirteenth resolution)

Translated from the original French language report

To the Shareholders,

In our capacity as Statutory Auditors of Compagnie Générale des Etablissements Michelin (Michelin et Cie), and pursuant to the provisions of Article L. 225-135 of the Commercial Code, we hereby present our report on the planned employee share issue which would result in a capital increase of a maximum of €2,867,000, representing 1% of Michelin et Cie's current capital, submitted to shareholders for approval.

The shareholders are asked to approve this capital increase in accordance with the provisions of Article L.225-129 VII of the Commercial Code and Article L.443-1 of the Labor Code.

The Managing Partners are also inviting shareholders to grant them full powers to set the terms and conditions of the related share issue, as presented in the Managing Partners' report, as well as to waive their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the methods used to determine the issue price of new shares.

Subject to further examination of the terms and conditions of this issue we have no matters to bring to shareholders' attention regarding the methods used to determine the issue price of new shares as presented in the Managing Partners' report.

As the issue price of new shares is to be determined by the Managing Partners when the operation is carried out, we are not in a position to comment on the final terms and conditions under which the issue will be conducted, nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issue concerned, the principle of which is in keeping with the nature of the proposed operation.

In accordance with Article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Managing Partners.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Additional information

List of directorships and other functions held in other companies by the Managing Partners

Edouard Michelin

Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin

René Zingraff

Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin
General Partner	Michelin Reifenwerke KGaA

Net fees paid to the Managing Partners and Supervisory Board

by the Company and its subsidiaries

The Managing Partners

The Managing Partners, Messrs. Edouard Michelin and René Zingraff, in their capacity as General Partners, are jointly and severally liable for Michelin's debts. In compensation for their responsibilities, they are collectively entitled to a statutory share of Company profits **(1)**.Their remuneration, therefore is proportional to and dependent upon Company profits and they, therefore, have the same goal as the shareholders.

They moreover receive no remuneration, advantage or benefit in kind **(2)**.

1. Statutory share of profit

In their capacity as General Partners, the Managing Partners received in 2003 an aggregate amount of €8,537,852.81, in connection with financial year 2002.

2. Directors' fees

(in euros)

	Mr. Edouard Michelin	Mr. René Zingraff
Salary	0	0
Variable pay	0	0
Benefits in kind	0	0
Director's fee	0	0
Complementary retirement benefit	0	0
Total	**0**	**0**

3. Stock options

By decision of the Annual Shareholders Meeting of May 18, 2001, the Managing Partners were authorized to grant share subscription or purchase options to Company heads at management and top management level.

The total amount of share subscription options to be so allocated may not be in excess of 2,300,000 shares. It has moreover authorized in this connection allocation of options to the Managing Partners, under Supervisory Board control.

Of the 469,200 share subscription or purchase options granted in 2003, 15,000 were allocated to each of the Managing Partners.

	Mr. Edouard Michelin		Mr. René Zingraff	
	2003	**2002**	**2003**	**2002**
Number of options granted	15,000	15,000	15,000	15,000
Call price	32.25€	44€	32.25€	44 €
Date of 1st call	May 19, 2007	May 19, 2006	May 19, 2007	May 19, 2006
Date of last call	May 18, 2012	May 18, 2011	May 18, 2012	May 18, 2011
Number of options called in 2003	Not applicable	Not applicable	Not applicable	Not applicable
Michelin share extremes (€)	38.11 – 25.02	45.05 – 24.50	38.11 – 25.02	45.05 – 24.50

The Supervisory Board

In 2003, the following fees were paid to Supervisory Board members for their mission conducted in 2002:

Messrs. Eric Bourdais de Charbonnière (Chairman):	€ 28,000
François Grappotte:	€ 18,000
Pierre Michelin:	€ 18,000
Grégoire Puiseux:	€ 18,000*
Edouard de Royère:	€ 18,000
Benoît Potier:	-**

* Mr. Puiseux also collected €45,100 in connection with subsidiaries.
**Mr. Potier was appointed by the Annual Shareholders Meeting of May 16, 2003.

Additional Information Concerning Supervisory Board members

		Board Member		
Name	**Age**	**Date of first appointment**	**Last year of mandate**	**Independence***
Eric Bourdais de Charbonnière *Chairman*	65 years	June 11, 1999	2004**	No
François Grappotte	68 years	June 11, 1999	2004**	Yes
Pierre Michelin	55 years	June 12, 1998	2008	Yes
Benoît Potier	47 years	May 16, 2003	2008	Yes
Grégoire Puiseux	73 years	June 22, 1990	2005	No
Edouard de Royère	72 years	June 12, 1998	2008	Yes

* As per criteria fixed by the Supervisory Board's Code of conduct (see p. 66, Supervisory Board Chairman's Report).
** Renewal of the mandate proposed to the Annual Shareholders' Meeting of May 14, 2004 (see p. 62, Proposed resolutions).

The audit Committee comprises four members: Messrs. Bourdais de Charbonnière, Michelin, de Royère and Grappotte, who chairs the Committee. Moreover, the Supervisory Board acts as the remuneration Committee.

The Share option plans and the Employee Shareholder Plan

Status of share subscription option plans at December 31, 2003:

Allocation	Date Call	Expiry	Allocated	Number of options Called	Cancelled	Balance	Call price (€)
May 2002	May 2006	May 2011	716,600	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
November 2003	November 2007	November 2012	226,200	0	0	226,200	34.00
			1,185,800	**0**	**13,800**	**1,172,000**	

Managing Partners' Special Report on stock options

To the Shareholders,

The Extraordinary Shareholders' Meeting of May 18, 2001 authorized the Managing Partners to set up one or several stock option plans for the management of the Company and related entities. The plans are governed by the provisions of Article L 225-180 of the Commercial Code. Two share subscription option plans were carried out in 2003, giving rise to allocation of 469,200 options, callable for a maximum period of ten years, which when exercised would give rise to the issue of an equal number of shares with a par value of €2.

In connection with the first plan, 243,000 options, callable from May 19, 2007, were granted at a price of €32.25 and, in connection with the second plan, 226,200 options, callable from November 24, 2007, were granted at a price of €34.00.

As part of the first such plan reviewed by your Supervisory Board, the options were granted to the following beneficiaries:
- Corporate officers: fifteen thousand options granted to each Managing Partner,
- Other managers: ten thousand options granted to the ten managers other than corporate officers who received the largest number of options. Grantees were Messrs. Michel Caron, Thierry Coudurier, Hervé Coyco, Jean-Marc François, Jim Micali, Didier Miraton, Jean Moreau, Michel Rollier, Christian Tschann and Bernard Vasdeboncoeur, members of the Group Executive Board.

None of these options were exercised in 2003 and that no options were granted to the above-named persons in connection with the second plan.

Clermont-Ferrand, February 20, 2004

Edouard MICHELIN

René ZINGRAFF

Statutory Auditors

Under French law, the accounts of listed companies are required to be audited each year by two independent Statutory Auditors, to obtain assurance that the Financial Statements have been properly prepared and comply with the true and fair view principle.

The Statutory Auditors are appointed by the Annual Shareholders' Meeting for a six-year term and can be re-appointed when their term expires.

The Statutory Auditors of Compagnie Générale des Etablissements Michelin, the holding company of the Michelin group are:

- Dominique PAUL,
Partner of PricewaterhouseCoopers Audit
Address: 32, rue Guersant – 75017 Paris
Substitute Statutory Auditor: Pierre DUFILS,
Partner of PricewaterhouseCoopers Audit.

- Stéphane MARIE,
Partner of Corevise
Address: 20 bis, rue Boissière - 75116 Paris
Substitute Statutory Auditor: Jacques ZAKS,
Partner of Corevise.

This audit firm practices in France. It does not have offices in any other country.

No legal or financial dependence exists between the two Statutory Auditors or their audit firms.

The Statutory Auditors were appointed by the Annual Shareholders' Meting of June 12, 1998. Their terms of office expire at the end of the 2004 Annual Shareholders' Meeting called to approve the accounts for the year ended December 31, 2003.

We recommend the appointment (see "Proposed resolutions" page 62) for a six-year term of PricewaterhouseCoopers Audit and Corevise to act as the Company's Statutory Auditors and the appointment of Messrs. Pierre COLL and Jacques ZAKS to act as substitute Statutory Auditors.

The following table sets out details of fees paid in 2002 by the Michelin group to its Statutory Auditors and contractual auditors. CGEM consolidates 294 subsidiaries in 60 countries. The Financial Statements of each of these subsidiaries are audited in the respective countries by contractual auditors who may or may not be members of a worldwide network of audit firms.

Total fees paid to the Group's Statutory Auditors in 2003

In € thousand

	CGEM Statutory Auditors			Contractual auditors*	Total
	Dominique Paul (Réseau PwC : PricewaterhouseCoopers)		Stéphane Marie (Corevise)		
	France	Outside France	France		
1/ Audit services					
A/ Statutory audit	3,470		263	2,607	6,340
France	645		263	200	1,108
(including CGEM)	(147)		(147)	0	(294)
Outside France		2,825	0	2,407	5,332
B/ Other engagements		58	0	89	147
Sub-total: audit services (1)	**3,528**		**263**	**2,696**	**6,487**
2/ Consulting (other than France)					
A/ Legal and tax	1	442	0	1,698	2,141
B/ Information technology	0	0	0	362	362
C/ Internal audit	0	0	0	0	0
D/ Preparation to IFRS standard switch	20	258	20	130	428
E/ Other	23	225	0	2,662	2,910
Sub-total (2)	**44**	**925**	**20**	**4,852**	**5,841**
Total	**4,497**		**283**	**7,548**	**12,328**

* The Group's main contractual auditors outside France are, by order of importance, KPMG, BDO and Ernst & Young.

Risk management

Michelin adopts a prudent and careful risk management policy.

Financial risk

In a fast-moving global environment, where markets are volatile and financial techniques changing constantly, the Group treasury department's mission is to:

- Guarantee optimal Group financing both at parent and subsidiary level,
- Identify, assess and hedge all financial risks, in close cooperation with Group operating entities.

Hedging activities are designed to provide the most cost effective solutions to minimize the impact on Group earnings of changing conditions in the financial markets. The aim is to reduce the amount of capital required to manage these financial risks. The Group does not carry out speculative transactions on the financial markets.

Market risk

Transaction currency risk

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception. Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

Backwardation and carry-over are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions. Premiums paid on options contracts are immediately written in the consolidated statement of income.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Translation risk *for shareholders equity commitments*

Net investments in subsidiaries are financed in the relevant local currencies by the holding company. Future cash flows from these long-term investments (dividends, fees for R&D services and trade mark licenses and injections of capital) are hedged on

Analysis of risks related to the Michelin group's financing at December 31, 2003 (in € million)

Currencies	Assets less non-financial liabilities "Company Value"	Net status (Group + minority interests) "Translation Exposure"	Utilized borrowings (breakdown by currency fixed/floating rates after all hedging instruments)		
			Floating rate	Long-term fixed rate	Average life of long-term fixed rate debt
EUR	3,270.8	2,458.8	(778.4)	1,590.3	7.1
CHF	148.8	(56.7)	199.1	6.4	4.7
USD	1,995.0	829.6	699.8	465.6	3.3
GBP	571.2	202.9	368.3		
CAD	419.3	304.0	115.3		
Other	1,443.9	670.5	742.7	30.8	(8.9)
Total	**7,849.0**	**4,409.1**	**1,346.8**	**2,093.1**	**6.2**

a selective basis according to the probability of the cash flows occurring. Investments that are intended to be sold are generally financed in the local currency of the originating country.
A breakdown of consolidated Shareholders' equity by currency is provided in the table analyzing Group financing risk at Dec. 31, 2003, under the "Net status" column.

Strategic currency risk

Strategic currency risk results from the fact that certain manufactured products are sold outside the originating country. This represents a competitive risk which affects the added value generated by the products depending on which way exchange rates move.
This risk does not in general give rise to financial hedging. However, as can be seen from the following charts, sales and added costs are fairly evenly balanced by currency, providing the Group with a relatively high level of protection against strategic currency risk.


29.8%
32.9%
52.3%
43.8%
7.6%
8.4%
5.3%
6.7%
5.1%
8.3%
North America (US$, Can$)
Euro
Other European currencies
Asian currencies
Other currencies

At 31/12 2003

☐ Payroll costs and other operating expenses
■ Net sales

Interest rate risk

Group rate management policy is coordinated and monitored at Group level with a view to protecting future cash flows and reducing financial volatility. Short term positions are managed at the level of the individual countries. The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts. Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value. Premiums paid on options contracts are immediately written in the consolidated statement of income.

As part of its interest rate risk management policy, Michelin group has contracted commitments for derivative interest rate products with long-term maturity amounting to €1.3 billion at December 31, 2003.

HIGHLIGHTS

Changes in the price of the dollar have a limited impact on Michelin's operating income.

Sales outside Europe represent just under 50% of Michelin's consolidated turnover, with North America, where the Group owns a very important production base, accounting for 33%. The bulk of raw materials purchases is billed in dollars, or on the basis of dollar prices or in currencies that are pegged to the dollar while part of the Group's manufacturing takes place in Europe. Moreover, the Group consolidates in euros the profits generated in foreign currencies by its non-European businesses.

The above factors tend to offset the impact of a drop in dollar prices in so far as it remains within a reasonable range. Depreciation to the tune of 17% of this currency versus the euro translated into a 0.4 point negative impact on Group operating margin in 2003 versus 2002.

The methods used to establish the relevant valuations are the standard actuarial methods and option models used by market actors. These valuations are carried out and monitored daily by the Group's Corporate Finance Department.

The detailed breakdown of interest rate positions by currency is provided in the "Utilized Borrowings" column of the table analyzing Group financing risk at December 31, 2003. This shows by company and by currency, the net Group borrowings after elimination of intra-Group loans and after "swap" contracts and other derivatives transforming the interest rate positions.
End December 2003, 61% of Group long and short-term net debt was fixed rate debt.

Commodity risk

The Group is exposed to commodity risk during the period in which price rises cannot be passed on in the sale price of manufactured products. This lag is generally less than one year. The net position corresponds to the number of days' sales represented by inventories and firm purchase commitments (long position), less the number of days required to pass on the price rises (short position). In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met: the decision has been made to hedge commodity risk on a regular basis, an organized market exists

for the relevant commodity, the price increase lag can be determined in a reasonably reliable and consistent manner.
At December 31, 2003, no significant commodity risk hedges were in place.

Credit risk

The Credit Department, which forms part of the Financial Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. In 2003, it concentrated on monitoring large account risk, avoiding collection delays and revamping systems and processes.
At December 31, 2003, the Group's total trade receivables amounted to €2.98 billion. This total includes receivables that have been sold and securitized through consolidated special purpose vehicles (including ad hoc entities).
Receivables from the Group's ten largest customers amounted to €612 million. Some 37 customers enjoyed credit ceilings in excess of €10 million at end 2003, one of whom would have been deemed below investment grade by a rating agency.
Bad debt write-offs for the Group as a whole amounted to €23.44 million in 2003, or 0.15% of sales.


40%
30%
25%
20%
15%
10%
5%
0%
2%
0%
0%
35%
29%
13%
6%
0%
6%
2%
0%
4%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
2%
- 0.10%
- 0.05%
0%
0.06%
0.11%
0.17%
0.22%
0.27%
0.33%
0.38%
0.44%
0.49%
0.55%
0.60%
0.65%
0.71%
0.76%
0.82%
0.87%
0.92%
0.98%
1.03%
1.09%
1.14%
1.20%
1.25%

Bad debt trends compared with average prior year sales, for the period from 1995 to 2003

For the period covering 1995 to 2003, average annual losses on receivables stood at 0.14% of average prior year sales and the annual volatility rate, calculated semimonthly, was 0.20%.

Liquidity risk

The Corporate Finance Department is responsible for ensuring that the Group's liquidity position is satisfactory at all times, by efficiently managing Group cash reserves and putting in place financing for appropriate periods on legal terms that guarantee the availability of the necessary funds when required. The Corporate Finance Department also arranges confirmed credit lines offering the Group the required flexibility in terms of financing.

As a matter of policy, the Group does not include in the "long-term debt" category any contract providing for ratio or "material adverse change" clauses with respect to its own financial situation or "rating" as that could affect its ability to mobilize loans or affect their term.
At December 31, 2003, there were no such clauses in Group borrowings, of any nature whatsoever.
Michelin has always taken care, as a matter of prudence and protection of its financial flexibility, to avoid any such clauses, even where this could increase its debt burden.
At December 31, 2003, Standard & Poor's and Moody's ratings for the Group were the following:

		CGEM(1)	CFM (2)	MFPM (3)
Short term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long-term	Standard & Poor's	BBB	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outook	Standard & Poor's	Negative	Negative	Negative
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Etablissements Michelin.
(2) Compagnie Financière Michelin. As the Group's financing arm, CFM is responsible for securing and guaranteeing borrowings on behalf of Group entities.
(3) Manufacture Française des Pneumatiques Michelin.

Analysis of the Group's liquidity position (in € million)

	Dec. 31, 2003	Dec. 31, 2002
Total long and short-term debt	5,214	5,027
Portion due in more than 1 year	3,240	3,050
Portion due within 1 year	3,240	1,977
Realizable and available	1,774	1,209
Long-term undrawn confirmed credit lines	2,854	2,795
Including subordinated credit lines	855	905

The long term portion of Group debt is €5,214 million, composed of 22% due in one to five years and the remaining 40% due in five to ten years. Total long and short-term gross debt, excluding long-term undrawn, confirmed credit lines, breaks down as follows by maturity:

Schedule of long-term net debt and undrawn credit lines
(in € million)

Total long-term debt: €3,240 million.
Total undrawn long-term credit lines: €2,854 million.


1,500
1,000
500
0
2005
2006
2007
2008
2009
2010
2011
2012
2013-20

☐ Long-term undrawn credit lines
■ Long-term debt

Subordinated debt

Michelin permanently adapts its balance sheet to external risk, and in particular to the growing weight of post-retirement benefit obligations on its earnings, its rating and stock market valuation. The Group seeks the best ways of controlling such volatility factors which introduction of IFRS standards is bound to increase, as well as meeting its obligations over time without diluting its shareholders.

Availing itself of the opportunities offered by the Law on Financial Safety adopted in August 2003, Compagnie Générale des Etablissements Michelin (CGEM) was the first French industrial company to make, on December 3, a last ranking subordinated note issue redeemable in cash (TSDR) in an amount €500 million.
Both the principal and interest on these notes constitute last-ranking debt, which is direct, unconditional, free of any Michelin pledges.
This issue is for a 30-year term, callable by CGEM at its discretion from December 3, 2013, and thereafter payable quarterly at each interest payment date until December 3, 2033, the loan reimbursement date. Notes carry a 6.375% fixed rate for the first ten years on the basis of 3-month Euribor plus 2.95%.
The TSDR provide for a differred interest payment option in the absence of dividend distribution or pre-payments on Compagnie Générale des Etablissements Michelin dividends.

The proceeds from this issue, the issuing conditions of which reflect the favorable view of markets on Michelin's fundamentals and its creditworthiness among the community of investors, will be used to make timely or anticipated reimbursement of senior debt.

Moreover, Compagnie Financière Michelin disposes of an undrawn subordinated credit lines in an amount of USD 1,075 million, to be drawn in September 2005 and due in September 2012. This line includes a confirmed USD 905 million credit line, of which $170 million in contingent capital obtained from a syndicate of insurers with a similar maturity but contingent on GDP growth in the U.S. and the European Union standing at a certain level.

Industrial environmental impact risk*

The specific case of Michelin

Throughout the Group's history, Michelin has constantly striven to control the environmental impact of its operations while supplying products that are both safe and cost-effective. With this in mind, the Group has sought to increase the life span of its tires in order to spare raw materials that are in limited supply. On average indeed, non-renewable fossil materials make up some three quarters of a tire's composition, natural rubber accounting for the balance. Michelin's universally recognized high product quality, therefore, is the fruit of unwavering research aiming to reduce the average price per mile and fine-tune resource management.
On another head, tire rolling resistance accounts for some 20% of passenger car fuel consumption and close to 40% for trucks. For several decades therefore, Michelin has focused much of its research work on finding solutions to reduce rolling resistance. It was thus that by the end of the '80s, after ten years of research and development, Michelin was able to manufacture silicon-based elastomers and reinforcing fillers representing a major step forward in this area without compromising safety and other crucial performance criteria such as high adherence levels.
The value of this work was clearly demonstrated by a Life Cycle Analysis (LCA) carried out in Europe in 2001 by the industry on standard passenger car tires.

This survey highlighted that the Group's core business of tire

* Please refer to Michelin's Performance and Responsibility Report for more detailed information.

manufacture represents a low source of pollution and is not a major environmental hazard. Michelin's plants do, however, use over 200 different materials, some of which may be considered hazardous due to their potentially harmful or inflammable nature. As a result, careful environmental impact monitoring is required on some of Michelin's industrial operations including:

- Synthetic rubber production plants: the Group has two such facilities, one at Bassens (France) and one in Louisville (Kentucky, USA). They are classified "High threshold" SEVESO type*;
- Steel cord manufacturing (13 workshops worldwide, supplying 80 plants);
- Wheel production and assembly (two plants in France and Germany);
- And, to a lesser extent, rubber mix production (32 workshops worldwide supplying 80 plants) and textile cord ply (5 workshops).

Risks

Potential risks for the above operations concern:

- Environmental risk in connection with synthetic rubber manufacturing, as the hydrocarbons used are highly inflammable. Michelin regularly monitors the efficiency of safety and protection measures in the relevant sites in which it invested significantly since 2001 as part of a program due to be completed over the next five years.

- Metal cord production environmental risk issues are in connection with accidental discharge of liquid effluents from cord electrolytic processing equipment. Hazard control in this case is ensured through close monitoring of chemical reactions concerned and the overall process in order to avoid toxic waste in effluents and facilitate processing at purification plants.

- Use of large volumes of solvents for paints and machinery cleaning purposes in the manufacturing and assembly of wheels. These solvents release volatile organic compounds (VOCs) into the atmosphere. A VOC elimination program was started in the relevant plants entailing a switch to new solvent-free products.

- Accidental fire at the rubber mix facilities. Risk is particularly high at the two ends of the "Conditioning/Production/Storage" product chain. Potential risk flows from the calorific potential of raw material and finished product stocks. Practically all of the rubber mix production facilities are equipped with fire sprinklers.

- Use of glues in the cord ply production facilities and processing glue covered ply in heat treatment furnaces, that may release VOC-type vapors and gases. This hazard is controlled by way of filters on the furnace gas outlets.

Asbestos is not used by Michelin in either the composition or manufacture of its products or their distribution. In some older facilities, mainly in Europe, asbestos may have been used in the past as an insulating material in certain ducts, steam production plants or machine couplings. The Group set out as early as the '80s to eradicate asbestos-related hazards wherever it was present. Only a very small number of individual legal claims have been filed by former employees in those countries where the Group could be held liable for exposing its employees to asbestos.

Michelin has implemented a series of preventive measures to counter these various risks.
In general, Michelin deals with industrial and environmental risk on a Group-wide basis.

- In the area of soil pollution, a survey, begun in 2002, is due to continue over the next few years. Preliminary results have made it possible to earmark more precisely the plants in which possible soil pollution could be found. In-depth reviews will be conducted by 2004 in the priority earmarked facilities. To date, only low pollution levels have been observed, generally confined to small areas around old buried oil tanks or old beaten earth storehouses containing industrial waste. No significant hazard was identified so far.
Environmental audits are carried on the occasion of industrial facility acquisitions, as well as of sale of land previously used by the Company.

- In 1991, Michelin initiated a far-reaching program to phase down the use of solvents. This has achieved excellent results with Michelin's Passenger Car-Light Truck European facilities more than halving their consumption compared with the 1992 base year.

- In the area of fire and accident prevention, Michelin set up an expert commission responsible for rolling out the Group's fire prevention policy through the HPRM (High Protected Risk Michelin) concept. Its mission includes defining the relevant standards and supporting technical implementation of the relevant measures.

This approach is rounded off by an independent auditing process designed to ascertain that the guidelines are relevant and efficiently implemented. Based on exhaustive risk analysis and reliable feedback, it has enabled the Group to develop high standards that go beyond legal requirements. It hinges on the interplay of prevention management, reactivity and a combination of static and automatic protection devices. Measures in connection with first level HPRM requirements translated into a €75 million revamping program.

* The SEVESO type classification flows from a European directive. It relates to industrial activities that might present a danger for the neighborhood and environment (mainly water resources), due to potential major emergencies involving toxic substances. The directive applies to facilities in which potentially hazardous chemicals are stored and/or used. Two classes of sites are described in the directive according to the nature and volume of such chemicals: "High threshold" plants are bound to set up a major emergency prevention plan and present it to local authorities.

- By 1998, the Group had launched a wide-scale program aimed at reducing to a minimum the environmental impact at industrial sites. A Michelin Environmental Management System was set up covering all sites, alongside the Michelin Quality Insurance System. This system provides for an annual internal audit performed by a team of environmental auditors who do not belong to the site and for external ISO14001 certification by a qualified agency.
At end December 2003, 90% of Group output originated from ISO14001 plants.

A further step in this direction was taken in 2003 when Michelin drew up a set of environmental guidelines at Group level. In the absence of more stringent local regulations, these are the "standard" to be met by sites. These requirements are initially applicable to new projects. They deal specifically with soil, underground water and rainwater contamination prevention.

To ensure that the Group's risk analysis and selected solutions are sufficiently robust, Michelin has set up a network in charge of environmental issues, health, occupational safety and industrial hazard prevention.
The "Environment and Prevention" (EP) network is made up of some 140 experts disseminated in the different countries where the Group operates and a dedicated team on each industrial site. EP officers report to the Group Executive Board and dispose of budgets that are commensurate with their requirements.

At December 31, 2003, the total amount of provisions set aside by the Group for environmental risk amounted to €10 million.

Coverage of non-financial risk

In addition to the above-described proactive protection and prevention policy, the Group's insurance strategy is based on the following three planks:

Risk assessment

The Insurance Department plays an active role in risk assessment and, more specifically, the above described industrial hazards. This appraisal serves to determine the proper level of guarantee required.

Transfer of high intensity risk

Michelin has contracted integrated global insurance programs covering the major risks, based on the types and levels of cover available in the insurance and reinsurance market. These involve mainly "property" and "civil liability" cover.

Property

A €500 million insurance program was contracted under the best financial terms to ensure continued operations in case of emergency; this program includes a €40 million incremental operating costs cover.

Civil Liability

This program includes three key aspects:

- Product liability;
- Operating costs; this has direct application for EC countries in addition to underwritten contracts;
- Environmental emergency cover for all Group companies.

Other insurance programs cover lower level risk.

Group Captive insurance companies

The Group owns several captive insurance companies whose role is to cover medium-level risk. This involves risk pooling and helps control Group insurance costs.
These captive companies, with ceilings that are commensurate with their resources, are mainly involved in:

- The "property liability" program;
- The USA and Canada product civil liability program.

Legal risk

Michelin ensures conformity with all applicable legal and regulatory provisions in its relations with its partners. It is not subject to any specific tax law or prior authorization in the conduct of its business likely to have a significant impact on its financial standing.

Group legal liabilities are those in connection with its operation as a tire developer, manufacturer and distributor. Owing to the Group's ongoing customer-orientated research in the area of product safety and quality, it should be reasonably well placed to prevent and control such legal risks.

Generally speaking, the Group can be exposed to product liability claims, chiefly in the USA, and to liability in connection with the distribution and marketing of its products, as well as with its social obligations, especially in the area of post-retirement benefits. As part of their day-to-day management activities, certain Group companies are involved in legal proceedings. At December 31, 2003, there existed no claim, arbitration proceedings or exceptional circumstances, likely to have or having had in the recent past, a significant impact on Group financial standing, earnings, business or assets.
Michelin however filed arbitration proceedings at the end of 2003 against the seller of the Viborg group of companies acquired by the Group (see page 84).

Economic performance target

Since 1993, Michelin makes a yearly assessment of its economic performance in relation to an internal high target hinging on value creation.

To determine whether the Group is creating value, the actual risk adjusted return on capital employed (actual RAROC) corresponding to the cost of economic capital and debt), is compared with target RAROC. To this effect, the Group relies on the "Free Cash Flow to Economic Capital" method.

Michelin allocates a portion of Economic Capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets after depreciation and amortization.

The average proportions that are applied, are as follows :

	Economic Capital	Allocated debt
Goodwill and other intangible assets	100%	0%
Property, plant and equipment and investments	50%	50%
Need in working capital requirements (inventories, customer receivables, etc.)	25%	75%

In this approach, the Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2003 was 15.7%.

Economic capital allocation techniques integrate this technique as a basis for decisions in such areas as capital expenditure, customer credit limits and the outsourcing of certain activities. This, however is only one of the criteria used in assessing investment opportunities.

To measure value creation, the Group compares the cost of standard financial resources (debt + economic capital) allocated to assets or "Target RAROC" to net earnings after tax plus interest cost compared to invested capital or "Actual RAROC". The difference between the two is the measure of Michelin's economic target.

For 2003, the calculation was as follows:

Economic capital: **€4,250.1 million**

Asset under consideration *(calculation on a country by country basis)*	**Amount**	**Economic Capital**	**Allocated debt**
Goodwill and other intangible assets	454.8	454.8	-
Property, plant and equipment* and investments	6,841.7	3,420.9	3,420.9
Net working capital requirements	1,497.9	374.5	1,123.4
Total	**8,794.4**	**4,250.1** (1)	**4,544.3** (2)

(*) including straightforward lease contracts listed under off-balance sheet commitments

Invested Capital = (1) + (2) = 4,250.1 + 4,544.3 = € 8,794.4 million.
Average internal weighted cost of economic capital = 15.7%.
Weighted average cost of debt = 4.3%.

Determination of Target RAROC:

$$\frac{\text{(Economic capital x weighted average cost of economic capital)} + \text{(Allocated debt x weighted average cost of debt)}}{\text{Capital invested}}$$

i.e. $\frac{(4,250.1 \times 15.7\%) + (4,544.3 \times 4.3\%)}{8,794.4} = 9.8\%$

Actual RAROC calculation:

$$\frac{\text{Net income after tax + interest charge}}{\text{Capital invested}}$$

i.e. $\frac{(328.9 + 244.5)}{8,794.4} = 6.5\%$

Actual RAROC for 2003 is 3.3 points short of the Target RAROC

Excluding Viborg acquisition, Actual RAROC would have amounted to 10%.

Based on the above method, Michelin results over the last 5 years are as follows:

(based on euro interest rates)

(in € million)	1999	2000	2001	2002	2003
Economic Capital	4,053.2	4,429.9	4,592.0	4,495.2	4,250.1
Cost weighted average of economic Capital	17.0%	16.3%	16.0%	15.4%	15.7%
Allocated debt	4,675.5	5,183.1	5,225.7	4,974.5	4,544.3
Weighted average cost of debt	6.1%	7.2%	6.1%	4.8%	4.3%
Capital employed	8,728.7	9,613.0	9,817.7	9,469.7	8,794.4
Target RAROC	**11.2%**	**11.4%**	**10.7%**	**9.8%**	**9.8%**
Net income	182.5	438.4	313.9	614.5	328.9
Interest expense	281.5	358.2	350.7	283.4	244.4
Actual RAROC	**5.3%**	**8.3%**	**6.8%**	**9.5%**	**6.5%**

In as much as the rate of return on economic capital selected by the Group could appear somewhat arbitrary to some investors, the following table shows – for information purposes – results of the Target RAROC for 2003 with a 12, 13 and 14% rate, based on the weighted average cost of economic capital (euro base) of 15%.

(based on euro interest rates)

Weighted average cost of economic Capital	12%	13%	14%	15%
Target RAROC	8.37%	8.85%	9.33%	9.82%

Benefits

The notes to the Consolidated Financial Statements at December 31, 2003, describe the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost. Note that the following figures only integrate companies whose aggregate plans are in excess of €10 million (which is the case for more than 99% of Michelin group's plans).
Additional information about these obligations is provided below.

Fully or partly funded plans

A number of schemes, for the most part in connection with retirement benefit obligations, are fully or partly funded under local regulation or through Michelin voluntary action. Minimum funding levels generally correspond to the revalued amount of future benefit obligations arising from previously accrued rights by virtue in particular of the "Accumulated Benefit Obligation" or ABO in the USA or the "Minimum Funding Requirement" in the United Kingdom. These obligations are revalued each year by independent actuaries.

At December 31, 2003, the situation of the relevant funds was as follows as compared with local minimum regulatory contributions:

	Plan assets in € million	% of local regulations minimum funding requirement*	Expected return on plan assets 2003	Actual return on plan assets 2003	Average breakdown equities / fixed income and other **
United States	1,697	94%	8.50%	13.9%***	63% / 37%
Canada	528	106%	8.00%	12.9%***	66% / 34%
UK	1,339	105%	6.75%	11.5%	62% / 38%
Other zones	198	100%	5.56%	6.6%	9% / 91%
Group total	**3,762**	**98%**	**7.6%**	**12.5%**	**60% / 40%**

* ABO in United States, Minimum Funding Requirement in U.K.
** Average breakdown 2003.
*** For the USA and Canada, return on assets are calculated on a 12-month evaluation date basis, i.e. at October 31, 2003. For comparison purposes, note that end December 2003, 12-month returns amounted respectively to 18% in the USA and 14.6% in Canada.

Note: provisional unaudited Group internal assessments.

In 2003, following 3 bear years on the financial markets, financial markets posted a strong recovery. The average return on managed fund assets was 12.5%, or above the expected return of 7.6% used as the basis to assess the pension costs for the year (see table above).

Note that in so far as local law gives Michelin some room for maneuver in weighing on investment fund policy, Michelin refrains altogether from placing any Group shares in the managed funds.

Michelin makes regular contributions to the pension funds. Contributions paid over the last three years, were as follows:

In € million (at average exchange rate)

2001	2002	2003
78,5	346,9	133,4

In 2003, Michelin made no exceptional contributions over and above its usual payments. Note that in 2002, two such exceptional payments were made, one in the United States, the other in Spain.

Unfunded obligations

At December 31, 2003, the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations correspond to payments directly made by employers to employees on the vesting date. They correspond to supplementary pension benefit commitments under German, Italian and certain Spanish plans, as well as payment of retiree leave benefits in France and retiree healthcare costs in the US and Canada.

They are recognized in the balance sheet, under provisions for an amount of €2,292 million (note 11).
Benefits paid under these plans in the last three years were as follows:

In € million

2001	2002	2003
190.2	195.0	186.9

These payments amounted to 12.4% on average over three years of Group cash flow, before the above contributions.

Impact of periodic pension costs on operating income

Excluding exceptional items, benefit charges are recognized under "Payroll costs" in operating expenses:

In € million

	2001	2002	2003
Operating income before impact of benefits	1,397.3	1,565.8	1,510.9
Impact of benefits	357.3	340,6	367.8
Published operating income	1,040.0	1,225.2	1,143.1

As shown in note 13, actualization (financial) costs, which are not expenses, account for the bulk of these obligations.

Social and environmental information

pursuant to the French NRE (*Nouvelles Régulations Economiques*) law

Pursuant to article 116 of the NRE law, and relevant application decrees of February 20, and April 30, 2002, French companies are required to disclose in their annual reports "information on the social and environmental impacts of their activities."

For the second year running, as part of this requirement, we publish data on both heads. As was already the case in the annual report 2002, Michelin elected to disclose this information on a Group-wide basis rather than limiting it to its French listed company. Although far more delicate and intricate, this approach alone is germane to a realistic and meaningful account of the Group's social and environmental commitments.

Owing to the multiplicity of legal regulations applicable in the 170 countries in which Michelin operates, we are not in a position to carry out global consolidation based on NRE law. We will therefore identify the relevant scope wherever Group scope is not applicable.

As indicated in the annual report 2002, Michelin group published its first "Michelin Performance and Responsibility" report. This document, which is available in French and in English, describes the Group's contribution to sustainable mobility. The report sets forth data and accounts of its main social and environmental initiatives and describes its responsible commitment to combining them with ambitious economic performance targets.

Employee information

1 - a) Number of Group employees, change in number of employees

Group Employee at 12/31/2003 (full-time equivalent or FTE)

	Europe	North America	South America	Asia/Pacific	Africa/Middle-East	TOTAL
FTE	77,308	23,877	5,694	11,138	3,328	121,345

Breakdown of male-female employees (female employees as a percentage of total headcount)

	Europe	North America	South America	Asia/Pacific	Africa/Middle-East	TOTAL
Administrative and technical workers	7.3%	14.3%	1.4%	7.7%	2.8%	**8.6%**
Employees	25.3%	29.1%	25.3%	25.6%	23.0%	**26.0%**
Managers	14.4%	9.5%	10.6%	14.1%	6.1%	**13.4%**

Excluding ERM, TCI and plantations

Change in number of employees in 2003

	Europe	North America	South America	Asia/Pacific	Africa/Middle-East	TOTAL
Natural wastage	5,393	1,927	148	285	158	**7,911**
Voluntary departures	1,079	416	33	2	0	**1,530**
Early retirement	1,734	476	0	18	1	**2,229**
Hires	6,117	2,130	264	772	264	**9,547**

Excluding ERM, TCI and plantations

Overtime, interim workers

Overtime can be authorized on grounds of personnel availability or to meet production requirements. On a Group-wide basis, as a percentage of aggregate hours worked in the year, recourse to overtime amounted to less than 1% in Europe to about 6.5% in North America.

In Europe, recourse to interim workers in 2003 varied from 0 to 5% of payroll, depending on the country.

1 - b) Information concerning staff downsizing plans

When downsizing is necessary, as was the case in Europe and North America in 2003, Michelin group conducts a number of programs to provide individual support to individual staff members concerned. In Europe:

- Recourse to early retirement and similar provisions (CCA in France, gradual early retirement in Germany, "mobilita corta" and "mobilita longa" in Italy, relief contracts in Spain etc.);
- Internal redeployment with internal mobility across sites (between France and Spain for example);
- Special compensation, which can be way above minimum legal obligations (in Poland for example);
- Job identification initiatives through employment support bureaus;
- Job creation through Michelin Development Europe subsidiaries (in Spain for example).

In North America, internal job offers open to staff are published. Staff transfers between sites are common. Moreover, "separation package plans" have been put in place for the benefit of staff who leave the Group. Based on seniority, these packages are drawn up and regularly amended by the North American Staff Department.

2 - Labor organization, part time work, absenteeism

Labor organization, part time work

Working hours in our 80 industrial plants and dozens of logistical, sales and administrative centers is organized as part of legal working hours that vary from country to country, from 35 to 44 hours/week for non posted personnel.

Most staff operate within teams: between 60% and 80% of staff, depending on the country and local industrial organization. Arrangements vary widely (up to five teams), and aim to optimize industrial facility utilization. Total production time was raised (up to 360 days/year, 7 days/week), while team staff enjoy effective working time reductions and additional compensation.

Part-time work is limited (under 1% in general), except in some countries: Romania 2%, Italy 2.4%, France 5.8%.

Absenteeism

Absenteeism on Michelin sites tends to be lower than national averages in similar sectors. It ranges from around 2% (North America, Western Europe) and 6% (some Asian countries).

3 - Payroll and welfare costs *(in € million)*

TOTAL Payroll*	Including for production workers	Including for administrative and technical employees	Including for managers	Including for temporary temporary staff	Including termination payments	Including retraining and reorganization costs
4,996.92	2,261.54	2,160.35	459.12	97.02	7.29	0.80

* This figure also includes provisions for pension obligations.

Change in payroll costs

In 2003, payroll costs amounted to 33.7% of Michelin group operating costs.

Through pay increases across all staff categories, Michelin group aims, throughout the world, at rewarding the best contributions to the Company's growth. Our pay policy are aligned in a competitive way on local markets.

In 2003, for Western countries average pay ranges between 0.5% to 2.0% above inflation, depending on staff categories and countries.

In Eastern Europe, Asia and Africa/Middle-East, the difference between rises and local inflation is generally even wider.

Profit sharing

In France, a profit sharing program was set up jointly with trade unions in the course of 2003. In this connection a number of benchmarks were established. Some are centralized within MFPM* (number of progress idea authors, percentage of ISO 14001 process certified staff) and decentralized ones at entity level. These are prepared on a site by site basis; for example: accident at the workplace frequency rate, commodity wastage level, output level, customer satisfaction rate, staff "employability". Depending on the levels recorded on this set of criteria in relation to a pre-established scale, profit sharing of up to 5% of salaries was paid in the first quarter 2004.

4 - Professional relations, collective bargaining

In Europe, in all countries (excluding Russia) agreements have been signed with unions on pay, working hours, flexibility, working conditions, setting forth durations and arrangements that are based on national law.

In France, in 2003, a number of agreements were signed with a number of trade unions: profit sharing in almost all plants, profit sharing agreements in MFPM (progress from 2 to 3% of the share of "entities", which carries the Group to a possible 5%), agreement on support to restructuring measures at the Poitiers and Bourges plants, work organization agreements at the Tours and Clermont-Ferrand plants.

* Manufacture Française des Pneumatiques Michelin

In North America, where trade unions are established in a plant, Michelin group's aim is to establish constructive relations that make for achieving the plants overall targets. Our relations with "United Steel Workers of America" (USWA), the trade union joined by most unionized Michelin staff, is first and foremost keen to promote customer service and staff consideration. Over and above planned industrial negotiations, we have periodic meetings with USWA management to share information on company business and discuss topical issues as well as subjects of common interest.

In Nigeria, two agreements were signed in 2003 with trade unions on "end of service benefits".

In Brazil, our trade union relations take place in the context of professional and constructive relations. Pursuant to local law, agreements were signed with unions pertaining to the rubber industry, in the area of working conditions: pay and working hours mainly.

5 - Safety at the workplace

On average, for most Michelin group sites, the changes in frequency rate as well as severity rate of work accidents are as follows:

	2002	2003
Frequency rate	18.06	9.93
Severity rate	0.65	0.46

Significant progress was achieved in 2003 after Group management teams conducted an intensive communication and training program to encourage best practice sharing worldwide.

6 - Training

Breakdown of training expenses by region and type, as a percentage of payroll costs.

Geographical zone	Training budget %	For management training	For general training	For core know-how training
Europe*	3.99%	7.60%	12.50%	79.90%
North America	2.44%	5.70%	1.80%	92.50%
South America**	2.52%	11.07%	30.15%	58.78%
Asia***	2.50%	17.69%	33.36%	48.95%

* Excluding Euromaster.
** Excluding plantations.
*** Japan, Thailand, Singapore, China.

The bulk of the Group's training policy is concentrated on core know-how and is designed with a long-term view aimed at building staff qualification and development.

7 - Disabled workers

Most countries legislation lay down a statutory percentage of disabled staff. When this percentage is not reached, companies are required to make a financial contribution. As a matter of principle, Michelin group combines a number of approaches: employment of disabled workers (for example 1% in Brazil, 2% in the United States, 6.3% in France), recourse to subcontractors mainly staffed with disabled persons (for example in Spain and Poland) and financial contributions to legal entities.

8 - Corporate citizenship

In most countries where it operates, Michelin group contributes financially to a number of activities and sports, vocational, cultural and charity associations. On an annual basis, some €6 million are spent on local community events.
Following are a few examples of such corporate citizenship projects:
In Europe, spending varies from country to country and is in general sizeable with for example in 2003: €227,000 in Poland, €373,000 in Spain and €1,432,000 in Italy.

In North America, Michelin contributes to associations and local communities in the form of financial contributions and volunteer work. Upwards of USD 1 million are earmarked every year for this purpose, in such areas as social training, living environmental programs, safety and living environment. An envelope worth USD 1 million was granted to the United Way association, a non-profit organization of 80 corporate members, dedicated to supporting low-income people through distribution of free products and services. The sum, which was collected through personal contributions from Michelin employees, was complemented by a USD 150,000 contribution from the company.

In Nigeria, Michelin's contribution spanned several programs : rehabilitation of a clinic for staff and their family, power and water supply, contribution to local community school operating costs, a number of sports clubs, contribution to disabled children hospitals, etc. for a total of €500,000.

9 - Local initiatives: Michelin European Development

Michelin Development, the Group's job search program, is active at local level in every region where the Group operates.

In 2003, Michelin Development agencies covered the French, Spanish, German, Italian, U.K, Russian, and Romanian territories and were in the process of being set up in Poland and Hungary. They employed a total of twenty or so dedicated staff, and ran an aggregate budget of some €8 million (including entity operations and project finance). Michelin Development in 2003 contributed to a series of projects contributing to the creation of some thousand jobs.

Environmental Information*

Michelin's Environment management system, used by each Group site, is ISO 14001 certified. Applying this system first and foremost requires ensuring on an ongoing basis that each site complies with local regulations. This compliance obligation is an integral part of site's environmental charters as signed by their managers.

The following information provides an overview of the key environmental issues relating to Michelin. Data are translated into eco-efficiency ratios, reflecting specific measurements per ton of finished product sold.

Year 2003

Water consumption	**15 m³/t**	
Energy consumption	**18 GJ/t**	
Including: Michelin fixed sources	10	Boiler rooms
Steam	2.4	Steam purchased from third party suppliers
Power	5.9	Power grid
Greenhouse gases emissions	**1.6 t/t**	An internal survey showed that practically all our greenhouse gases are made up of CO_2 from combustion plants
Including: Michelin fixed sources	0.7	Direct emissions
Steam	0.3	Indirect emissions
Power	0.6	Direct emissions
Sulfur dioxide emissions	**3.7 kg/t**	Generated from: fixed sources (boiler rooms)
Nitrogen dioxide emissions	**1.0 kg/t**	Generated from: fixed sources (boiler rooms)
Volatile Organic Compounds	**4.5 kg/t**	
Waste	**135 kg/t**	Including 73% recycled
Environmental management (% of finished products from ISO 14001 certified plants)	**90%**	

The above data was compiled from data supplied by our industrial plants covering up to 95% of Michelin group's output in volume terms. Thanks to data collection efforts throughout the reporting period to improve data reliability we are able to draw a much clearer picture of Group environmental performance in terms of eco-efficiency.

* Please refer to Michelin's Performance and Responsibility Report (available at our www.michelin.com/corporate) for further details.

Environmental data published in Michelin group's annual report 2002 were based on industrial plant accounting to 85% of Group output. Following further introduction of our environmental management system in 2003, we were able to enhance our 2002 data to cover up to 90% of output.

We therefore used these revised 2002 data as the basis for comparison with Group performance in 2003, after scope adjustment to 90% of output to ensure meaningful comparison.

	Unit	2002 Data (adjusted in 2003)	2002 Data (equivalent scope)	Variation
Water consumption	m^3/t	14	14	stable *
Volatile Organic Compounds (VOC)	kg/t	4.3	3.9	(10%)
Sulfur dioxide emissions	kg/t	3.7	3.7	stable
Nitrogen dioxide emissions	kg/t	1.0	0.96	stable
Waste	kg/t	129	132	stable
Including recycled	%	71%	73%	stable
Environmental management	%	80%	90%	+13%

*Stable: the change is deemed insignificant.

This reveals substantial improvement in two areas in which Michelin group took decisive steps:
- VOC emission reductions through redesigned manufacturing and handling processes.
- Deployment of Michelin's Environment Management System and ISO 14001 certification: the Group made headway in its plan to achieve full coverage of its industrial sites in due time. This drive, which started in 1998 hinges on an employee environmental issue awareness campaign based on specific training, received by some 70,000 employees.

In the area of energy consumption, unlike the situation in 2002, reporting tools now enable integration of 2003 third party steam consumed by the Group. The table below summarizes this criterion at constant geographical scope (2003 adjusted on 2002).

	Energy 2002 (GJ/t)	Energy 2003 (GJ/t)	CO_2 2002 (t/t)	CO_2 2003 (t/t)
Aggregate energy used	16	17	1.3	1.5
Including: Michelin fixed sources	11	9.9	0.7	0.7
Steam (sub-contracted)	ND	2.4	ND	0.3
Power	5.0	4.8	0.6	0.5

The main variations flow mainly from taking into account additional energy sources and indirect CO_2 emissions.
Site day-to-day investment and expenditure as part of the EP environmental risk prevention policy have been assessed for all Group industrial sites. According to this estimate on average, sites spent €11 and invested €14 by ton of finished product manufactured in connection to Environment and Prevention issues.

Design and production:
W PRINTEL

Photos:

Compagnie Générale des Etablissements Michelin
Michelin et Cie
Headquarters: 12 cours Sablon • Clermont-Ferrand (Puy-de-Dôme) - France

Shareholder's calendar

General Meeting	May 14, 2004
Payment of dividend	May 18, 2004
Announcement of 1st-quarter 2004 sales	April 26, 2004*
- Announcement of 2004 half-year results	July 30, 2004*
- Announcement of 3rd-quarter 2004 sales	October 25, 2004*
- Announcement of 2004 net sales	February 2005*
- 2004 Results	February 2005*

** These dates may be subject to change.*

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Individual Shareholder Relations

Jacques-Henri Thonier

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Eric Le Corre

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Tel.: **+ 33 (0)4 73 32 77 92**
+ 33 (0)1 45 66 10 04
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MICHELIN